
Stability
Strength
Focus

EQUITY OFFICE PROPERTIES TRUST – 2001 ANNUAL REPORT

NATIONAL OFFICE PORTFOLIO

TOP 10 MARKETS BASED ON NET OPERATING INCOME (NOI)

(11 MSA*-based regions comprise 128 million square feet
in 774 buildings located in 37 markets nationwide)


7.7%
Seattle
10.5%
San Jose
3.6%
Orange County
4.8%
Los Angeles
13.9%
San Francisco
6.7%
Chicago
5.5%
Washington, D.C.
4.8%
Atlanta
6.6%
New York
12.8%
Boston

CAPITAL STRUCTURE

$27 BILLION TOTAL CAPITALIZATION

(Based on $30.08 Common Share Price)


52%
45%
3%
Common Equity
$14.1 Billion
Preferred Equity
$0.9 Billion
Debt
$12.0 Billion

PORTFOLIO CONCENTRATION

(Based on NOI)


44%
56%
Central Business District
Suburban

Financial and portfolio data in this Annual Report are as of 12/31/01.

**MSA (Metropolitan Statistical Area)*

EQUITY OFFICE PROPERTIES TRUST

is the nation's largest publicly held owner and manager of office properties with a portfolio, as of December 31, 2001, of 774 buildings comprising 128 million square feet in 37 markets nationwide. Equity Office provides customers, employees, and investors with important points of differentiation, including: an unrivaled national portfolio of high-quality office buildings, a strong management team focused on operations, real-time local market knowledge, and a growth strategy centered on superior customer service that goes beyond bricks and mortar. Common shares of Equity Office are traded on the New York Stock Exchange under the symbol EOP.

MISSION

To be the office company of choice and to be valued by our employees, customers and investors as partners in their success.

TOP 10 MARKETS

PORTFOLIO SNAPSHOT

Equity Office is the first publicly traded owner and operator of office properties to achieve national status, with office buildings in nearly every major metropolitan area of the country. The company serves more than 10,000 customers, including many of the most recognized companies in America in some of the strongest job-growth markets in the United States.

Market	Net Operating Income % of Total	Net Operating Income Cumulative %	Square Feet in Millions	Number of Buildings	Market Rank
San Francisco	13.9%	13.9%	10.6	98	1st
Boston	12.8%	26.7%	13.0	55	1st
San Jose	10.5%	37.2%	8.7	127	1st
Seattle	7.7%	44.9%	10.4	64	1st
Chicago	6.7%	51.6%	11.2	30	1st
New York	6.6%	58.2%	5.0	6	12th
Washington, D.C.	5.5%	63.7%	5.7	22	4th
Los Angeles	4.8%	68.5%	7.2	49	3rd
Atlanta	4.8%	73.3%	7.8	45	2nd
Orange County	3.6%	76.9%	6.2	38	2nd

Market rank provided by CoStar Realty Information, Inc.


Equity Office is committed to a fundamental strategy of leveraging our unique platform to create value for employees, customers and shareholders.

WE HAVE **STABILITY** BASED UPON A GEOGRAPHICALLY AND ECONOMICALLY DIVERSE PORTFOLIO OF PROPERTIES IN THE NATION'S TOP OFFICE MARKETS.

WE HAVE THE FINANCIAL **STRENGTH** OF A SOLID BALANCE SHEET AND SUBSTANTIAL CASH FLOW RESERVES TO SEIZE OPPORTUNITIES.

AND, WE HAVE A **FOCUS** ON OUR CORE BUSINESS AND STRONG CUSTOMER SERVICE PHILOSOPHY, WHICH ENABLES US TO OUTPERFORM THE MARKET.



STABILITY



67%

DIVIDEND GROWTH SINCE OUR JULY 1997 IPO

A revenue stream characterized by rents from long-term leases averaging over five years

A geographically diverse portfolio and economically diverse customer base, which help mitigate risk from individual markets

STRENGTH



128

MILLION SQUARE FEET OF PRIMARILY CLASS A OFFICE SPACE CONCENTRATED IN HIGH-GROWTH MARKETS

A strong balance sheet with liquidity and conservative leverage, designed to provide us with the resources to seize opportunities

FOCUS



2,700

EMPLOYEES TRAINED ON MISSION AND STRATEGY

A consistent approach that seeks to leverage an unprecedented office platform

A commitment to the customer, which is the cornerstone of our brand and culture

FINANCIAL HIGHLIGHTS

For the Years Ended December 31

Dollars in Thousands, Except per Share Amounts

	2001	2000	1999	1998	1997[1]
Total Revenue	$ 3,130,148	$ 2,264,243	$ 1,942,243	$ 1,679,699	$ 752,072
Property Net Operating Income	$ 2,088,198	$ 1,463,151	$ 1,256,180	$ 1,065,714	$ 455,526
Property Operating Margin	67.9%	66.0%	65.5%	64.3%	62.1%
Funds From Operations[2]	$ 1,186,357	$ 910,959	$ 749,641	$ 661,645	$ 273,951
FFO per Common Share *(fully diluted)*[2]	$ 2.88[3]	$ 2.86	$ 2.57	$ 2.33	$ 0.89
Dividend per Common Share	$ 1.90[4]	$ 1.74	$ 1.58	$ 1.38	$ 0.56

TOTAL REVENUE
(In thousands)


$752,072
$1,679,699
$1,942,243
$2,264,243
$3,130,148
1997
1998
1999
2000
2001

PROPERTY NET OPERATING INCOME
(In thousands)


$455,526
$1,065,714
$1,256,180
$1,463,151
$2,088,198
1997
1998
1999
2000
2001

FUNDS FROM OPERATIONS[2]
(In thousands)


$273,951
$661,645
$749,641
$910,959
$1,186,357
1997
1998
1999
2000
2001

OFFICE SQUARE FOOTAGE
(In millions)


65.3
75.1
77.0
99.0
128.2
1997
1998
1999
2000
2001

(1) Equity Office went public on July 11, 1997. Financial data for the period prior to that date represents Equity Office predecessors. The dividend and funds from operations (FFO) per share shown for 1997 represents a prorated amount from 7/11/97 through year end.

(2) Equity Office has adopted the National Association of Real Estate Investment Trusts (NAREIT) definition of FFO. FFO represents net income, excluding gains or losses from debt restructuring and sales of property, plus depreciation on real estate assets and amortization after adjustments for unconsolidated partnerships and joint ventures.

(3) FFO per common share, excluding $132.7 million in impairments on securities and other investments taken in 2001, was $3.20.

(4) Based on the 4th quarter dividend of $0.50 per common share, the annualized dividend would equal $2.00.

MARCH 2002

Dear Fellow Shareholder

A year ago, as we reflected on 2000, we were emerging from nearly a decade of prosperity in which the wind was at the economy's back. We referenced signs of a slowing economy, but no one could have anticipated the dramatic changes we would face simultaneously on economic and political fronts.

The past year was momentous for Equity Office in so many ways, but those achievements paled compared to the horror imposed upon our nation on September 11th. In a matter of hours, our country lost the sense of invincibility to which we had grown accustomed. What remained were the core of our principles and a unified spirit.



Tim Callahan – President and CEO



Sam Zell – Chairman of the Board

As an office building owner and manager, we felt the impact of these events, particularly in New York; Washington, D.C.; and Boston, on a business and very personal level. We take great pride in the efforts of our employees who, despite being under tremendous personal stress, secured our buildings and gave refuge to our customers during the crisis.

The nation has rebounded from the initial emotional impact of September 11th, but the attacks were the final straw that convinced economists to declare the obvious: our country was in a recession.

In stark contrast to entering recessions in the past, this time the real estate industry was well positioned, particularly in comparison to most other industries. The discipline of the capital markets has limited overbuilding for the most part, and the moderate debt levels characteristic of the modern REIT era have caused financial distress to be the rare exception across all property sectors.

Nevertheless, we are still affected by the economic downturn; our growth prospects this year are certainly diminished from our expectations of a year ago. Ironically, corporate excess has been one of the major variables impacting the office building sector. A rash of layoffs and corporate failures has resulted in increased vacancy rates across the country. Equity Office, however, is fortunate in that its revenue stream is characterized by rents from long-term leases averaging over five years. This revenue stream supports our earnings and, ultimately, our dividend distribution.

EQUITY OFFICE'S DISTINCTION

The unprecedented growth Equity Office has achieved since our July 1997 initial public offering (IPO) has provided us with scale that reaches across the nation's top office markets. We believe that Equity Office is well positioned for an economic recovery, having built a company premised on creating value for our investors through:

- strategic, selective investments in exceptional assets within the country's strongest office markets;
- a market-by-market leadership position, earned with innovation and focused customer service, as well as with ownership size;
- a proven operating system that allows us to effectively compete in corporate America for human and financial capital;
- demonstrated dividend growth, which totaled 67% since our IPO;*
- a strong balance sheet with liquidity, designed to provide us with the resources to take advantage of opportunities in difficult economic times; and
- a geographically and economically diverse portfolio, which allows us to mitigate the risk from individual markets.



These advantages have contributed to the outperformance of Equity Office's total returns compared to the S&P 500 and Nasdaq indices for the past one-, two-, and three-year periods.

**Current annual dividend rate, as of March 15, 2002, is $2.00 per share.*

Gaining Recognition

"We believe that this type of recognition will lead to a greater understanding of the comparability and quality of EOP's earnings to other 'best' companies in corporate America."

Tim Callahan
President and CEO

- S&P 500
- *Fortune* "Most Admired Companies" *(America's #1 Real Estate Company)*
- Dow Jones Titans Index
- Dow Jones Sustainability World Index

- FORBES BEST OF THE WEB
- INFORMATIONWEEK 500
- WORTH MAGAZINE PROFILE
- MONEY MAGAZINE *One of "Five Solid Stocks" to Buy*

RECOGNITION

Our continuing efforts on these value themes were recognized in numerous ways during 2001, but in no way more significantly than Equity Office's inclusion in the S&P 500 Index. As the first REIT ever listed, EOP was recognized as a top operating company. More importantly, our inclusion enhanced our shareholder base with a new group of diversified investors. We believe that, over time, our listing in the S&P 500 will create increasing benefits as a greater number of investors begin to understand the quality and comparability of EOP's earnings to other "best" companies in corporate America.

Equity Office was also named as the only REIT in two Dow Jones indices in 2001: the Financial Services Sector of the Dow Jones Titans Index, and the Dow Jones Sustainability World Index.

In addition, we have received a great deal of recognition in the business/financial press, further extending our reach into a broader investor base. *Fortune* magazine acknowledged EOP as America's #1 Real Estate Company on the *Fortune* "Most Admired Companies" list. This milestone was enhanced by Equity Office's positive coverage in publications such as: *Forbes, Financial Times, Money, BusinessWeek, SmartMoney,* and *The New York Times.* Many of these articles highlighted the benefits Equity Office can offer retail investors, including a history of share liquidity and secure dividend payments in a time when both should be at a premium.

This recognition serves as validation of our employees' efforts to differentiate EOP from its competitors. Our employees, after all, are critical to translating the value of Equity Office to our customers and shareholders. We are committed to aligning our employees to a consistent standard of excellence, and that investment has paid off, as evidenced by our annual Voice of the Employee survey results. Equity Office scored exceptionally well on: 1) employee alignment with our mission and strategy, and 2) Equity Office's customer focus. According to Hay Group, EOP was among the highest scoring companies in these two areas, when compared with the international consulting firm's high-performing norm, which includes companies from *Fortune's* "Most Admired Companies" list.

INVESTMENT STRATEGY

From a capital allocation perspective, we continue to focus on long-term investments in markets with strong fundamentals. Consistent with our well established strategy, we are committed to markets that we believe will outperform over time. These markets tend to have similar characteristics, such as: lifestyle environments that attract knowledge workers; large, diverse economic bases; and barriers to entry.

Furthering this strategy, our most notable investment event of 2001 was the merger with Spieker Properties. We acquired 28.3 million square feet of office properties, bringing our total office space square footage to 128 million, further adding to our critical mass in key markets across the western United States.

We underwrote the Spieker transaction with the slowing economy in mind. While many of these markets have been under significant economic pressure in recent months, we believe they are uniquely positioned for growth once the economy begins to recover.

Although we have executed the three largest mergers in the REIT industry over the last four years, our selection process has been discriminating. We have focused on the highest quality portfolios, and have factored integration, as well as price, into our decisions. As a result, we believe the value of the assets we acquired—both the physical assets and the talent of the employees we retained—will become self-evident over time.

In addition to the Spieker merger, our investment activity included the disposition of a number of non-strategic assets totaling $541 million at year-end. These asset sales enabled us to reduce our debt and further increase our liquidity. We intend to continue our exit from non-core markets, redeploying that capital into our top 20 MSAs. Our disposition strategy contributes to our ability to take advantage of opportunities.

CAPITAL MARKETS

Our size and cash flow stability provide us with an advantage in the capital markets. In July, we issued the first global debt offering by a REIT. The $1.4 billion offering was more than five times oversubscribed at very attractive pricing to EOP. The offering enabled us to retire the $1 billion bridge facility put in place from the Spieker merger within 10 days of the transaction closing. In addition, we continued to attract new investors, including 35 overseas institutional investors, who had never previously invested in REIT debt.

We have now raised approximately $13 billion of debt since our IPO, while maintaining our investment grade ratings of Baa1/BBB+, and growing our fixed-income investor base.

CUSTOMER PARTNERING

Attentive customer service is ingrained in Equity Office's culture. Reinforced with employee training and development initiatives, and tied to compensation and rewards, customer partnering is the cornerstone of our brand. We have a track record of innovative initiatives developed to enhance customers' productivity and efficiency.

The latest of these efforts can be found in our Strategic Customers Program, which caters to companies with multiple locations within the EOP portfolio. We recently launched our Customized National Lease, which allows each of these customers to have a tailored document that serves to expedite subsequent lease transactions.

With the Customized National Lease, customers can agree upon a standard lease template designed to reduce negotiation time and associated costs for their future transactions with EOP. This turnkey approach saves customers and Equity Office time and money by eliminating the need to negotiate the same terms each time we provide new space for an existing customer. For example, in a recent transaction, we used a company's Customized National Lease form to negotiate a new lease for 20,000 square feet. This transaction, which could have typically taken up to 60 days, was executed in only one day.





Among the other advantages our Strategic Customer Program offers national companies are:

- a single point of contact at Equity Office for all inquiries, leasing issues and services;
- increased flexibility in expanding and contracting space within the EOP portfolio;
- tenant improvement allowances, which can be used across a customer's locations within our portfolio;
- simplified assignment and sublease consents; and
- Customer Roundtable Meetings, which bring senior real estate decision makers together with senior EOP managers to share information.

Our annual "Voice of the Customer" survey reveals that this type of tailored programming is working. While Equity Office continued to enjoy high satisfaction scores overall, our Strategic Customer scores exceeded those of our broader customer base in all property management rating areas.

LOOKING AHEAD

We are approaching 2002 with the expectation that the first half of the year will show continued weakness, with a pick-up, albeit possibly slow, toward the latter part of the year. We believe that when the economy begins to recover, we will see the vacancy rates in the major markets across the country start to decline due to the lack of new construction and possible pent-up demand for office space.

Equity Office is in a strong position to weather this slow economy, and we expect to be able to take advantage of opportunities that might arise under these conditions. We have continued to keep our leverage low, while being highly disciplined in our investment activity.

In the year ahead, we will focus on our core business, with an emphasis on increasing occupancy and continuing to outperform the general market. We believe that the better buildings in the better submarkets will absorb more than their proportionate share of new leases. Historically, in softer markets, tenants tend to gravitate toward Class A buildings, and we are seeing signs of this trend re-emerging.

With an employee base anxious to drive Equity Office quality to the market on behalf of customers and shareholders, we anticipate a challenging, but productive year. We will work to leverage our market position on the local, regional, and national levels, and we will strive to further distinguish EOP from our industry peers, as well as from other companies in the broader market.

Samuel Zell
Chairman of the Board

Timothy H. Callahan
President and Chief Executive Officer





2001

YEAR IN REVIEW

JANUARY

- Completes sale of Warner Park Center, a 58,000-square-foot office building in Woodland Hills, California.
- Launches FastOffice,℠ a ready-for-work office space alternative that allows customers to move into fully furnished office suites and begin operations within days of signing a license agreement.

FEBRUARY

- Announces development of a 122,000-square-foot office building for Booz Allen & Hamilton in McLean, Virginia.
- Named on *Fortune* magazine's "Most Admired Companies" list as America's #1 Real Estate Company.
- Announces $7.2 billion merger agreement with Spieker Properties, Inc.

JUNE

- Announces joint venture agreement with MaguirePartners to develop Water's Edge, a 450,000-square-foot office complex in the Playa Vista development in West Los Angeles, California.

JULY

- Completes merger with Spieker Properties, Inc., creating a portfolio comprising 128 million square feet of office space nationwide.
- Issues $1.4 billion of senior unsecured notes in the REIT industry's first global bond offering.

AUGUST

- Completes sale of four office buildings in the Alexandria/Old Town submarket of suburban Washington, D.C., and an apartment building in Stamford, Connecticut.

SEPTEMBER

- Named to two Dow Jones indices: the Financial Services Sector of the Dow Jones Titans Index and the Dow Jones Sustainability World Index.

OCTOBER

- Named the first REIT ever included in the S&P 500 Index.
- Acquires Three Lafayette Centre, a 259,000-square-foot office building in Washington, D.C.

NOVEMBER

- Redeems all of its 4,250,000 outstanding 9.45% Cumulative Redeemable Series D preferred shares.

DECEMBER

- Completes sale of Bank of America Plaza, a 419,000-square-foot office building in Nashville, Tennessee.
- Announces sale of 4.1 million square feet of industrial assets in Portland, Oregon; and Benicia, Livermore, and Sacramento, California.
- Completes sale of four parking facilities in Chicago, Illinois; and Minneapolis, Minnesota.


10-K
EQUITY OFFICE PROPERTIES TRUST • 2001 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-13115

EQUITY OFFICE PROPERTIES TRUST
(Exact name of registrant as specified in its charter)

Maryland *(State or other jurisdiction of incorporation or organization)*	**36-4151656** *(I.R.S. Employer Identification No.)*
Two North Riverside Plaza, Suite 2100, Chicago, Illinois *(Address of principal executive offices)*	**60606** *(Zip code)*

(312) 466-3300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares")	New York Stock Exchange
8.98% Series A Cumulative Redeemable Preferred Shares	New York Stock Exchange
5.25% Series B Convertible, Cumulative Preferred Shares	New York Stock Exchange
8.625% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	New York Stock Exchange
Series E Cumulative Redeemable Preferred Shares (par value $.01 per share)	New York Stock Exchange
Series F Cumulative Redeemable Preferred Shares (par value $.01 per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
(None)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the Common Shares held by non-affiliates of the registrant as of March 15, 2002 was $11,530,041,020.

On March 15, 2002, 416,191,708 Common Shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the annual shareholders' meeting to be held in 2002 are incorporated by reference into Part III. We expect to file our proxy statement by April 30, 2002.

EQUITY OFFICE PROPERTIES TRUST

TABLE OF CONTENTS

PART I

FORWARD – LOOKING STATEMENTS

Statements contained in this Form 10-K which are not historical fact may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Equity Office Properties Trust intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Such statements (none of which is intended as a guarantee of performance) are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 12, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of March 28, 2002. Among the factors about which we have made assumptions are the following:

- Future economic conditions which may impact the demand for office space as well as current or prospective tenant's ability or willingness to pay rent, either at current or increased levels;

- The extent of any tenant bankruptcies or defaults that may occur;

- The availability of new competitive supply, including competitive supply which may be available by way of sublease;

- The extent of future demand for high-rise and other office space in the markets in which Equity Office has a presence;

- The costs to complete and lease-up pending developments at anticipated rents;

- Future demand for Equity Office's debt and equity securities;

- Equity Office's continued access to adequate credit facilities or other debt financing on acceptable terms;

- Equity Office's ability to achieve economies of scale over time;

- Equity Office's ability to attract and retain high quality personnel at a reasonable cost;

- Equity Office's ability to integrate successfully the operations of Spieker Properties, Inc. ("Spieker") into Equity Office's organization;

- Changes in interest rates;

- Changes in operating expenses, including utility, insurance and security costs;

- Equity Office's continuing ability to pay amounts due to its noteholders and preferred shareholders before any distribution to holders of Common Shares; and

- Equity Office's ability to secure adequate insurance for occurrences such as terrorist acts and earthquakes.

Item 1. Business.

EQUITY OFFICE

As used herein, "Equity Office", "we", "us" and "our" refer to Equity Office Properties Trust, a Maryland real estate investment trust, together with its consolidated subsidiaries, including EOP Operating Limited Partnership, a Delaware limited partnership ("EOP Partnership") and our predecessors, except where the context otherwise requires. Equity Office was organized in 1996 and began operations in 1997. We own substantially all of our assets and conduct all of our operations through EOP Partnership, which is engaged principally in acquiring, owning, managing, developing and leasing office properties. We are the sole general partner of, and owned, at December 31, 2001, approximately an 88.0% interest in, EOP Partnership. Equity Office has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes, and generally will not be subject to federal income tax if Equity Office distributes 100% of its taxable income and complies with a number of organizational and operational requirements.

At December 31, 2001, we had a portfolio of 774 office properties comprising approximately 128.2 million square feet of commercial office space in 23 states and the District of Columbia (the "Office Properties"), 79 industrial properties comprising approximately 6.0 million square feet of industrial properties (the "Industrial Properties" and, together with the Office Properties, the "Properties") and approximately 2.4 million square feet of office properties under development.

Our executive offices are located at Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, and our telephone number is (312) 466-3300.

ACQUISITION ACTIVITY

Over the past three years, we have invested approximately $12.5 billion, calculated on a cost basis, in acquisitions of institutional quality office properties and industrial properties throughout the United States.

Management considers various factors when evaluating potential property acquisitions. These factors include:

- the attractiveness of the property to existing and potential tenants;
- the likelihood and relative attractiveness of competitive supply;
- the anticipated demand for space in the local market;
- the creditworthiness and diversity of risk in the current rent roll;
- the ability to acquire the asset at an attractive going-in yield, as well as the potential to increase operating income over time by renewing leases for increasing rents;
- the physical condition of the property, including the extent of funds required for its maintenance and for physical upgrades needed in order to establish or sustain its market competitiveness;
- the ability to operate the property with a competitive cost structure; and
- the property's location in one of our target markets.

In determining whether to enter into a new development, the foregoing factors are considered as well as the additional risks of development, including the following:

- the extent of lease-up risk in the context of the demand/supply characteristics of the local market;
- the ability to minimize construction risks; and
- the quality of local development partners, if relevant.

SPIEKER MERGER

On July 2, 2001, Spieker merged into Equity Office and Spieker Properties, L.P. ("Spieker Partnership"), Spieker's operating partnership subsidiary, merged into EOP Partnership (collectively, the "Spieker Merger"). The transaction, which was accounted for by the purchase method, valued Spieker, including the outside interests in Spieker Partnership, at approximately $7.2 billion, which included transaction costs, the assumption of approximately $2.1 billion in debt and the issuance of 14.25 million of our preferred shares valued at approximately $356.3 million. We paid approximately $1.1 billion in cash and issued approximately 101.5 million of our common shares ("Common Shares"), and EOP Partnership issued approximately 16.7 million of its units ("Units") to new limited partners, each valued at $29.29 per Common Share/Unit. The $1.1 billion cash portion of the purchase price was financed using a combination of available cash and a new $1.0 billion bridge loan facility that was entered into before the closing of the Spieker Merger. The $1.0 billion bridge loan facility had a term of 364 days and an interest rate based on LIBOR plus 80 basis points. The $1.0 billion bridge loan facility was repaid in full with the net proceeds from the issuance of $1.4 billion of unsecured notes in July 2001 and then terminated. As a result of the Spieker Merger, we acquired 391 office properties consisting of approximately 28.3 million square feet, 98 industrial properties consisting of approximately 10.1 million square feet and several development properties.

We subsequently sold 19 of the industrial properties that were acquired in the Spieker Merger for approximately $213.4 million. There was no gain or loss on the sale of these properties. The industrial properties sold are located in California and Oregon and consist of approximately 4.1 million square feet.

FINANCING POLICIES

We conduct substantially all of our investment and financing activities through EOP Partnership. To date, we have financed our investments through a combination of equity, which may be issued by either EOP Partnership or us, as well as secured and unsecured debt (which would be issued by EOP Partnership). The terms of EOP Partnership's line of credit and unsecured notes contain various financial covenants which require satisfaction of certain total debt-to-asset ratios, secured debt-to-total-asset ratios, debt service coverage ratios, and unsecured debt-to-unencumbered-asset ratios, as well as other limitations. In addition, EOP Partnership has obtained investment grade credit ratings on its unsecured debt from each of Standard & Poors, Fitch and Moodys rating agencies. A primary objective of our financing policy is to manage our financial position so as to continue to maintain these investment grade credit ratings. The majority of our outstanding debt has a fixed interest rate which limits the risk of fluctuating interest rates. In addition, we utilize certain derivative financial instruments at times to limit interest rate risk. Derivatives are used for hedging purposes rather than speculation.

Our intent is to maintain a ratio of debt-to-market capitalization of less than 50%. For this purpose, the ratio of debt-to-market capitalization equals total debt as a percentage of the sum of (a) the market value of outstanding Common Shares and Units, (b) the liquidation value of our preferred shares and (c) total debt. We may re-evaluate this policy and decrease or increase this ratio in the future in light of then current economic conditions, the relative costs of debt and equity capital, the market value of our properties, growth and acquisition opportunities and other factors. There is no limit on the debt-to-market capitalization ratio imposed by our Declaration of Trust or Bylaws or EOP Partnership's partnership agreement.

To the extent that our Board of Trustees decides to obtain additional capital, we may elect to issue equity securities, cause EOP Partnership to issue additional Units or debt securities, retain our earnings (subject to the provisions of the Internal Revenue Code requiring distributions of taxable income to maintain REIT status), or dispose of some of our properties or utilize a combination of these methods. Under the terms of EOP Partnership's partnership agreement, the proceeds of all equity capital raised by Equity Office are contributed to EOP Partnership in exchange for additional interests in EOP Partnership.

BUSINESS AND GROWTH STRATEGIES

Our primary business objective is to achieve sustainable long-term growth in cash flow and portfolio value in order to maximize shareholder value. We intend to achieve this objective by owning and operating high-quality office buildings and providing a superior level of service to customers across the United States.

Internal Growth

We believe that our future internal growth will come from:

- tenant rollover at increased rents where market conditions permit;
- lease-up of vacant space;
- completion and lease-up of development properties;
- recycling of capital through selective disposition of certain assets and reinvestment in properties or other assets consistent with our long-term growth strategy;
- revenues generated from providing ancillary business products and services to tenants;
- reduction of various expenses as a percentage of revenues; and
- increased capital market efficiencies.

At December 31, 2001, approximately 10.6 million rentable square feet, or 8.2%, of our office space, was vacant. During the period from December 31, 2001 through December 31, 2006, there is approximately 75.5 million square feet, or 64.2%, of currently occupied office space scheduled to become vacant. As of December 31, 2001, the average rent for this space was $27.73 per square foot. The actual rental rates at which available space will be relet will depend on prevailing market factors at the time.

At December 31, 2001, approximately 2.4 million square feet of projects were under development and anticipated to be placed in service throughout 2002 and 2003. Our policy is to prudently pursue projects with local development partners where customer need is evident and market conditions warrant.

In addition to our current development pipeline, we own various undeveloped land parcels on which approximately 11.5 million square feet of office space could be developed, assuming our receipt of necessary permits, licenses and approvals. Our policy is to develop land only when market conditions warrant. Although we may develop some properties ourselves, a portion of this activity may also be conducted with joint venture partners. If we develop a property with a joint venture partner, we may not have the same degree of control over the property as if we owned it ourselves. In addition, if we develop a property with a joint venture partner, we will be required to share a portion of the economic benefits from such property with our joint venture partner.

External Growth

As part of our long-term growth strategy, assuming that capital is available to us on reasonable terms, we intend to continue to acquire additional office properties. Properties may be acquired separately or as part of a portfolio and may be acquired for cash and/or in exchange for our debt or equity securities. These acquisitions may be individual asset transactions, joint ventures, mergers or other business combinations.

ENVIRONMENTAL EXPOSURE

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition and results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on our Properties, properties that we have sold or on properties that may be acquired in the future.

EMPLOYEES

As of December 31, 2001, we had approximately 2,700 employees providing in-house expertise in:

- property management;
- tenant services and business development;
- leasing;
- finance;
- tax;
- property acquisition;
- property development;
- property disposition;
- marketing;
- accounting;
- information systems; and
- law.

Our seven executive officers have an average tenure of 10 years with us or our affiliates and an average of 18 years experience in the real estate industry.

EXECUTIVE AND SENIOR OFFICERS OF EQUITY OFFICE

As of March 15, 2002, the following executive and senior officers of Equity Office held the offices indicated:

Name	Age	Office Held
Timothy H. Callahan	51	President and Chief Executive Officer
Richard D. Kincaid	40	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Peter H. Adams	55	Executive Vice President — Strategic Planning and Operations
David A. Helfand	38	Executive Vice President and Chief Investment Officer
Christopher P. Mundy	40	Executive Vice President — Strategic Planning and Operations
David H. Naus	46	Executive Vice President — Real Estate Investments
Stanley M. Stevens	53	Executive Vice President, Chief Legal Counsel and Secretary
Thomas Q. Bakke	47	Senior Vice President — New York/Washington D.C. Region
Stephen M. Briggs	43	Senior Vice President — Chief Accounting Officer
M. Patrick Callahan	41	Senior Vice President — Seattle Region
Robert E. Dezzutti	41	Senior Vice President — Los Angeles Region
Maureen O. Fear	45	Senior Vice President and Treasurer
Debra L. Ferruzzi	42	Senior Vice President and Executive Advisor
Frank Frankini	47	Senior Vice President — Real Estate Investments
Mark P. Geisreiter	40	Senior Vice President — San Francisco Region
Donald J. Huffner, Jr.	44	Senior Vice President — Atlanta Region
Peter D. Johnston	45	Senior Vice President — Houston Region
Kim J. Koehn	46	Senior Vice President — Denver Region
Lawrence J. Krema	41	Senior Vice President — Human Resources
Diane M. Morefield	43	Senior Vice President — Investor Relations
Scott T. Morey	37	Senior Vice President — Chief Information Officer
Arvid A. Povilaitis	42	Senior Vice President — Chicago Region
John W. Peterson	38	Senior Vice President — San Jose Region
Ross G. Satterwhite	42	Senior Vice President — Business Development Investments
John C. Schneider	43	Senior Vice President — Legal and Associate General Counsel for Property Operations
Mark E. Scully	44	Senior Vice President — Customer Solutions

Name	Age	Office Held
David P. Spence	42	Senior Vice President — Accounting
Maryann Gilligan Suydam	52	Senior Vice President — Boston Region
Robert J. Winter, Jr.	56	Senior Vice President — Development Investments

Set forth below is biographical information for each of the executive officers:

Timothy H. Callahan has been a trustee, President and Chief Executive Officer of Equity Office since October 1996. Mr. Callahan also has held the following positions:

- President and Chief Executive Officer of Equity Office Holdings, L.L.C. ("EOH"), a predecessor of Equity Office, from January 1997 until October 1997 and served on the Board of Managers of EOH from July 1995 until October 1997;
- Chief Executive Officer of Equity Office Properties, L.L.C. ("EOP LLC"), a predecessor of Equity Office from August 1996 until October 1997 and served on the Board of Managers of EOP LLC from July 1995 until October 1997;
- Executive Vice President and Chief Financial Officer of Equity Group Investments, Inc. ("EGI"), an owner, manager and financier of real estate and corporate investments, from January 1995 until August 1996;
- Executive Vice President of EGI from November 1994 until January 1995;
- Senior Vice President of EGI from July 1992 until November 1994;
- Vice President — Finance of the Edward J. DeBartolo Corporation, a developer, owner and operator of shopping centers, from July 1988 until July 1992; and
- Various positions at Chemical Bank, a commercial bank located in New York, New York, from July 1973 until March 1987.

Richard D. Kincaid has been Executive Vice President and Chief Financial Officer of Equity Office since March 1997 and Chief Operating Officer since September 2001. Mr. Kincaid also has held the following positions:

- Senior Vice President of Equity Office from October 1996 until March 1997;
- Senior Vice President and Chief Financial Officer of EOH from July 1995 until October 1997;
- Senior Vice President of EGI from February 1995 until July 1995;
- Senior Vice President of the Yarmouth Group, a real estate investment company in New York, New York, from August 1994 until February 1995;
- Senior Vice President — Finance of EGI from December 1993 until July 1994;
- Vice President — Finance of EGI from August 1990 until December 1993; and
- Vice President of Barclays Bank PLC, a commercial bank located in Chicago, Illinois, from August 1987 until August 1990.

Peter H. Adams has been Executive Vice President — Strategic Planning and Operations of Equity Office since September 2001. Mr. Adams also has held the following positions:

- Senior Vice President — Strategic Planning and Operations of Equity Office from May 2000 until September 2001;
- Senior Vice President — Pacific Region of Equity Office from March 1998 until May 2000;
- Regional Vice President — Pacific of Equity Office from July 1997 until March 1998;
- Vice President/Regional Manager of EOH from March 1997 until October 1997;
- Vice President/Regional Manager of EOP, LLC from July 1995 until October 1997;
- Vice President/Group Manager of Equity Office Properties, Inc. ("EOP, Inc."), a provider of real estate property management services and a former subsidiary of EGI, from July 1994 until January 1998; and
- President of Adams Equities, a private real estate consulting firm, from 1990 to 1994.

David A. Helfand has been Executive Vice President and Chief Investment Officer of Equity Office since September 2001. Mr. Helfand also has held the following positions:

- Executive Vice President — Business Development of Equity Office from February 2000 until September 2001;
- Senior Vice President — New Business Development of Equity Office from July 1998 to February 2000;
- Managing Director of Equity International Properties, Ltd., a real estate investment company, from December 1997 until July 1998;
- Chief Executive Officer of Manufactured Home Communities, Inc. ("MHC"), a real estate investment trust engaged in the ownership and management of manufactured home communities, from August 1996 until December 1997;
- President of MHC from January 1995 until July 1996;
- Chief Financial Officer of MHC from December 1992 until February 1995; and
- Vice President of MHC from March 1994 until January 1995.

Christopher P. Mundy has been Executive Vice President — Strategic Planning and Operations of Equity Office since September 2001. Mr. Mundy also has held the following positions:

- Senior Vice President — Strategic Planning and Operations of Equity Office from May 2000 until September 2001;
- Senior Vice President — Northeast Region of Equity Office from March 1998 until May 2000;
- Regional Vice President — Northeast of Equity Office from July 1997 until March 1998;
- Vice President/Regional Manager of EOH from March 1997 until October 1997;
- Vice President/Regional Leasing Director of EOP LLC from July 1995 until October 1997; and
- Vice President/Regional Leasing Director of EOP, Inc. from September 1993 until January 1998.

David H. Naus has been Executive Vice President — Real Estate Investments of Equity Office since November 2000. Mr. Naus also has held the following positions:

- Senior Vice President — Real Estate Investments of Equity Office from December 1999 until November 2000;
- Senior Vice President — Acquisitions of Equity Office from March 1997 to December 1999;
- Senior Vice President — Acquisitions of EOH from December 1995 until October 1997;
- Vice President — Acquisitions of EOH from July 1995 until December 1995;
- Vice President — Acquisitions of EOP, Inc. from November 1993 until July 1995;
- Vice President — Acquisitions of Equity Assets Management, Inc. ("EAM"), a provider of real estate asset management services and a former subsidiary of EGI, from November 1992 until November 1993; and
- Vice President of EAM from October 1988 until November 1992.

Stanley M. Stevens has been Executive Vice President of Equity Office since September 1996 and Chief Legal Counsel and Secretary of Equity Office since October 1996. Mr. Stevens also has held the following positions:

- Executive Vice President and General Counsel of EOH from September 1996 until October 1997;
- Vice President of Rosenberg & Liebentritt, P.C., a law firm in Chicago, Illinois that has since dissolved, from December 1993 until September 1996; and
- Partner at Rudnick & Wolfe, a national law firm based in Chicago, Illinois, from October 1987 until December 1993.

COMPETITION

The leasing of real estate is highly competitive. We compete for tenants in our markets primarily on the basis of property location, rent charged, services provided and the design and condition of improvements. We also experience competition when attempting to acquire ownership of desirable real estate, building sites or redevelopment opportunities, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension trusts, trust funds, partnerships and individual investors.

INDUSTRY SEGMENTS

Our primary business is the ownership and operation of office properties. Our long-term tenants are in a variety of businesses, and no single tenant is significant to our business. Information related to this segment for the years ended December 31, 2001, 2000 and 1999 is set forth in note 19 to the consolidated financial statements that are part of this Form 10-K.

Item 2. Properties.

All capitalized terms used herein and not otherwise defined shall have the meaning given in the financial statements and notes thereto set forth in Item 8. For information regarding encumbrances on our properties, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Financing — Mortgage Debt" and "Item 14. Exhibits, Financial Statements, Schedules and Reports on Form 8-K — Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2001". All of our consolidated properties are held in fee simple interest, except for approximately 73 properties in which we have leasehold interests and do not own the land or a portion thereof, and approximately three office properties in which we own the underlying land or are the mortgage holder.

General

We are the largest publicly held owner and operator of office properties in the United States based upon equity market capitalization and square footage. At December 31, 2001, we had a portfolio of 774 office properties comprising approximately 128.2 million square feet of commercial office space in 23 states and the District of Columbia, 79 industrial properties comprising approximately 6.0 million square feet and approximately 2.4 million square feet of office properties under development. Approximately 40.1% of the total square feet of our office properties is located in central business districts ("CBDs") and approximately 59.9% is located in suburban markets. At December 31, 2001, our office properties were approximately 91.8% occupied on a weighted average basis. No single tenant accounts for more than 1.4% of the aggregate annualized rent or 2.0% of the aggregate occupied square feet, except for the U.S. General Services Administration, which accounted for 1.8% of the aggregate annualized rent and 2.0% of the aggregate occupied square feet.

All property data presented below are as of December 31, 2001.

Office Property Statistics

The following table sets forth certain data relating to our Office Properties, including those we own in joint ventures with other partners.

Primary Market	Number of Buildings	Rentable Square Feet	Percent of Office Portfolio Rentable Square Feet	Percent Occupied	Annualized Rent (in thousands)(a)	Percent of Office Portfolio Annualized Rent	Annualized Rent Per Occupied Square Foot(a)
Boston	55	13,019,268	10.2%	97.2%	$ 466,613	13.4%	$36.85
San Francisco	98	10,617,648	8.3%	86.8%	398,775	11.4%	43.29
San Jose	127	8,672,061	6.8%	91.5%	313,942	9.0%	39.56
Chicago	30	11,190,188	8.7%	92.7%	289,780	8.3%	27.94
Seattle	64	10,380,049	8.1%	92.8%	270,341	7.8%	28.06
New York	6	4,986,407	3.9%	98.4%	228,998	6.6%	46.66
Los Angeles	49	7,182,147	5.6%	91.3%	186,478	5.3%	28.45
Washington, D.C.	22	5,655,192	4.4%	97.3%	166,220	4.8%	30.22
Atlanta	45	7,842,590	6.1%	88.4%	157,160	4.5%	22.68
Orange County	38	6,187,853	4.8%	93.1%	139,212	4.0%	24.17
All others	240	42,500,584	33.1%	89.9%	870,469	25.0%	22.78
Total/Weighted Average	774	128,233,987	100.0%	91.8%	$3,487,988	100.0%	$29.64

(a) Annualized rent is the monthly contractual rent under existing leases as of December 31, 2001, multiplied by 12. Annualized rent per occupied square foot is annualized rent divided by occupied square feet at December 31, 2001. This amount reflects total base rent before any rent abatements and includes expense reimbursements from tenants, which may be estimates.

Industrial Property Statistics

The following table sets forth certain data relating to our Industrial Properties. See "Item I. Business — Spieker Merger" for a discussion of our recent dispositions of industrial properties.

Primary Market	Number of Buildings	Rentable Square Feet	Percent of Industrial Portfolio Rentable Square Feet	Percent Occupied	Annualized Rent (in thousands) (a)	Percent of Industrial Portfolio Annualized Rent	Annualized Rent Per Occupied Square Foot(a)
Los Angeles	1	130,600	2.2%	100.0%	$ 466	0.9%	$ 3.56
Oakland-East Bay	47	3,913,923	64.7%	93.7%	28,153	54.3%	7.68
Portland	1	67,563	1.1%	0.0%	0	0.0%	0.00
San Jose	28	1,855,673	30.7%	93.6%	22,201	42.8%	12.79
Seattle	2	77,072	1.3%	100.0%	1,052	2.0%	13.65
Total/Weighted Average	79	6,044,831	100.0%	92.8%	$51,872	100.0%	$ 9.25

(a) Annualized rent is the monthly contractual rent under existing leases as of December 31, 2001, multiplied by 12. Annualized rent per occupied square foot is annualized rent divided by occupied square feet at December 31, 2001. This amount reflects total base rent before any rent abatements and includes expense reimbursements from tenants, which may be estimates.

Lease Distribution

The following table sets forth information relating to the distribution of the Office Property leases, based on occupied square feet.

Square Feet	Total Occupied Square Feet(a)	Percent of Office Portfolio Occupied Square Feet	Annualized Rent (in thousands) (b)	Percent of Office Portfolio Annualized Rent	Annualized Rent per Occupied Square Foot(b)
2,500 or less	5,052,650	4.3%	$ 147,176	4.2%	$29.13
2,501 - 5,000	8,168,317	7.0%	235,703	6.8%	28.86
5,001 - 7,500	6,892,714	5.9%	200,797	5.8%	29.13
7,501 - 10,000	5,365,722	4.6%	159,800	4.6%	29.78
10,001 - 20,000	17,126,405	14.7%	487,676	14.0%	28.48
20,001 - 40,000	19,258,410	16.5%	574,123	16.5%	29.81
40,001 - 60,000	10,761,375	9.2%	326,859	9.4%	30.37
60,001 - 100,000	12,124,183	10.4%	366,374	10.5%	30.22
100,001 or greater	31,807,637	27.3%	989,480	28.4%	31.11
Total/Weighted Average	116,557,413	100.0%	$3,487,988	100.0%	$29.64

(a) Reconciliation for total net rentable square feet for Office Properties is as follows:

	Square Footage	Percent of Total
Square feet occupied by tenants	116,557,413	90.9%
Square feet used for management offices, building use and remeasurement adjustments	1,122,880	0.9%
Total occupied square feet	117,680,293	91.8%
Leased and unoccupied square feet	1,411,021	1.1%
Unleased square feet	9,142,673	7.1%
Total rentable square feet	128,233,987	100.0%

(b) Annualized rent is the monthly contractual rent under existing leases as of December 31, 2001, multiplied by 12. Annualized rent per occupied square foot is annualized rent divided by occupied square feet at December 31, 2001. This amount reflects total base rent before any rent abatements and includes expense reimbursements from tenants, which may be estimates.

Lease Expiration

The following table sets forth information relating to expiration patterns of our Office Property leases. (Dollars in thousands, except per square foot amounts)

	2002 and month to month	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012 and Beyond	Totals
San Francisco												
Square Feet (1)	960,757	1,096,542	1,136,531	1,325,769	1,179,054	1,145,938	687,247	133,062	632,221	153,114	762,410	9,212,645
% Square Feet(2)	9.0%	10.3%	10.7%	12.5%	11.1%	10.8%	6.5%	1.3%	6.0%	1.4%	7.2%	86.8%
Annualized Rent (3)	$ 34,187	$ 38,976	$ 44,949	$ 56,761	$ 51,462	$ 49,193	$ 31,683	$ 8,401	$ 37,812	$ 9,837	$ 35,513	$ 398,774
Rent Per Square Foot	$ 35.58	$ 35.54	$ 39.55	$ 42.81	$ 43.65	$ 42.93	$ 46.10	$ 63.14	$ 59.81	$ 64.24	$ 46.58	$ 43.29
Boston												
Square Feet(1)	1,198,954	1,329,926	1,113,602	1,367,482	784,581	1,256,664	1,116,065	884,143	959,422	381,204	2,269,090	12,661,133
% Square Feet(2)	9.2%	10.2%	8.6%	10.5%	6.0%	9.7%	8.6%	6.8%	7.4%	2.9%	17.4%	97.2%
Annualized Rent(3)	$ 43,716	$ 46,951	$ 39,449	$ 49,513	$ 26,172	$ 44,493	$ 42,841	$ 34,153	$ 38,492	$ 19,173	$ 81,660	$ 466,613
Rent Per Square Foot	$ 36.46	$ 35.30	$ 35.42	$ 36.21	$ 33.36	$ 35.41	$ 38.39	$ 38.63	$ 40.12	$ 50.30	$ 35.99	$ 36.85
San Jose												
Square Feet(1)	1,097,924	664,455	818,479	1,712,045	653,017	508,258	172,065	137,484	806,150	908,023	457,077	7,934,977
% Square Feet(2)	12.7%	7.7%	9.4%	19.7%	7.5%	5.9%	2.0%	1.6%	9.3%	10.5%	5.3%	91.5%
Annualized Rent(3)	$ 34,545	$ 24,187	$ 27,430	$ 54,906	$ 26,555	$ 23,769	$ 8,860	$ 4,119	$ 34,212	$ 56,115	$ 19,245	$ 313,943
Rent Per Square Foot	$ 31.46	$ 36.40	$ 33.51	$ 32.07	$ 40.66	$ 46.77	$ 51.49	$ 29.96	$ 42.44	$ 61.80	$ 42.10	$ 39.56
Seattle												
Square Feet(1)	1,398,994	1,970,732	1,428,816	1,424,769	928,744	614,086	273,422	493,707	635,360	350,693	113,376	9,632,699
% Square Feet(2)	13.5%	19.0%	13.8%	13.7%	8.9%	5.9%	2.6%	4.8%	6.1%	3.4%	1.1%	92.8%
Annualized Rent(3)	$ 33,317	$ 53,452	$ 40,637	$ 43,515	$ 27,881	$ 17,662	$ 7,927	$ 14,725	$ 19,000	$ 11,496	$ 730	$ 270,342
Rent Per Square Foot	$ 23.82	$ 27.12	$ 28.44	$ 30.54	$ 30.02	$ 28.76	$ 28.99	$ 29.82	$ 29.90	$ 32.78	$ 6.44	$ 28.06
Chicago												
Square Feet(1)	952,812	1,987,083	1,239,208	1,264,283	1,152,363	457,250	1,039,657	592,858	935,149	273,665	478,729	10,373,057
% Square Feet(2)	8.5%	17.8%	11.1%	11.3%	10.3%	4.1%	9.3%	5.3%	8.4%	2.4%	4.3%	92.7%
Annualized Rent(3)	$ 27,817	$ 63,693	$ 33,960	$ 32,450	$ 31,481	$ 12,016	$ 28,491	$ 18,959	$ 22,493	$ 7,809	$ 10,610	$ 289,779
Rent Per Square Foot	$ 29.19	$ 32.05	$ 27.40	$ 25.67	$ 27.32	$ 26.28	$ 27.40	$ 31.98	$ 24.05	$ 28.53	$ 22.16	$ 27.94
New York												
Square Feet(1)	219,309	210,673	109,428	89,039	196,964	107,635	75,608	1,145,867	1,254,741	531,252	967,579	4,908,095
% Square Feet(2)	4.4%	4.2%	2.2%	1.8%	4.0%	2.2%	1.5%	23.0%	25.2%	10.7%	19.4%	98.4%
Annualized Rent(3)	$ 8,771	$ 9,234	$ 5,928	$ 4,643	$ 11,505	$ 5,657	$ 4,161	$ 51,000	$ 54,622	$ 20,657	$ 52,820	$ 228,998
Rent Per Square Foot	$ 39.99	$ 43.83	$ 54.17	$ 52.14	$ 58.41	$ 52.55	$ 55.04	$ 44.51	$ 43.53	$ 38.88	$ 54.59	$ 46.66
Washington D.C.												
Square Feet(1)	1,443,177	530,373	302,815	876,345	486,957	453,334	235,801	76,611	537,139	249,964	308,202	5,500,718
% Square Feet(2)	25.5%	9.4%	5.4%	15.5%	8.6%	8.0%	4.2%	1.4%	9.5%	4.4%	5.4%	97.3%
Annualized Rent(3)	$ 37,772	$ 16,910	$ 10,024	$ 27,033	$ 15,431	$ 11,032	$ 7,061	$ 2,592	$ 18,647	$ 10,822	$ 8,895	$ 166,219
Rent Per Square Foot	$ 26.17	$ 31.88	$ 33.10	$ 30.85	$ 31.69	$ 24.34	$ 29.95	$ 33.84	$ 34.71	$ 43.30	$ 28.86	$ 30.22
Los Angeles												
Square Feet(1)	672,202	784,178	613,196	773,040	873,363	769,248	324,299	374,027	343,525	229,692	797,623	6,554,393
% Square Feet(2)	9.4%	10.9%	8.5%	10.8%	12.2%	10.7%	4.5%	5.2%	4.8%	3.2%	11.1%	91.3%
Annualized Rent(3)	$ 17,720	$ 20,867	$ 17,344	$ 23,643	$ 28,013	$ 24,748	$ 9,184	$ 9,360	$ 9,272	$ 6,321	$ 20,007	$ 186,479
Rent Per Square Foot	$ 26.36	$ 26.61	$ 28.28	$ 30.59	$ 32.08	$ 32.17	$ 28.32	$ 25.02	$ 26.99	$ 27.52	$ 25.08	$ 28.45
Atlanta												
Square Feet(1)	791,108	884,636	760,042	497,700	1,566,561	460,560	492,961	446,528	743,574	196,045	90,959	6,930,674
% Square Feet(2)	10.1%	11.3%	9.7%	6.3%	20.0%	5.9%	6.3%	5.7%	9.5%	2.5%	1.2%	88.4%
Annualized Rent(3)	$ 18,242	$ 19,778	$ 13,344	$ 11,855	$ 39,098	$ 9,613	$ 11,340	$ 10,638	$ 18,716	$ 4,424	$ 112	$ 157,160
Rent Per Square Foot	$ 23.06	$ 22.36	$ 17.56	$ 23.82	$ 24.96	$ 20.87	$ 23.00	$ 23.82	$ 25.17	$ 22.56	$ 1.24	$ 22.68
Orange County												
Square Feet(1)	1,375,573	980,865	864,959	877,171	685,341	294,739	419,685	50,557	39,292	74,431	97,134	5,759,747
% Square Feet(2)	22.2%	15.9%	14.0%	14.2%	11.1%	4.8%	6.8%	0.8%	0.6%	1.2%	1.6%	93.1%
Annualized Rent(3)	$ 29,291	$ 26,093	$ 21,978	$ 22,073	$ 17,588	$ 7,631	$ 9,178	$ 1,375	$ 1,027	$ 1,851	$ 1,128	$ 139,213
Rent Per Square Foot	$ 21.29	$ 26.60	$ 25.41	$ 25.16	$ 25.66	$ 25.89	$ 21.87	$ 27.20	$ 26.13	$ 24.87	$ 11.61	$ 24.17
All Others												
Square Feet(1)	5,270,563	5,791,809	6,070,099	5,176,006	5,567,939	2,427,244	2,228,022	1,719,343	792,246	796,824	2,372,060	38,212,155
% Square Feet(2)	12.4%	13.6%	14.3%	12.2%	13.1%	5.7%	5.2%	4.0%	1.9%	1.9%	5.6%	89.9%
Annualized Rent(3)	$ 118,322	$ 130,921	$ 131,593	$ 120,087	$ 131,157	$ 56,146	$ 52,215	$ 41,416	$ 22,875	$ 19,830	$ 45,906	$ 870,468
Rent Per Square Foot	$ 22.45	$ 22.60	$ 21.68	$ 23.20	$ 23.56	$ 23.13	$ 23.44	$ 24.09	$ 28.87	$ 24.89	$ 19.35	$ 22.78
Total Portfolio												
Square Feet(1)	15,381,373	16,231,272	14,457,175	15,383,649	14,074,884	8,494,956	7,064,832	6,054,187	7,678,819	4,144,907	8,714,239	117,680,293
% Square Feet(2)	12.0%	12.7%	11.3%	12.0%	11.0%	6.6%	5.5%	4.7%	6.0%	3.2%	6.8%	91.8%
Annualized Rent(3)	$ 403,700	$ 451,061	$ 386,637	$ 446,479	$ 406,342	$ 261,961	$ 212,942	$ 196,737	$ 277,165	$ 168,337	$ 276,627	$ 3,487,988
Rent Per Square Foot	$ 26.25	$ 27.79	$ 26.74	$ 29.02	$ 28.87	$ 30.84	$ 30.14	$ 32.50	$ 36.09	$ 40.61	$ 31.74	$ 29.64

(1) Total net rentable square feet represented by expiring leases.
(2) Percentage of total net rentable feet represented by expiring leases.
(3) Annualized Rent is the monthly contractual rent under existing leases as of December 31, 2001 multiplied by 12. This amount reflects total base rent before any rent abatements, but includes expense reimbursements.

Item 3. Legal Proceedings.

Equity Office is not presently subject to material litigation nor, to Equity Office's knowledge, is any litigation threatened against Equity Office, other than routine actions for negligence and other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Equity Office.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Our Common Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "EOP." On March 15, 2002, the reported closing sale price per Common Share on the NYSE was $29.90 and there were approximately 1,817 holders of record. The high and low sales prices and closing sales prices on the NYSE and distributions for the Common Shares during 2001 and 2000 were as follows:

Year	Quarter	High	Low	Close	Distributions
2001	Fourth	$32.550	$27.000	$30.080	$0.50
	Third	$33.080	$29.500	$32.000	$0.50
	Second	$31.750	$26.200	$31.630	$0.45
	First	$32.625	$27.750	$28.000	$0.45
2000	Fourth	$33.500	$28.875	$32.625	$0.45
	Third	$31.813	$27.813	$31.031	$0.45
	Second	$28.750	$25.000	$27.547	$0.42
	First	$26.250	$22.875	$25.125	$0.42

Item 6. Selected Financial Data.

The following sets forth selected consolidated and combined financial and operating information on a historical basis for Equity Office and its predecessors ("Equity Office Predecessors"). The selected financial data has been derived from the historical consolidated or combined financial statements of Equity Office and Equity Office Predecessors, audited by Ernst & Young LLP, independent auditors. The following information should be read together with the consolidated financial statements and notes thereto of Equity Office included in "Item 8. Financial Statements and Supplementary Data."

	Equity Office					Equity Office Predecessors
	For the years ended December 31,				For the period from July 11, 1997 through December 31,	for the period from January 1, 1997 through July 10,
	2001(1)	2000(2)	1999	1998	1997(3)	1997
	(Dollars in thousands, except per share data)					
Operating Data:						
Revenues:						
Rental, parking and other property revenues	$ 3,074,831	$ 2,217,146	$ 1,919,056	$ 1,658,420	$ 406,713	$327,017
Total revenues	3,130,148	2,264,243	1,942,243	1,679,699	412,968	339,104
Expenses:						
Interest	728,251	525,787	413,995	338,611	76,675	80,481
Depreciation and amortization	580,840	436,417	358,989	305,982	70,346	66,034
Property operating and ground rent(4)	1,003,561	764,007	669,763	600,367	155,679	127,285
General and administrative(5)	109,672	88,696	80,271	61,898	17,451	16,333
Impairment on securities and other investments	132,684	—	—	—	—	—
Impairment on assets held for sale	2,536	—	—	—	—	—
Total expenses	2,557,544	1,814,907	1,523,018	1,306,858	320,151	290,133
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain/(loss) on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	572,604	449,336	419,225	372,841	92,817	48,971
Income taxes	(8,837)	(2,719)	(656)	(1,666)	(239)	(868)
Minority interests	(84,934)	(66,219)	(50,153)	(38,340)	(7,799)	(912)
Income from investment in unconsolidated joint ventures	69,203	56,251	13,824	11,267	3,173	1,982
Net gain/(loss) on sales of real estate and extraordinary items	71,288	34,211	49,113	4,927	(16,240)	12,236
Cumulative effect of a change in accounting principle	(1,142)	—	—	—	—	—
Net income	618,182	470,860	431,353	349,029	71,712	61,409
Put option settlement	2,655	(2,576)	(5,658)	—	—	—
Preferred distributions, net	(57,041)	(43,348)	(43,603)	(32,202)	(649)	—
Net income available for Common Shares	$ 563,796	$ 424,936	$ 382,092	$ 316,827	$ 71,063	$ 61,409

	Equity Office					Equity Office Predecessors for the period from January 1, 1997 through July 10, 1997
	For the years ended December 31,				For the period from July 11, 1997 *through* December 31, 1997(3)	
	2001(1)	2000(2)	1999	1998		
	(Dollars in thousands, except per share data)					
Net income available per weighted average Common Share outstanding — basic	$ 1.57	$ 1.53	$ 1.49	$ 1.25	$ 0.44	
Net income available per weighted average Common Share and Common Share equivalent outstanding — diluted	$ 1.55	$ 1.52	$ 1.48	$ 1.24	$ 0.43	
Weighted average Common Shares outstanding — basic	360,026,097	277,186,733	256,045,895	253,167,037	162,591,477	
Weighted average Common Shares and Common Share equivalents outstanding — diluted	411,986,897	318,997,407	291,157,204	283,974,532	180,014,027	
Cash distributions declared per Common Share	$ 1.90	$ 1.74	$ 1.58	$ 1.38	$ 0.56	

	Equity Office					Equity Office Predecessors
	For the years ended December 31,				For the period from July 11, 1997 through December 31, 1997(3)	for the period from January 1, 1997 through July 10, 1997
	2001(1)	2000(2)	1999	1998		
	(Dollars in thousands)					
Balance Sheet Data (at end of period):						
Investment in real estate, net of accumulated depreciation	$23,322,050	$16,641,325	$12,572,153	$13,331,560	$10,976,319	—
Total assets	$25,808,422	$18,794,253	$14,046,058	$14,261,291	$11,751,672	—
Mortgage debt, unsecured notes and lines of credit	$11,988,625	$ 8,802,994	$ 5,851,918	$ 6,025,405	$ 4,284,317	—
Total liabilities	$12,895,706	$ 9,504,662	$ 6,334,985	$ 6,472,613	$ 4,591,697	—
Minority interests	$ 1,604,350	$ 1,218,396	$ 883,454	$ 737,715	$ 754,818	—
Redeemable common shares	—	$ 54,122	$ 51,546	$ 100,000	$ 100,000	—
Preferred shares	$ 863,423	$ 613,923	$ 615,000	$ 615,000	$ 200,000	—
Shareholders' equity	$10,444,943	$ 7,403,150	$ 6,161,073	$ 6,335,963	$ 6,105,157	—
Other Data:						
General and administrative expenses as a percentage of total revenues(5)	3.5%	3.9%	4.1%	3.7%	4.2%	4.8%
Number of Office Properties	774	381	294	284	258	—
Number of Industrial Properties	79	—	—	—	—	—
Rentable square feet of Office Properties (in millions)	128.2	99.0	77.0	75.1	65.3	—
Occupancy of Office Properties	91.8%	94.6%	93.7%	95.0%	94.0%	—
Funds from Operations(6)	$ 1,186,357	$ 910,959	$ 749,641	$ 661,645	$ 160,929	$ 113,022
Property net operating income(7)	$ 2,088,198	$ 1,463,151	$ 1,256,180	$ 1,065,714	$ 253,418	$ 202,108
Earnings before interest, taxes, depreciation and amortization(8)	$ 2,183,943	$ 1,535,943	$ 1,226,053	$ 1,046,628	$ 241,476	$ 196,134
Cash flow provided by operating activities	$ 1,241,601	$ 907,343	$ 720,711	$ 759,151	$ 190,754	$ 95,960
Cash flow (used for) investing activities	$(1,348,203)	$(1,311,778)	$ (67,138)	$(2,231,712)	$(1,592,272)	$(571,068)
Cash flow provided by (used for) financing activities	$ 114,467	$ 455,353	$ (718,315)	$ 1,310,788	$ 1,630,346	$ 245,851
Ratio of earnings to combined fixed charges and preferred distributions	1.7	1.8	1.8	1.9	2.1	1.6

(1) On July 2, 2001, Equity Office completed its acquisition by merger of Spieker at a cost of approximately $7.2 billion. As a result of the Spieker Merger, Equity Office acquired an interest in 391 office properties containing approximately 28.3 million square feet and 98 industrial properties containing approximately 10.1 million square feet.

(2) On June 19, 2000, Equity Office completed its acquisition by merger of Cornerstone Properties Inc. at a cost of approximately $4.5 billion. As a result of the Cornerstone merger, Equity Office acquired an interest in 82 office properties containing approximately 18.9 million square feet.

(3) On December 19, 1997, Equity Office completed its acquisition by merger of Beacon Properties Corporation at a cost of approximately $4.3 billion. As a result of the Beacon merger, Equity Office acquired an interest in 130 properties containing approximately 20.9 million square feet.

(4) Property operating expenses include real estate taxes, insurance, repairs and maintenance and other property operating expenses.

(5) Federal, state and local taxes were previously included in general and administrative expense and are now reflected separately. Accordingly, all prior periods have been restated.

(6) The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 defines Funds from Operations ("FFO") as net income, computed in accordance with generally accepted accounting

principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of properties (which Equity Office believes include impairments on properties held for sale), plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In November 1999, NAREIT issued a National Policy Bulletin effective January 1, 2000 clarifying the definition of FFO to include all operating results, both recurring and non-recurring, except those defined as extraordinary under GAAP. Equity Office believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of Equity Office to incur and service debt, to make capital expenditures and to fund other cash needs. Equity Office computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than Equity Office. FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of Equity Office's financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of Equity Office's liquidity, nor is it indicative of funds available to fund Equity Office's cash needs, including its ability to make cash distributions.

Equity Office calculates FFO as follows:

	Equity Office					Equity Office Predecessors
	For the years ended December 31,				For the period from July 11, 1997 through December 31,	for the period from January 1, 1997 through July 10,
	2001(1)	2000(2)	1999	1998	1997(3)	1997
	(Dollars in thousands)					
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain/(loss) on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$ 572,604	$449,336	$419,225	$372,841	$ 92,817	$ 48,971
Add (deduct):						
Income taxes	(8,837)	(2,719)	(656)	(1,666)	(239)	(868)
Income allocated to minority interest for *partially owned properties (excluding* allocation of gain on sale of real estate of $1,473 in 2000)	(8,685)	(5,370)	(1,981)	(2,114)	(789)	(912)
Income from investment in unconsolidated joint ventures	69,203	56,251	13,824	11,267	3,173	1,982
Depreciation and amortization (real estate related) (including share of unconsolidated joint ventures)	613,922	459,385	368,490	313,519	66,616	63,849
Impairment on assets held for sale	2,536	—	—	—	—	—
Put option settlement	2,655	(2,576)	(5,658)	—	—	—
Preferred distributions, net	(57,041)	(43,348)	(43,603)	(32,202)	(649)	—
Funds from Operations	$1,186,357	$910,959	$749,641	$661,645	$160,929	$113,022

(7) Property net operating income is defined as rental income, including tenant reimbursements, parking and other income less property operating expenses, including real estate taxes, insurance, repairs and maintenance and other property operating expenses.

(8) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is presented because Equity Office believes this data is used by some investors to evaluate Equity Office's ability to meet debt service requirements. Equity Office considers EBITDA to be an indicative measure of its operating performance due to the significance of Equity Office's long-lived assets and because this data can be used to measure Equity Office's ability to service debt, fund capital expenditures and expand its business. However, this

data should not be considered as an alternative to net income, operating profit, cash flow from operations or any other operating or liquidity performance measure prescribed by GAAP. In addition, EBITDA as calculated by Equity Office may not be comparable to similarly titled measures reported by other companies. Interest expense, taxes, depreciation and amortization, impairment on securities and other investments, impairment on assets held for sale and cumulative effect of a change in accounting principle which are not reflected in the presentation of EBITDA, have been, and will or may be, incurred by Equity Office. Investors are cautioned that these excluded items are significant components in understanding and assessing Equity Office's financial performance.

Equity Office calculates EBITDA as follows:

	Equity Office					Equity Office Predecessors
	For the years ended December 31,				For the period from July 11, 1997 through December 31,	for the period from January 1, 1997 through July 10,
	2001(1)	2000(2)	1999	1998	1997(3)	1997
			(Dollars in thousands)			
Net income available for Common Shares	$ 563,796	$ 424,936	$ 382,092	$ 316,827	$ 71,063	$ 61,409
Plus net income allocated to minority interests in EOP Partnership	76,249	59,376	48,172	36,226	7,010	—
Plus depreciation and lease amortization	575,030	426,671	354,296	299,578	66,168	63,263
Plus preferred distributions, net	57,041	43,348	43,603	32,202	649	—
Plus put option settlement	(2,655)	2,576	5,658	—	—	—
Plus interest expense and loan amortization	734,061	535,533	418,688	345,015	80,853	83,252
Plus income taxes	8,837	2,719	656	1,666	239	868
Less: income from investment in unconsolidated joint ventures, net of income allocated to minority interest in partially owned properties	(60,518)	(49,408)	(11,843)	(9,153)	(2,384)	(1,070)
Plus Equity Office's share of EBITDA from its investment in unconsolidated joint ventures, net of EBITDA allocated to minority interests in partially owned properties	167,028	122,930	33,844	29,194	1,638	648
Plus impairment on securities and other investments	132,684	—	—	—	—	—
Plus impairment on assets held for sale	2,536	—	—	—	—	—
Less/plus net (gain)/loss on sales of real estate and extraordinary items	(71,288)	(32,738)	(49,113)	(4,927)	16,240	(12,236)
Plus cumulative effect of change in accounting principle	1,142	—	—	—	—	—
Earnings before interest, taxes, depreciation and amortization	$2,183,943	$1,535,943	$1,226,053	$1,046,628	$241,476	$196,134

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following discussion and analysis of our consolidated financial condition and results of operations should be read together with our consolidated financial statements and notes thereto contained in this Form 10-K. Terms employed herein as defined terms, but without definition, shall have the meaning set forth in the notes to the financial statements.

During the year ended December 31, 2001, we completed the following key transactions:

- Acquired Spieker by merger for approximately $7.2 billion;
- Issued $1.4 billion of unsecured notes in two tranches, consisting of $1.1 billion of 7.00% notes due 2011 at an all-in cost of 6.86% and $300 million of 7.875% notes due 2031 at an all-in cost of 7.94%;
- Increased the quarterly common share distribution 11% from $0.45 to $0.50 per share;
- Acquired Three Lafayette Centre, an office building located in Washington, D.C. consisting of approximately 259,441 square feet for approximately $68.7 million;
- Sold eight office properties, four parking facilities, a land parcel and an apartment property for approximately $327.8 million;
- Sold approximately 4.1 million square feet of the industrial portfolio for approximately $213.4 million; and
- Redeemed all 4,250,000 outstanding Series D preferred shares for approximately $107.4 million.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. We believe our most critical accounting policies include revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, depreciation and the fair value of financial instruments including derivative instruments, each of which we discuss below.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended. SAB 101 requires that four basic criteria must be met before revenue can be recognized:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services rendered;
- the fee is fixed and determinable; and
- collectibility is reasonably assured.

If we incorrectly determine the collectibility of our revenue, the timing and amount of our reported revenue could be adversely affected.

Allowance for Doubtful Accounts

Rental revenue from our tenants is our principal source of revenue. We monitor the liquidity and creditworthiness of our tenants on an on-going basis. Based on these reviews, we establish provisions, and maintain an allowance, for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. An allowance for doubtful accounts is recorded during each period and is netted against rental revenue in our consolidated statements of operations. The allowance for doubtful accounts, which represents the cumulative allowances less write-offs of uncollectible rent, is netted against tenant and other receivables on our consolidated balance sheets. If we incorrectly estimate the required allowances for doubtful accounts, our financial condition and results of operations could be adversely affected.

Impairment of Long-Lived Assets

Under GAAP, we are required to record at fair value any of our long-lived assets that we have determined to be permanently impaired. Our long-lived assets consist primarily of our investments in real estate and unconsolidated joint ventures, but we also have investments in preferred securities and notes receivable. The fair value of our investments in real estate and unconsolidated joint ventures depends on the future cash flows from operations of the properties or joint ventures. The fair value of our investments in preferred securities and notes receivable depends on the underlying fair value of the issuer. In assessing potential impairment for our investments, we consider these factors. If these factors result in a fair value that is less than our carrying value, an impairment may be recognized if we determine the loss to be permanent. During 2001, we recognized an impairment of approximately $2.5 million on an investment in an unconsolidated joint venture that was subsequently sold. Also during 2001, we recognized an impairment of approximately $132.7 million on several investments in securities and other investments. Of this amount, securities and other investments with carrying values of $125.7 million were entirely written-off. If we do not recognize impairments at appropriate times and in appropriate amounts, our consolidated balance sheet may overstate the value of our long-lived assets.

Depreciation

We compute depreciation on our Properties using the straight-line method based on an estimated useful life of 40 years. A significant portion of the acquisition cost of each property is allocated to building (usually 85% to 90% unless the property is subject to a ground lease in which case 100% of the acquisition cost is allocated to building). The allocation of the acquisition cost to building and the determination of the useful life are based on management's estimates. If we do not allocate appropriately to building or we incorrectly estimate the useful life of our Properties, our computation of depreciation will not appropriately reflect the allocation of our capital expenditures over future periods.

Fair Value of Financial Instruments

We are required to determine quarterly the fair value of our mortgage debt and unsecured notes. We are also required quarterly to adjust the carrying values of interest rate swaps and caps, as well as the underlying hedged liability, to its fair value. In determining the fair value of these financial instruments, we use third party quotations and internally developed models that are based on current market conditions. For example, in determining the fair value of our mortgage debt and unsecured notes, we discount the spread between the future contractual interest payments and future interest payments based on a current market rate. In determining the current market rate, we add a market spread to the quoted yields on federal government debt securities with similar maturity dates to our own debt. The market spread estimate is based on our historical experience in obtaining either secured or unsecured financing and also is affected by current market conditions. In determining the fair value of interest rate swaps and caps, we rely on third party quotations to adjust these instruments, as well as the hedged liability, to its fair value. Because our valuations of our financial instruments are based on these types of estimates, the fair value of our financial instruments may change if our estimates do not turn out to be accurate.

Spieker Merger

On July 2, 2001, Spieker merged into Equity Office and Spieker Partnership merged into EOP Partnership. The transaction, which was accounted for by the purchase method, valued Spieker, including the outside interests in Spieker Partnership, at approximately $7.2 billion, which included transaction costs, the assumption of approximately $2.1 billion in debt and the issuance of 14.25 million of our preferred shares valued at approximately $356.3 million. We paid approximately $1.1 billion in cash and issued approximately 101.5 million of our Common Shares, and EOP Partnership issued approximately 16.7 million of its Units to third parties, each valued at $29.29 per Common Share/Unit. The $1.1 billion cash portion of the purchase price was financed using a combination of available cash and a new $1.0 billion bridge loan facility that was entered into before the closing of the Spieker Merger. The $1.0 billion bridge loan facility had a term of 364 days and an interest rate based on LIBOR plus 80 basis points. The $1.0 billion bridge loan facility was repaid in full with the net proceeds from the issuance of $1.4 billion of unsecured notes in July 2001 and then terminated. As a result of the Spieker Merger, we acquired 391 office properties consisting of approximately

28.3 million square feet, 98 industrial properties consisting of approximately 10.1 million square feet and several development properties.

We subsequently sold 19 of the industrial properties that were acquired in the Spieker Merger for approximately $213.4 million. There was no gain or loss on the sale of these properties. These industrial properties are located in California and Oregon and consist of approximately 4.1 million square feet.

Shortly after completion of the Spieker Merger, we expanded our Board of Trustees from 13 to 16 members. The new members are Warren E. Spieker, Jr., previous chairman of Spieker, and Craig G. Vought and John A. Foster, previous Co-Chief Executive Officers of Spieker.

Cornerstone Merger

On June 19, 2000, Cornerstone Properties Inc. ("Cornerstone") merged into Equity Office and Cornerstone Properties Limited Partnership ("Cornerstone Partnership"), Cornerstone's operating partnership subsidiary, merged into EOP Partnership (collectively, the "Cornerstone Merger"). The transaction, which was accounted for by the purchase method, valued Cornerstone, including the outside interests in Cornerstone Partnership, at approximately $4.5 billion, which included transaction costs, the assumption of approximately $1.7 billion in debt, the redemption of 3.0 million shares of Cornerstone preferred stock valued at $18.00 per share, including accrued but unpaid dividends for a total of approximately $57.6 million, the redemption of approximately 58.5 million shares of Cornerstone common stock valued at $18.00 per share for a total of approximately $1.1 billion, the issuance of approximately 51.2 million Common Shares and the issuance by EOP Partnership of approximately 12.4 million Units each valued at $24.68 per Common Share/Unit. We financed the $1.2 billion in cash from our credit facilities.

Results of Operations

General

The following discussion is based primarily on the consolidated financial statements of Equity Office as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999.

We receive income primarily from rental revenue from the Office Properties, including reimbursements from tenants for certain operating costs, from parking revenue from Office Properties and parking facilities (including rental revenue from our stand-alone parking facilities) and from rental revenue from Industrial Properties. As a result of the current slowdown in economic activity, there has been a decrease in our occupancy rates and a decline in rents for our Office Properties in most major markets in which we own Properties. At December 31, 2001, Office Properties in our top 20 markets, in which approximately 91% of our Office Properties based on square footage are located, were 92.0% occupied compared to 95.1% at December 31, 2000. Office Properties in our top five markets (San Francisco, Boston, San Jose, Seattle and Chicago), in which approximately 42% of our Office Properties based on square footage are located, were 92.5% occupied compared to 97.7% at December 31, 2000, with the occupancy rates in our top five markets ranging from 86.8% for Office Properties in San Francisco to 97.2% in Boston. Average rents for new office leases for which the tenants have occupied the space during the relevant period for our entire portfolio, which may lag behind market rents because leasing decisions typically are made anywhere from one month to 12 months prior to taking occupancy, were approximately $30.76 per square foot for the quarter ended December 31, 2001, compared to $31.08 per square foot for the quarter ended September 30, 2001 and $32.48 per square foot for the quarter ended December 31, 2000. These declines, which vary by market, reflect the downward trend in market rents due to the continued slowdown in economic activity. At December 31, 2001, leases for 15.4 million square feet, including month-to-month leases, or 12.0% of the office portfolio, will expire in 2002. We believe that it is too soon to draw any conclusions about where occupancy rates or market rents ultimately will stabilize. Further decreases in occupancy rates and/or further declines in rents could adversely affect our revenues and results of operations in subsequent periods.

In addition to the downward trends in occupancy and market rents, we have experienced an increase in the amount of uncollectible receivables relating to tenants in bankruptcy and tenants that are having financial difficulties. Although we have substantial collateral from many of our tenants, additional write-offs may occur in subsequent periods. Future rental income may also be affected by early lease terminations. In either of these circumstances, we may not be able to collect the full amount that was due under the leases and could incur additional cost in re-leasing the space.

As a result of the terrorist acts on September 11, 2001, we have realized increased costs for property insurance and safety and security. We believe that these increased costs will remain higher than similar costs incurred in previous periods for the foreseeable future. Substantially all of the office leases require the tenant to pay, as additional rent, a portion of any increases in these operating expenses over a base amount. We believe a significant portion of any increase in these operating expenses will be offset by expense reimbursements from tenants.

Below is a summary of our acquisition and disposition activity since January 1, 2000. The buildings and total square feet shown include properties we own in joint ventures with other partners and reflects the total square feet of the properties. Excluding the joint venture partners' share of the square feet of these properties, we effectively owned 122.0 million square feet of office space as of December 31, 2001.

	Office Properties		Industrial Properties		Parking Facilities	
	Buildings	Total Square Feet	Buildings	Total Square Feet	Garages	Spaces
Properties owned as of:						
January 1, 2000	294	77,015,610	—	—	20	20,506
Cornerstone Merger	82	18,896,980	—	—	—	—
Acquisitions	3	2,083,310	—	—	—	—
Developments placed in service	9	1,843,653	—	—	—	—
Dispositions	(7)	(964,136)	—	—	(11)	(6,992)
Building remeasurements(a)	—	120,577	—	—	—	730
December 31, 2000	381	98,995,994	—	—	9	14,244
Spieker Merger	293	26,080,670	100	12,306,053	—	—
Acquisitions	1	259,441				
Developments placed in service	9	1,497,014	—	—	—	—
Dispositions	(8)	(879,388)	(19)	(4,052,476)	(4)	(3,721)
Reclass from industrial to office	44	2,208,837	(44)	(2,208,837)	—	—
Building remeasurements(a)	54	71,419	42	91	—	242
December 31, 2001	774	128,233,987	79	6,044,831	5	10,765

(a) Building remeasurements during 2001 relate to the Office Properties and Industrial Properties acquired in the Spieker Merger. The initial property count was based on a count prepared prior to the Spieker Merger by the former management of Spieker. We count our properties based on the actual number of buildings at the property, which is different than the method used by the former management of Spieker.

Primarily as a result of the Spieker Merger in July 2001, the Cornerstone Merger in June 2000 and the disposition of certain properties, the financial data presented show significant changes in revenues and expenses from period-to-period. Therefore, we do not believe our period-to-period financial data are necessarily comparable. The following analysis shows changes attributable to the Properties that were held during the entire period for the periods being compared (the "Core Portfolio") and the changes in our aggregate total portfolio of Properties (the "Total Portfolio").

As reflected in the tables below, property revenues include rental revenues, reimbursements from tenants for certain expenses, parking revenue and other property operating revenues. Property operating expenses include real estate taxes, insurance, repairs and maintenance and other property operating expenses.

Comparison of Year Ended December 31, 2001 to December 31, 2000

The table below represents selected operating information for the Total Portfolio and for the Core Portfolio consisting of 287 Office Properties and five parking facilities acquired or placed in service on or prior to January 1, 2000.

	Total Portfolio				Core Portfolio			
	2001	2000	Increase/ (Decrease)	% Change	2001	2000	Increase/ (Decrease)	% Change
(Dollars in thousands)								
Property revenues	$3,074,831	$2,217,146	$857,685	38.7%	$1,879,868	$1,790,716	$ 89,152	5.0%
Fee income	15,085	10,931	4,154	38.0	—	—	—	
Interest/dividend income	40,232	36,166	4,066	11.2	2,973	3,758	(785)	(20.9)
Total revenues	3,130,148	2,264,243	865,905	38.2	1,882,841	1,794,474	88,367	4.9
Interest expense	728,251	525,787	202,464	38.5	124,712	127,561	(2,849)	(2.2)
Depreciation and amortization	580,840	436,417	144,423	33.1	375,157	345,808	29,349	8.5
Property operating expenses	986,633	753,995	232,638	30.9	631,862	613,033	18,829	3.1
Ground rent	16,928	10,012	6,916	69.1	11,292	9,236	2,056	22.3
General and administrative	109,672	88,696	20,976	23.6	—	—	—	—
Impairment on securities and other investments	132,684	—	132,684	—	—	—	—	—
Impairment on assets held for sale	2,536	—	2,536	—	—	—	—	—
Total expenses	2,557,544	1,814,907	742,637	40.9	1,143,023	1,095,638	47,385	4.3
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	572,604	449,336	123,268	27.4	739,818	698,836	40,982	5.9
Income taxes	(8,837)	(2,719)	(6,118)	225.0	(1,018)	(1,612)	594	(36.8)
Minority interests	(84,934)	(66,219)	(18,715)	28.3	(2,324)	(2,340)	16	(0.7)
Income from investment in unconsolidated joint ventures	69,203	56,251	12,952	23.0	49,356	44,667	4,689	10.5
Net gain on sales of real estate	81,662	36,013	45,649	126.8	8,000	—	8,000	—
Extraordinary items	(10,374)	(1,802)	(8,572)	475.7	(325)	(611)	286	(46.8)
Cumulative effect of a change in accounting principle	(1,142)	—	(1,142)	—	—	—	—	—
Net income	$ 618,182	$ 470,860	$147,322	31.3%	$ 793,507	$ 738,940	$ 54,567	7.4%
Property revenues less property operating expenses before interest, depreciation and amortization, ground rent and general and administrative expense	$2,088,198	$1,463,151	$625,047	42.7%	$1,248,006	$1,177,683	$ 70,323	6.0%
Deferred rental revenue	$ 69,149	$ 69,822	$ (673)	(1.0)%	$ 26,744	$ 53,760	$(27,016)	(50.3)%
Lease termination fees	$ 40,193	$ 19,542	$ 20,651	105.7%	$ 22,611	$ 16,306	$ 6,305	38.7%

Property Revenues

The increase in property revenues in the Total Portfolio is primarily due to the properties acquired in the Spieker Merger in 2001 and the Cornerstone Merger in 2000. The increase in property revenues in the Core Portfolio resulted primarily from an increase in rental rates and an increase in lease termination fees partially offset by the write-off of uncollectible receivables and a decrease in occupancy. The weighted average occupancy of the Core Portfolio decreased from 93.9% at January 1, 2000 to 91.8% at December 31, 2001, mainly due to tenant rollover at various properties where the space was not re-leased due to the current slowdown in economic activity. As a result of the current slowdown in economic activity, we have also experienced an increase in the amount of uncollectible receivables relating to tenants in bankruptcy and tenants that are having financial difficulties. The amount of bad debts written off for the year ended December 31, 2001 was approximately $26.1 million as compared to $6.3 million for the prior period. Although we have substantial collateral from many of our tenants, additional write-offs may occur in subsequent periods. Included in property revenues are lease termination fees. These fees relate to specific tenants, each of whom has paid a fee to terminate its lease obligations before the end of the contractual term of the lease. Although we have historically received such termination fees, there is no way of predicting the timing or amounts of future lease termination fees.

Interest Expense

Total Portfolio interest expense increased from the prior period as a result of having a higher average outstanding debt balance as compared to the prior period, mainly as a result of the Spieker Merger and the Cornerstone Merger, partially offset by interest rate swap agreements which converted the fixed interest rate to a variable interest rate for a portion of our unsecured notes. In addition, set forth below are additional statistics for the Total Portfolio relating to our interest expense during the periods:

- Total debt to total assets decreased to 46.5% from 46.8%;
- Interest coverage ratio (calculated as EBITDA divided by interest expense, including our share of interest expense of unconsolidated joint ventures) increased to 2.8 times from 2.7 times; and
- Weighted average interest rate decreased to 7.0% from 7.5%.

Interest expense on unsecured notes and the line of credit are not reflected in the Core Portfolio.

Depreciation and Amortization

Total Portfolio depreciation and amortization expense increased from the prior period primarily as a result of the Spieker Merger in July 2001, the Cornerstone Merger in June 2000 and capital and tenant improvements made during the periods. Core Portfolio depreciation and amortization expense increased as a result of capital and tenant improvements made during the periods.

Property Operating Expenses

Total Portfolio property operating expenses increased mainly as a result of the Spieker Merger in 2001 and the Cornerstone Merger in 2000. Core Portfolio property operating expenses increased mainly as a result of increases in utilities of $8.3 million consisting primarily of electricity expense, increases in repairs and maintenance of approximately $6.4 million primarily due to higher wages and increases in contract services, increases in insurance expenses of approximately $1.1 million due to higher premiums and an increase in real estate taxes of approximately $4.6 million. Substantially all of the office leases require the tenant to pay, as additional rent, a portion of any increases in operating expenses over a base amount. We believe a substantial portion of any future increase will be offset by expense reimbursements from tenants, which are included in property revenues.

General and Administrative Expenses

General and administrative expenses increased due to an increase in the number of employees at the corporate and regional offices as a result of the Spieker Merger and the Cornerstone Merger. Although general and administrative expenses are subject to increase along with any increase in the size of the portfolio, it is also anticipated that economies of scale may be realized with future growth, should it occur.

Impairment on Securities and Other Investments and Assets Held for Sale

During 2001, an impairment on securities and other investments of approximately $132.7 million was recognized in connection with various investments and other assets. The total impairment consisted of our investment in HQ Global Workplaces, Inc. ("HQ Global") Series A Convertible Cumulative Preferred Stock (the "HQ Preferred Stock"), including accrued but unpaid dividends, of approximately $90.6 million, our investments in several telecom, technology and advertising related companies, our investments in two full-service business center joint ventures, and a portion of our investment in an internally developed software system.

During the latter part of 2001, HQ Global was in default with respect to certain covenant and payment obligations under its senior and mezzanine indebtedness but received forbearance periods from both its senior and mezzanine lenders. HQ Global was unable to restructure its indebtedness during these forbearance periods. Based on these circumstances and other factors, we determined that our investment in HQ Global was not recoverable and, therefore, we recorded a permanent impairment on 100% of our investment. Subsequently, in March 2002 HQ Global filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2001, HQ Global occupied approximately 0.8 million square feet in our Office Properties. The annualized rent, including expense reimbursements, for this space for 2002 is approximately $22.0 million. As of March 2002, we do not know what impact, if any, that the HQ Global Chapter 11 bankruptcy filing will have on their leases with us.

Our telecom, technology and advertising related investments and full-service business center joint venture investments have been experiencing operating losses due, in part, to the current economic environment. These investments were considered to be impaired based on their current fair value as compared to the carrying value. The fair value of the investments was based on internally prepared valuations considering current economic conditions. The impairments represent our entire investment in the respective assets, except for the internally developed software system, for which the impairment represented approximately one-half of the investment. These investments and the related impairment are reported under the "Corporate and Other" segment for segment reporting purposes.

During 2001, an impairment on assets held for sale of approximately $2.5 million was recognized in connection with the sale of the St. Louis Parking Garage located in St. Louis, Missouri. The property was sold in January 2002. The sales price less costs to sell was less than the carrying amount of the property as of December 31, 2001. We had a 50% interest in the property and accounted for its investment using the equity method of accounting. Our share of the net income from the property is included in "Income from Unconsolidated Joint Ventures" and was approximately $1.7 million, $2.0 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Income from Investment in Unconsolidated Joint Ventures

Income from investment in unconsolidated joint ventures increased for the Total Portfolio due to an increase in property revenues at several Office Properties and the acquisition of an interest in 1301 Avenue of the Americas office property in August 2000.

Net Gain on Sales of Real Estate

Net gain on sales of real estate increased due to the combined gross sales price in excess of book value at the time of disposition for the real estate assets sold in 2001 being more than the combined gross sales price in excess of book value at the time of disposition for the real estate assets sold in 2000.

Extraordinary Items

The $10.4 million extraordinary loss in 2001 consisted of a $5.0 million prepayment penalty and the write-off of approximately $4.4 million of unamortized mark-to-market adjustments relating to the prepayment of $185 million of mortgage debt (See "Item 8. — Financial Statements and Supplementary Data — Note 22 — Related Party Transactions, subfootnote (1)") and the repayment of approximately $32.6 million of mortgage debt on parking facilities sold. The remaining $1.0 million related to costs on certain Office Properties located in Seattle, Washington as a result of the earthquake in February 2001. The extraordinary loss of approximately $1.8 million in 2000 related to the write-off of unamortized deferred loan costs and unamortized discounts and premiums and pre-payment penalties related to the early extinguishment of debt.

Comparison of the Year Ended December 31, 2000 to December 31, 1999

The table below represents selected operating information for the Total Portfolio and for the Core Portfolio consisting of 265 Office Properties and seven Parking Facilities acquired or placed in service on or prior to January 1, 1999.

	Total Portfolio				Core Portfolio			
	2000	1999	Increase/ (Decrease)	% Change	2000	1999	Increase/ (Decrease)	% Change
(Dollars in thousands)								
Property revenues	$2,217,146	$1,919,056	$298,090	15.5%	$1,753,463	$1,639,796	$113,667	6.9%
Fee income	10,931	8,939	1,992	22.3	—	—	—	—
Interest/dividend income	36,166	14,248	21,918	153.8	2,665	1,698	967	56.9
Total revenues	2,264,243	1,942,243	322,000	16.6	1,756,128	1,641,494	114,634	7.0
Interest expense	525,787	413,995	111,792	27.0	126,174	130,937	(4,763)	(3.6)
Depreciation and amortization	436,417	358,989	77,428	21.6	337,075	304,161	32,914	10.8
Property operating expenses	753,995	662,876	91,119	13.7	602,206	568,621	33,585	5.9
Ground rent	10,012	6,887	3,125	45.4	9,037	6,837	2,200	32.2
General and administrative	88,696	80,271	8,425	10.5	—	181	(181)	—
Total expenses	1,814,907	1,523,018	291,889	19.2	1,074,492	1,010,737	63,755	6.3
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items	449,336	419,225	30,111	7.2	681,636	630,757	50,879	8.1
Income taxes	(2,719)	(656)	(2,063)	314.5	(1,609)	(188)	(1,421)	755.9
Minority interests	(66,219)	(50,153)	(16,066)	32.0	(2,340)	(1,509)	(831)	55.1
Income from investment in unconsolidated joint ventures	56,251	13,824	42,427	306.9	13,591	10,651	2,940	27.6
Net gain on sales of real estate	36,013	59,661	(23,648)	(39.6)	—	—	—	—
Extraordinary items	(1,802)	(10,548)	8,746	(82.9)	(611)	(9,527)	8,916	(93.6)
Net income	$ 470,860	$ 431,353	$ 39,507	9.2%	$ 690,667	$ 630,184	$ 60,483	9.6%
Property revenues less property operating expenses before interest, depreciation and amortization, ground rent and general and administrative expense	$1,463,151	$1,256,180	$206,971	16.5%	$1,151,257	$1,071,175	$ 80,082	7.5%
Deferred rental revenue	$ 69,822	$ 65,397	$ 4,425	6.8%	$ 51,506	$ 56,428	$ (4,922)	(8.7)%
Lease termination fees	$ 19,542	$ 15,877	$ 3,665	23.1%	$ 16,148	$ 12,387	$ 3,761	30.4%

Property Revenues

The increase in property revenues in the Total Portfolio is primarily due to the properties acquired in the Cornerstone Merger in 2000. The increase in property revenues in the Core Portfolio resulted from an increase in rental rates partially offset by a decrease in occupancy. The weighted average occupancy of the Core Portfolio decreased from 95.3% at January 1, 1999 to 94.4% at December 31, 2000, mainly due to tenant rollover at various properties. Included in property revenues are lease termination fees. These fees relate to specific tenants who have paid a fee to terminate their lease obligations before the end of the contractual term of their lease. Although we have historically experienced similar levels of such termination fees, there is no way of predicting the timing or amounts of future lease termination fees.

Interest/Dividend Income

Total Portfolio interest/dividend income increased primarily as a result of a $75 million investment in May 2000 in HQ Preferred Stock. The HQ Preferred Stock had an initial dividend rate of 13.5% per annum, which increases by 50 basis points each year through maturity in 2007. Interest/dividend income also increased as a result of a $73.9 million investment in September 1999 in a mezzanine-level debt position related to the SunAmerica Center office property. Our share of the face amount of the note is approximately $136.0 million, bears interest at 7.25% and matures August 31, 2014. We also earned interest from property disposition proceeds held in escrow accounts. The amounts in escrow will be utilized for property acquisitions or returned to us.

Interest Expense

Total Portfolio interest expense increased from the prior period as a result of having a higher average outstanding debt balance as compared to the prior period, mainly as a result of the Cornerstone Merger, and an increase in the weighted average interest rate. In addition, the following additional statistics for each period for the Total Portfolio are as follows:

- Total debt to total assets increased to 46.8% from 41.7%;
- Interest coverage ratio (calculated as EBITDA divided by interest expense, including our share of interest expense of unconsolidated joint ventures) decreased to 2.7 times from 2.9 times; and
- Weighted average interest rate increased to 7.5% from 7.2%.

Core Portfolio interest expense decreased from the prior period due to the paydown of mortgage debt on certain Properties partially offset by the financing of Park Avenue Tower and 850 Third Avenue. Interest expense on unsecured notes and the lines of credit are not reflected in the Core Portfolio.

Depreciation and Amortization

Total Portfolio depreciation and amortization expense increased from the prior period as a result of Properties acquired in the Cornerstone Merger and capital and tenant improvements made during the periods. Core Portfolio depreciation and amortization expense increased as a result of capital and tenant improvements made during the periods.

Property Operating Expenses

Total Portfolio property operating expenses increased mainly as a result of the Cornerstone Merger in 2000. Core Portfolio property operating expenses increased mainly as a result of increases in real estate taxes and other operating expenses. Real estate taxes increased approximately $11.9 million due to higher property tax assessments. Other operating expenses increased approximately $21.7 million primarily due to higher repairs and maintenance costs, increased utility costs and an increase in expenses at certain properties that were under development.

General and Administrative Expenses

General and administrative expenses increased due to an increase in the number of employees at the corporate office as a result of the establishment of new revenue-producing business groups and the hiring of additional personnel in other corporate groups, primarily the information technology group. In addition, general and administrative expenses increased as a result of hiring additional personnel due to the Cornerstone Merger, which was anticipated. Although general and administrative expenses are expected to increase along with any increase in the size of the portfolio, it is also anticipated that economies of scale will be realized with future growth, should it occur.

Income from Investment in Unconsolidated Joint Ventures

Income from investment in unconsolidated joint ventures increased for the Total Portfolio due to the acquisition of an interest in 1301 Avenue of the Americas office property in August 2000 and the partial sale of 12 Office Properties in December 1999 and two Office Properties in June 2000. Equity Office retained an equity interest in these Office Properties that were partially sold and accounts for its remaining interests under the equity method of accounting. Prior to the sale, the results of operations of such Office Properties were consolidated.

Net Gain on Sales of Real Estate

Net gain on sales of real estate decreased due to the combined gross sales price in excess of book value at the time of disposition for the seven office properties, 11 parking facilities and the partial sale of two office properties in 2000 being less than the combined gross sales price in excess of book value at the time of disposition for four office properties and the partial sale of 12 Office Properties in 1999.

Property Dispositions

Equity Office has disposed or partially disposed of the following office properties consisting of approximately 2.5 million square feet, industrial properties consisting of approximately 4.1 million square feet and parking facilities since January 1, 1999:

Year	Office Properties		Industrial Properties(1)	Parking Facilities
2001	Warner Park Center Transpotomac Plazas 5(5) 11 Canal Center Plaza Port Plaza 99 Canal Center Plaza Biltmore Apartments(2) 1600 Duke Street Bank of America Plaza		Nelson Business Center Vasco Business Center Marine Drive Distribution Center I, II and III Kelley Point I & II Wilsonville Business Center I-IV 158th Commerce Park Columbia Commerce Park I and IV Striker Avenue Airway Business Center 360 Industrial Court 363 Industrial Way 437 Industrial Way	Theatre District Parking 203 N. LaSalle Adams Wabash Rand Tower Garage
2000	Bank of America Tower(3)(5) Sarasota City Center Media Center(4) Park Plaza Agoura Hills Business Park Westlake Spectrum Center I & II Westwood Business Centre 500 Marquette Building			15th & Sansom Street 1602-34 Chancellor Garage 1616 Sansom Street Garage Boston Harbor Garage Capital Common Garage Forbes and Allies Garage(6) Juniper/Locust Garage Milwaukee Center Garage Riverfront Center 1111 Sansom Street Garage
1999	Atrium Towers(5) 5100 Brookline 215 Fremont Street One Columbus Building 10 and 30 South Wacker(3)(5) Bank One Center(3)(5)	SunTrust Center(3) Promenade II(3) Pasadena Towers(3)(5) Preston Commons(3)(5) Sterling Plaza(3)		

(1) The industrial properties were all acquired in the Spieker Merger.

(2) Biltmore Apartments is a residential property which is part of the 177 Broad Street Office Property

(3) These Office Properties were partially sold. Equity Office accounts for its remaining interest in these Office Properties under the equity method of accounting.

(4) Media Center was a development site.

(5) Consists of two office properties.

(6) Consists of two parking facilities.

Below is a summary of the results of operations of these properties through their respective disposition dates:

(Dollars in thousands)	For the year ended December 31, 2001	2000	1999
Property revenues	$ 37,787	$71,582	$266,619
Interest income	—	288	378
Total revenues	37,787	71,870	266,997
Interest expense	2,390	2,718	13,970
Depreciation and amortization	4,794	11,672	45,922
Property operating expenses	10,991	22,596	87,982
Ground rent	—	—	50
General and administrative	355	156	150
Total expenses	18,530	37,142	148,074
Income before allocation to minority interests, net gain on sales of real estate and extraordinary items	19,257	34,728	118,923
Minority interest — partially owned properties	—	(1,457)	(472)
Net gain on sales of real estate and extraordinary items	80,930	35,749	58,869
Net income	$100,187	$69,020	$177,320
Property revenues less property operating expenses before interest, depreciation and amortization, ground rent and general and administrative expense	$ 26,796	$48,986	$178,637

Liquidity and Capital Resources

Liquidity

Net cash flow from operations represents the primary source of liquidity to fund distributions, debt service, capital improvements and non-revenue enhancing tenant improvements. We expect that our line of credit will provide for funding of working capital and revenue enhancing tenant improvements, unanticipated cash needs as well as acquisitions and development costs. Our net cash flow from operations is dependent upon the occupancy level of our properties, the collectibility of rent from our tenants, the level of operating and other expenses, and other factors. Material changes in these factors may adversely affect our net cash flow from operations. Such changes, in turn, would adversely affect our ability to fund distributions, debt service, capital improvements and non-revenue enhancing tenant improvements. In addition, a material adverse change in our net cash flow from operations may affect the financial performance covenants under our line of credit and unsecured notes. If we fail to meet any of our financial performance covenants our line of credit may become unavailable to us, or the interest charged on the line of credit may increase. Either of these circumstances could adversely affect our ability to fund working capital and revenue enhancing tenant improvements, unanticipated cash needs, acquisitions and development costs. In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our REIT taxable income (excluding capital gains). Accordingly, we currently intend to continue to make regular quarterly distributions to holders of Common Shares and preferred shares. Subject to the foregoing, we have established quarterly distribution rates which, if annualized, would be as follows:

Security	Annualized Distribution Per Share
Common Shares	$ 2.00
Preferred Shares Series:	
A	$ 2.245
B	$ 2.625
C	$2.15625
E	$1.96875
F	$ 2.00

Since our anticipated distributions will not allow us to retain sufficient cash to repay all of our debt as it comes due using only cash from operations, we will be required to repay maturing debt with proceeds from debt and / or equity offerings. There can be no assurance that such financing will be available on acceptable terms or at all.

Contractual Obligations

As of December 31, 2001, we were subject to the following contractual payment obligations:

	Payments Due by Period				
Contractual Obligations:	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 years
			(Dollars in thousands)		
Long-term debt:					
Mortgage debt	$ 2,662,099	$129,523	$ 650,070	$ 926,000	$ 956,506
Unsecured notes	9,076,500	560,000	1,580,000	1,325,000	5,611,500
Line of credit	244,300	—	244,300	—	—
Share of mortgage debt of unconsolidated joint ventures	848,944	113,737	149,667	570,433	15,107
Operating leases (ground leases)	1,092,007	18,954	35,443	31,958	1,005,652
Total Contractual Obligations	$13,923,850	$822,214	$2,659,480	$2,853,391	$7,588,765

Commitments

In accordance with the agreement governing the investment in Wright Runstad Associates Limited Partnership ("WRALP"), Equity Office agreed, for a period generally continuing until December 31, 2007, to make available to WRALP up to $20.0 million in additional financing or credit support for future development. As of December 31, 2001, no amounts have been funded pursuant to this agreement. However, Equity Office has guaranteed WRALP's current line of credit, which has an outstanding balance of approximately $13.5 million as of December 31, 2001.

We have agreed to loan amounts in connection with certain development projects as described in "Developments" subfootnote (c) later in this section.

Debt Financing

The table below summarizes our mortgage debt, unsecured notes and line of credit indebtedness at December 31, 2001 and 2000, including a net unamortized discount on mortgage debt of $(11.8) million and $(17.8) million, respectively, and a net unamortized premium/(discount) on unsecured notes of $17.5 million and $(3.8) million, respectively, recorded in connection with property acquisitions, mergers and the issuance of unsecured notes.

(Dollars in thousands)	December 31, 2001	December 31, 2000
Balance		
Fixed rate	$10,891,325	$8,618,517
Variable rate(1)	1,097,300	184,477
Total	$11,988,625	$8,802,994
Percent of total debt:		
Fixed rate	90.8%	97.9%
Variable rate(1)	9.2%	2.1%
Total	100.0%	100.0%
Effective interest rate at end of period:		
Fixed rate	7.4%	7.5%
Variable rate(1)(2)	3.3%	7.7%
Effective interest rate	7.0%	7.5%

(1) The variable rate debt as of December 31, 2001 includes $817 million of fixed rate unsecured notes that were converted to a variable rate based on various spreads over LIBOR through several interest rate swap agreements.

(2) The variable rate debt bears interest at a rate based on various spreads over LIBOR.

Mortgage Debt

As of December 31, 2001, total mortgage debt (excluding our share of unconsolidated debt of approximately $848.9 million) consisted of approximately $2.6 billion of fixed rate debt with a weighted average interest rate of approximately 7.7% and $36.0 million of variable rate debt based on LIBOR plus 55 basis points (as of December 31, 2001, the variable rate was approximately 2.6%). Our mortgage debt at December 31, 2001 will mature as follows:

(Dollars in thousands)	
Year	
2002	$ 129,523
2003	202,518
2004	447,552
2005	583,372
2006	342,628
Thereafter	956,506
Subtotal	2,662,099
Net discount (net of accumulated amortization of approximately ($5.3) million)	(11,761)
Total	$2,650,338

The instruments encumbering the properties restrict transfer of the respective properties subject to the terms of the mortgage, prohibit additional liens, require payment of real estate taxes on the properties, maintenance of the properties in good condition, maintenance of insurance on the properties and a requirement to obtain lender consent to enter into material tenant leases.

Line of Credit

EOP Partnership has a $1.0 billion revolving credit facility that was obtained in May 2000. The line of credit bears interest at LIBOR plus 60 basis points and matures on June 19, 2003. There is also an annual facility fee of $2.0 million payable quarterly. In addition, a competitive bid option, whereby the lenders participating in the credit facility bid on the interest to be charged, is available for up to $350 million of the borrowings under the credit facility. We have guaranteed outstanding obligations under the line of credit.

Term Loan Facility

Prior to the closing of the Spieker Merger on July 2, 2001, EOP Partnership obtained a $1.0 billion bridge term facility to finance a portion of the cash portion of the purchase price of the Spieker Merger. This $1.0 billion bridge term facility had a term of 364 days and an interest rate based on LIBOR plus 80 basis points. The $1.0 billion bridge loan facility was repaid and terminated on July 18, 2001 with proceeds from a $1.4 billion unsecured notes offering.

Unsecured Notes

Unsecured notes increased to approximately $9.1 billion at December 31, 2001 compared to approximately $5.8 billion at December 31, 2000, as a result of approximately $1.9 billion of unsecured notes of

Spieker Partnership assumed in the Spieker Merger and $1.4 billion of unsecured notes issued by EOP Partnership. The table below summarizes the unsecured notes outstanding as of December 31, 2001:

Original Term (in years)	Coupon/ Stated Rate	All – in Effective Rate(a)	Face Amount	Maturity Date
		(Dollars in thousands)		
Fixed interest rate:				
3(b)	6.38%	6.62%	$ 200,000	1/15/02
4(b)	6.38%	6.30%	250,000	2/15/02
7	6.95%	5.37%	110,000	12/15/02
5	6.38%	6.76%	300,000	2/15/03
3	7.38%	7.55%	400,000	11/15/03
5	6.50%	6.71%	300,000	1/15/04
5	6.80%	6.10%	200,000	5/01/04
7	7.24%	7.26%	30,000	9/01/04
9	6.90%	6.27%	100,000	12/15/04
8	6.88%	6.40%	125,000	2/01/05
7	6.63%	5.89%	100,000	2/15/05
7	8.00%	6.49%	100,000	7/19/05
8	7.36%	7.69%	50,000	9/1/05
6	8.38%	8.59%	500,000	3/15/06
9	7.44%	7.74%	50,000	9/1/06
10	7.13%	6.74%	100,000	12/1/06
9	7.00%	6.80%	1,500	2/02/07
9	6.88%	6.83%	25,000	4/30/07
9	6.76%	6.76%	300,000	6/15/07
10	7.41%	7.70%	50,000	9/01/07
7	7.75%	7.91%	600,000	11/15/07
10	6.75%	6.97%	150,000	1/15/08
10	6.75%	7.01%	300,000	2/15/08
8(c)	7.25%	7.64%	325,000	11/15/08
10	6.80%	6.94%	500,000	1/15/09
10	7.25%	7.14%	200,000	5/01/09
11	7.13%	6.97%	150,000	7/01/09
10	8.10%	8.22%	360,000	8/01/10
10	7.65%	7.20%	200,000	12/15/10
10	7.00%	6.86%	833,000	7/15/11
20	7.88%	8.08%	25,000	12/01/16
20	7.35%	8.08%	200,000	12/01/17
20	7.25%	7.54%	250,000	2/15/18
30	7.50%	8.24%	150,000	10/01/27
30	7.25%	7.31%	225,000	6/15/28
30	7.50%	7.55%	200,000	4/19/29
30	7.88%	7.94%	300,000	7/15/31
Weighted Average/Subtotal	7.22%	7.25%	8,259,500	
Variable-interest rate(d):				
6	6.50%	4.44%	150,000	6/15/04
6	6.50%	4.41%	100,000	6/15/04
7	6.63%	3.41%	300,000	2/15/05
10	7.00%	2.62%	267,000	7/15/11
Weighted Average/Subtotal	6.71%	3.46%	817,000	
Weighted Average/Subtotal	7.17%	6.91%	9,076,500	
Net premium (net of accumulated amortization of approximately $3.0 million)			17,487	
Total			$9,093,987	

(a) Includes the cost of terminated interest rate protection and swap agreements, offering and transaction costs and premiums and discounts on certain unsecured notes.
(b) These notes were repaid upon maturity. In February 2002, EOP Partnership issued $500 million of unsecured notes due February 2012. The coupon interest rate of the notes is 6.75% per annum with interest payable semiannually. The effective interest rate, which includes amortization of the discount and other offering costs, is approximately 7.0%. Total cash proceeds, net of selling commissions and other expenses, were approximately $235.9 million. Approximately $260.0 million of the aggregate principal amount of the notes was exchanged for $250 million of the aggregate principal amount of EOP Partnership's outstanding 6.376% MandatOry Par Put Remarketed Securities(SM) due February 15, 2012, which were subject to mandatory redemption and a remarketing agreement. The remaining net proceeds were used to repay the line of credit and for general business purposes, including working capital.
(c) The notes are exchangeable into Common Shares at an exchange rate of $34.00 per share. If the closing price at the time a holder exercises its exchange right is less than the exchange price of $34.00, the holder will receive, in lieu of Common Shares, cash in an amount equal to 97% of the product of the number of Common Shares into which the principal amount of notes subject to such exercise would otherwise be exchangeable and the current market price per Common Share.
(d) As of December 31, 2001, $817 million of unsecured notes were converted to a variable interest rate based on a spread over the 6-month LIBOR rate through several interest rate swap arrangements.

EOP Partnership filed a shelf registration statement, which was declared effective by the SEC on August 31, 2000, relating to the issuance from time to time of up to $2.0 billion of unsecured debt securities and warrants exercisable for debt securities in amounts, at initial prices and on terms to be determined at the time of the offering. In November 2000, EOP Partnership issued $1.0 billion of unsecured notes under this registration statement.

EOP Partnership and Equity Office subsequently filed a shelf registration statement, which was declared effective by the SEC on July 19, 2001, relating to the issuance from time to time of up to an additional $3.0 billion of unsecured debt securities of EOP Partnership and warrants exercisable for debt securities in amounts, at initial prices and on terms to be determined at the time of the offering, plus up to $4.0 billion of guarantees by Equity Office. The $1.0 billion unused portion of the August 2000 registration statement was also added to the June 2001 registration statement. In July 2001, EOP Partnership issued $1.4 billion of unsecured notes under this registration statement, all of which were guaranteed by Equity Office. In February 2002, EOP Partnership issued an additional $500 million of unsecured notes under this registration statement, all of which were also guaranteed by Equity Office. As a result of these issuances, $2.1 billion of unsecured debt securities and related guarantees remain available for issuance under the June 2001 shelf registration statement.

Restrictions and Covenants under Unsecured Indebtedness

Agreements or instruments relating to our unsecured notes and line of credit contain certain financial restrictions and requirements described below. As of December 31, 2001, we were in compliance with each of these financial restrictions and requirements.

Set forth below are the financial restrictions and requirements to which we are subject under our line of credit agreement:

- total liabilities to total asset value may not exceed 0.55:1 at any time;
- EBITDA to interest expense may not be less than 2.00:1;
- cash flow to fixed charges may not be less than 1.5:1;
- secured debt to total asset value may not exceed 0.40:1;
- unsecured debt to unencumbered asset value may not exceed 0.55:1;

- unencumbered net operating income to unsecured debt service may not be less than 2.0:1;
- consolidated tangible net worth may not be less than the sum of $7.8 billion and 70% of all net offering proceeds received by Equity Office or EOP Partnership after February 29, 2000;
- we may not pay any distributions on Common Shares and Units in excess of 90% of annual FFO; and
- our investments in unimproved assets, interest in taxable REIT subsidiaries, developments, unconsolidated joint ventures, mortgages and securities, in the aggregate, may not exceed 25% of our total asset value.

Set forth below are the financial restrictions and requirements to which we are subject under our unsecured note indentures:

- debt to adjusted total assets may not exceed 0.60:1;
- secured debt to adjusted total assets may not exceed 0.40:1;
- consolidated income available for debt service to annual debt service charge may not be less than 1.50:1; and
- total unencumbered assets to unsecured debt may not be less than 1.50:1.

Equity Securities

A summary of the activity of our Common Shares, redeemable common shares, and EOP Partnership's Units (exclusive of Units owned by us) during the year ended 2001 is as follows:

	Common Shares	Redeemable Common Shares	Units	Total
Outstanding at December 31, 2000	305,248,752	1,717,844	42,060,891	349,027,487
Issued in the Spieker Merger and other acquisitions	101,520,398	—	16,756,144	118,276,542
Share options exercised	3,282,003	—	—	3,282,003
Units redeemed for Common Shares	2,172,016	—	(2,172,016)	—
Units redeemed for cash	—	—	(40,888)	(40,888)
Units retired	—	—	(113,829)	(113,829)
Conversion of redeemable Common Shares	1,717,844	(1,717,844)	—	—
Restricted shares and share awards issued/cancelled, net	558,666	—	—	558,666
Issued through the Dividend Reinvestment Program	34,989	—	—	34,989
Conversion of Series B Preferred Shares into Common Shares	14,005	—	—	14,005
Outstanding at December 31, 2001	414,548,673	—	56,490,302	471,038,975

In connection with the Spieker Merger, Equity Office issued on July 2, 2001, three new series of preferred shares. A total of 4,250,000 9.45% series D preferred shares, 6,000,000 7.875% series E preferred shares and 4,000,000 8.0% series F preferred shares were issued. In November 2001, Equity Office redeemed all of the 4,250,000 outstanding series D preferred shares for an aggregate redemption price of approximately $107.4 million.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 8. — Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Years Ended December 31, 2001 and 2000

Cash and cash equivalents increased by approximately $7.9 million to approximately $61.1 million at December 31, 2001, compared to $53.3 million at December 31, 2000. This increase was the net result of the receipt of approximately $1,241.6 million from operating activities, approximately $1,348.2 million used for investing activities (consisting primarily of approximately $1,077.0 million used for the acquisition of Spieker and approximately $437.7 million used for capital and tenant improvements and lease acquisition costs) and approximately $114.5 million from financing activities.

Years Ended December 31, 2000 and 1999

Cash and cash equivalents increased by approximately $50.9 million to approximately $53.3 million at December 31, 2000, compared to $2.3 million at December 31, 1999. This increase was the net result of the receipt of approximately $907.3 million from operating activities, approximately $1,311.8 million used for investing activities (consisting primarily of approximately $1,159.4 million used for the acquisition of Cornerstone and approximately $373.2 million used for capital and tenant improvements and lease acquisition costs) and approximately $455.4 million from financing activities.

Market Risk

Qualitative Information About Market Risk

Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market rates for those financial instruments. Market risk is the risk of loss from adverse changes in market prices and interest rates. We manage our market risk by matching projected cash inflows from operating, investing and financing activities with projected cash outflows to fund debt service, acquisitions, capital expenditures, distributions to shareholders and other cash requirements. The majority of our outstanding debt obligations (maturing at various times through 2031) have fixed interest rates which limit the risk of fluctuating interest rates. We utilize certain derivative financial instruments at times to further reduce interest rate risk. Interest rate protection and swap agreements are used to convert some variable rate debt to a fixed rate basis, fixed rate debt to a variable rate basis, or to hedge anticipated financing transactions. Derivatives are used for hedging purposes rather than speculation. We do not enter into financial instruments for trading purposes.

Quantitative Information About Market Risk

General

Interest and market risk amounts were determined by considering the impact of hypothetical interest rates and equity prices and equity prices on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Interest Rate Risk — Debt

As of December 31, 2001, total outstanding debt was approximately $12.0 billion, of which approximately $1,097.3 million (which includes $817 million of unsecured notes effectively converted to a variable rate through interest rate swaps), or 9.2%, was variable rate debt. If market rates of interest on the variable rate debt increase by 10% (or approximately 20 basis points), the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $2.2 million annually. If market rates of interest increase by 10%, the fair value of the total outstanding debt would decrease by approximately $272 million. If market rates of interest on the variable rate debt decrease by 10% (or approximately 20 basis points), the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by approximately $2.2 million annually. If market rates of interest decrease by 10%, the fair value of the total outstanding debt would increase by approximately $292 million.

As of December 31, 2000, total outstanding debt was approximately $8.8 billion, of which approximately $184.5 million, or 2.1%, was variable rate debt. If market rates of interest on the variable rate debt increased by 10% (or approximately 76 basis points), the increase in interest expense on the variable rate debt would have decreased future earnings and cash flows by approximately $1.4 million annually. If market rates of interest increased by 10%, the fair value of the total outstanding debt would have decreased by approximately $84 million. If market rates of interest on the variable rate debt decreased by 10% (or approximately 76 basis points), the decrease in interest expense on the variable rate debt would have increased future earnings and cash flows by approximately $1.4 million annually. If market rates of interest decreased by 10%, the fair value of the total outstanding debt would have increased by approximately $86 million.

Interest Rate Risk — Derivatives

During the year ended December 31, 2001, we entered into interest rate swap agreements to hedge certain unsecured notes as summarized below. In each case, we are the variable rate payer and the counterparty is the fixed rate payer. The variable interest rate is based on various spreads over LIBOR. The settlement dates correspond to the interest payment dates of the respective unsecured notes being hedged. Each of the interest rate swap agreements terminate on the maturity date of the respective unsecured notes being hedged.

Date	Amount Hedged	Estimated Value(1) (Dollars in thousands)	Fixed Interest Rate	Maturity Date of Unsecured Notes/Swaps
June 2001	$400 million	—	6.63%	(2)
July 2001	$500 million	—	7.0%	(3)
October 2001	$100 million	$(1,320)	6.5%	6/15/04
October 2001	$150 million	$(2,105)	6.5%	6/15/04
October 2001	$300 million	$(6,043)	6.63%	2/15/05
December 2001	$267 million	$ 1,351	7.0%	(4)

(1) Values are as of December 31, 2001, and may fluctuate based on market interest rates.

(2) In September 2001, EOP Partnership terminated the interest rate swap agreement on these notes. The total proceeds as a result of the termination that were recorded as additional premium on the $400 million of unsecured notes were approximately $15.8 million. This amount is being amortized over the remaining term of the unsecured notes.

(3) In September 2001, EOP Partnership terminated the interest rate swap agreement on these notes. The total proceeds as a result of the termination that were recorded as additional premium on the $1.1 billion unsecured notes were approximately $31.6 million.

(4) In February 2002, EOP Partnership terminated the interest rate swap agreement on these notes. The total proceeds as a result of the termination that were recorded as additional premium on the $1.1 billion unsecured notes were approximately $3.2 million.

In accordance with FAS 133 *Accounting for Derivative Instruments and Hedging Activities*, the above interest rate swap agreements and the respective unsecured notes are reflected at market value. Any market adjustment on the swap agreements will be reflected in other assets or other liabilities, and the corresponding market adjustment on the unsecured notes will be reflected as either a discount or premium on unsecured notes. Because the swap agreements are considered a perfectly effective fair value hedge, there will be no effect on net income from the mark to market adjustments.

Market Rate Risk

In August 2001, we had put option agreements outstanding in connection with the acquisition of certain properties in 1997. We paid approximately $1.4 million in settlement of this put option. We previously recognized approximately $4.1 million as a total potential payment for the put option exercise between the period from August 1999 to August 2000. The difference of approximately $2.7 million between the $4.1 million previously recognized and the $1.4 million actually paid was recognized as a put option settlement during the third quarter 2001.

During 2001, we recorded a permanent impairment on our investment in marketable securities and reduced the carrying value to a nominal amount, which approximates the current market value. A 10% increase or decrease in the market price of these securities would increase or decrease our investment in these securities by approximately $0.01 million. Changes in the market prices of these securities are required to be reflected as a corresponding adjustment to accumulated other comprehensive income. At December 31, 2001 and 2000, we had an unrealized holding loss on these investments totaling approximately $0.1 million and $28.3 million, which is reflected as accumulated other comprehensive (loss). There will be no impact on earnings or cash flows from market price fluctuations unless we dispose of these investments or write-down the investments upon the determination that these investments have suffered a permanent impairment.

Capital Improvements, Tenant Improvements and Leasing Commissions

Capital Improvements

Significant renovations and improvements which improve or extend the useful life of our Properties are capitalized. We categorize these capital expenditures as follows:

- *Capital Improvements* — improvements that enhance the value of the property such as lobby renovations, roof replacement, significant renovations for Americans with Disabilities Act compliance, chiller replacement, elevator upgrades; and

- *Development and Redevelopment Costs* — include costs associated with the development or redevelopment of a property including tenant improvements, leasing commissions, capitalized interest and operating costs incurred during completion of the property and incurred while the property is made ready for its intended use.

Tenant Improvements and Leasing Commissions

Costs related to the renovation, alteration or build-out of existing second-generation space, as well as related leasing commissions, are capitalized. These tenant improvements may include, but are not limited to, floor coverings, ceilings, walls, HVAC, mechanical, electrical, plumbing and fire protection systems. We categorize tenant improvements and leasing commissions as follows:

- *Revenue enhancing* — costs incurred on space which is vacant at the time of acquisition or has been vacant for nine months or more; and

- *Non-revenue enhancing* — costs incurred in connection with the renewal or retenanting of currently leased space to maintain the revenue being generated by such space.

Cost of Improvements

The table below details the costs incurred for each type of improvement. These costs exclude similar costs incurred at unconsolidated joint ventures.

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per square foot amounts)		
Capital Improvements:			
Capital improvements	$ 67,536	$ 47,858	$ 70,836
Development and redevelopment costs	159,084	132,509	145,998
Total capital improvements	$226,620	$180,367	$216,834

The amounts shown below represent the total tenant improvement and leasing commissions for leases which commenced during the period, regardless of when such costs were actually paid, which is a more useful measure of the total tenant improvement and leasing commission costs for the periods presented.

Tenant Improvements and Leasing Commissions:

Revenue enhancing	$ 24,574	$ 42,106	$25,983
Per square foot leased	$ 21.24	$ 27.80	$ 22.21
Non-revenue enhancing:			
Non-revenue enhancing — renewals	$ 34,729	$ 33,739	$34,347
Per square foot leased	$ 6.71	$ 6.18	$ 7.94
Non-revenue enhancing — retenanted	$102,381	$ 84,009	$55,168
Per square foot leased	$ 15.90	$ 13.48	$ 14.81
Total non-revenue enhancing	$137,110	$117,748	$89,515
Per square foot leased	$ 11.80	$ 10.07	$ 11.12

The above information includes actual capital improvements incurred and tenant improvements and leasing commissions for leases which commenced during the year for the years ended 2001, 2000 and 1999. The amounts included in the consolidated statements of cash flows represent the cash expenditures made during each of these years. The differences between these amounts represent timing differences between the lease commencement dates and the actual cash expenditures as well as expenditures for corporate furniture, fixtures and equipment, software, leasehold improvements and other. The reconciliation between the amounts above and the amounts disclosed in the consolidated statements of cash flows is as follows:

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Total capital improvements, tenant improvements and leasing commissions	$388,304	$340,221	$332,332
Timing differences	15,106	12,219	4,807
Expenditures for corporate furniture, fixtures and equipment, software, leasehold improvements and other	34,294	20,711	15,422
Total capital improvements, tenant improvements and leasing commissions on the consolidated statements of cash flows	$437,704	$373,151	$352,561

The table below details our share of the costs incurred for each type of improvement for unconsolidated joint ventures:

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per square foot amounts)		
Capital Improvements:			
Capital improvements	$ 4,577	$ 4,736	$ 2,383
Development and redevelopment costs	$105,370	$77,789	$78,396
Tenant Improvements and Leasing Commissions:			
Revenue enhancing	$ 1,250	$ 1,267	$ 449
Per square foot leased	$ 25.77	$ 21.98	$ 50.36
Non-revenue enhancing:			
Non-revenue enhancing — renewals	$ 1,398	$ 1,682	$ 29
Per square foot leased	$ 5.42	$ 4.87	$ 5.14
Non-revenue enhancing — retenanted	$ 4,047	$ 8,376	$ 782
Per square foot leased	$ 11.41	$ 21.99	$ 30.24
Total non-revenue enhancing	$ 5,445	$10,058	$ 811
Per square foot leased	$ 8.89	$ 13.85	$ 25.78

Developments

We currently own directly and through joint ventures several properties in various stages of development or pre-development. These developments are funded with proceeds from working capital and the line of credit. Specifically identifiable direct acquisition, development and construction costs are capitalized, including, where applicable, salaries and related costs, real estate taxes and interest essential to the development of a property. The properties under development and all figures stated below are as of December 31, 2001.

Consolidated Developments:

					Equity Office's				
	Estimated Placed in Service Date(a)	Location	Number of Buildings	Square Feet	Effective Ownership Percentage (a)	Costs Incurred (a)	Total Estimated Costs(a)	Total Project Estimated Costs(a)	Current Percentage Leased
			(Dollars in thousands)						
Wholly-Owned									
Tower at Shores Center	4Q/2001	Redwood Shores, CA	2	334,800	100%	$105,488	$116,500	$116,500	30%
EJ Randolph II	2Q/2002	McLean, VA	1	122,000	100%	24,903	35,700	35,700	100%
			3	456,800		130,391	152,200	152,200	49%
Joint Venture									
Water's Edge Phase I(b)	3Q/2002	Los Angeles, CA	2	261,000	87.5%	32,473	74,300	76,500	0%
			2	261,000		32,473	74,300	76,500	0%

Unconsolidated Developments:

					Equity Office's				
Wilson/Equity Office Developments(c)	Estimated Placed in Service Date(a)	Location	Number of Buildings	Square Feet	Effective Ownership Percentage (a)	Costs Incurred (a)	Total Estimated Costs(a)	Total Project Estimated Costs(a)	Current Percentage Leased
			(Dollars in thousands)						
San Rafael Corporate Center	4Q/2001	San Rafael, CA	2	157,700	80%	34,657	48,100	60,100	5%
Foundry Square I, II and IV (f/k/a First and Howard)(d)	3Q/2002 - 3Q/2003	San Francisco, CA	3	1,062,700	(d)	83,895	223,000	372,200	50%
Ferry Building(e)	3Q/2002	San Francisco, CA	1	242,000	(e)	29,921	60,900	99,900	0%
Concar(f)	4Q/2002	San Mateo, CA	2	207,000	80%	17,469	55,200	68,500	99%
			8	1,669,400		165,942	387,200	600,700	45%
Grand Total/Weighted Average			13	2,387,200		$328,806	$613,700	$829,400	41%

Balance Sheet Reconciliation of Developments:

Consolidated developments — costs incurred as reflected above:	
Wholly-owned	$130,391
Joint venture	32,473
Minority interests portion of consolidated developments	2,133
Total developments in process on the consolidated balance sheet	$164,997

(a) The "Estimated Placed in Service Date" represents the date the certificate of occupancy was or is currently anticipated to be obtained. Subsequent to obtaining the certificate of occupancy, the property is expected to undergo a lease-up period.

For consolidated developments, the "Costs Incurred" and the "Total Estimated Costs" are based on our "Effective Ownership Percentages." The "Total Project Estimated Costs" represent 100% of the estimated costs including any unaffiliated party's portion.

For unconsolidated developments, the "Effective Ownership Percentage" represents our direct interest in the development and our 49.9% interest in Wilson/Equity Office ("W/EO"). Equity Office's "Costs Incurred" and "Total Estimated Costs" are based on our "Effective Ownership Percentage." The "Total

Project Estimated Costs" represent 100% of the estimated costs, including ours, Wilson Investors' ("WI") and any unaffiliated party's portions.

The "Total Estimated Costs" and the "Total Project Estimated Costs" are subject to change upon, or prior to, the completion of the development and include amounts required to lease the property.

(b) A third party and we have entered into a joint venture agreement for the purpose of developing, constructing, leasing and managing Water's Edge Phase I and a potential Phase II development. The total cost for the development of Phase I and land acquisition of Phase II is approximately $91.0 million, which includes $14.5 million allocated to the cost of the Phase II land parcel. We plan to fund approximately $74.3 million of the Phase I total development costs, which consists of our 87.5% of the equity component, and the balance in the form of preferred equity.

(c) WI and we entered into a joint venture agreement to form W/EO for the purpose of developing, constructing, leasing and managing developments in northern California. W/EO is owned 49.9% by us and 50.1% by WI. William Wilson III, a trustee of Equity Office, through his ownership of WI, owns approximately 22% of W/EO (and approximately 30% of any promote to which WI is entitled under the joint venture agreement). We have agreed to loan up to $25.0 million to WI for its required contribution to W/EO at a 15% return per annum. The current outstanding balance of this loan as of December 31, 2001 is approximately $12.0 million of principal and $2.0 million of accrued interest.

We have created or anticipates creating joint ventures with W/EO and, in certain cases, unaffiliated third parties for the development of various office properties. The costs for these developments are expected to be funded by us and W/EO in a 60%/40% ratio and in some cases by third parties as described within each development's respective operating agreement. The Board of Trustees has also authorized us to negotiate and enter into an agreement with W/EO providing for the extension of first mortgage financing to the ownership entities of each of these developments at the greater of 6.5% or LIBOR plus 3.25%, generally maturing 36 months after initial funding (or earlier at our option in the event alternative financing sources are available on terms reasonably acceptable to WI and any unaffiliated investors). The aggregate amount of any such financing would generally be capped at 70% of budgeted construction costs. In accordance with the W/EO operating agreement, we are entitled, but not required, to purchase the W/EO interest in each development subsequent to project stabilization.

(d) Foundry Square is a project with three sites currently under development, each of which has a separate joint venture structure. Our effective ownership percentages are approximately 64%, 68% and 40% for Sites I, II and IV, respectively. Site III is currently held as land available for development.

(e) In the second quarter 2001 a joint venture between Equity Office, W/EO, other unaffiliated parties and us leased the Ferry Building from the City and County of San Francisco, through its Port Commission (the "Port"). Under this lease, the Port is paid a stated base rent. In addition, once the lessee has received from the project a cumulative preferred return of 8% (prior to stabilization) and 11% (after stabilization), then 50% of the proceeds from the operation and ownership of the project are paid to the Port as percentage rent.

The joint venture is redeveloping the Ferry Building in a manner to permit the use of federal rehabilitation tax credits ("Historic Tax Credits"). Since the original members of the joint venture could not take full advantage of the Historic Tax Credits, in the fourth quarter 2001, the joint venture admitted a new member who could do so. This investor member will contribute approximately $23.5 million in equity to fund a portion of the "Total Project Estimated Costs" for the project, and will receive a preferred return with an effective annual rate of approximately 3% on its capital investment. The investor member's interest in the joint venture is subject to put/call rights during the sixth and seventh years after the Ferry Building is placed in service. Upon the purchase of the investor member's interest pursuant to the put/call, it is estimated that the joint venture will retain approximately $11 million of the capital contributed by the investor member, based on the formula to determine the purchase price for the investor member's interest and after taking into account the preferred return that will have been paid to the investor member by such time. Through the creation of a master lease, our "Effective Ownership Percentage" in the net cash flow of the Ferry Building project is approximately 80%, after the distribution of the preferred returns.

(f) Under the terms of the ground lease, the ground lessor is entitled to share, in addition to ground rent, in proceeds from the operation and ownership of this development after a 10% return to the lessee.

In addition to the developments described above, we own or have under option various land parcels available for development. These sites represent possible future development of up to approximately 11.5 million square feet of office space. The development of these sites will be impacted by the timing and likelihood of success of the entitlement process, both of which are uncertain.

Consolidated developments in process increased to approximately $165.0 million at December 31, 2001 compared to $70.4 million at December 31, 2000, primarily due to developments acquired in the Spieker Merger and additional expenditures made during the period. Consolidated land available for development increased to approximately $251.7 million at December 31, 2001 from $88.4 million at December 31, 2000, primarily due to land acquired in the Spieker Merger.

Subsequent Event

In 2000, we formed a joint venture with WI, through its interest in W/EO, and an unaffiliated party to develop, construct, lease and manage Foundry Square I, a 327,000 square foot office building located in San Francisco, California which was scheduled to be completed in third quarter 2003. The building was 94% pre-leased to a single tenant. In March 2002, the tenant terminated its lease for $85 million.

In March 2002, we entered into contracts with our joint venture partners to acquire the land, improvements and partnership interests in Foundry Square I. WI's share of the lease termination income and consideration for its joint venture interest is approximately $26 million. Our share of the lease termination fee is approximately $40 million and will be recorded as income in the first quarter 2002.

In addition, WI repaid the current approximate $12 million outstanding balance under a $25 million loan commitment we previously made to WI and the accrued interest of approximately $2 million. The remaining amount that WI can draw under the $25.0 million loan commitment is approximately $13 million.

We had previously accounted for our investment in Foundry Square I under the equity method and will now consolidate our investment, which will be reflected as land available for development. We are currently analyzing our investment opportunities in Foundry Square I, which may include future development or the sale of Foundry Square I.

Impact of New Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, *Business Combinations.* Statement 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The requirements of Statement 141 are effective for any business combination accounted for by the purchase method that is completed after June 20, 2001. We adopted the standard, which had no material effect on Equity Office.

FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Statement 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We adopted the standard which had no material effect on Equity Office.

Inflation

Substantially all of our office leases require the tenant to pay, as additional rent, a portion of any increases in real estate taxes (except in the case of certain California leases, which limit the ability of the landlord to pass through to the tenants the effect of increased real estate taxes attributable to a sale of real property interests) and operating expenses over a base amount. In addition, many of our office leases provide for fixed increases in base rent or indexed escalations (based on the Consumer Price Index or other measures). We believe that the majority of inflationary increases in expenses will be offset, in part, by the expense reimbursements and contractual rent increases described above.

Funds From Operations

We believe FFO, as defined by NAREIT, to be an appropriate measure of performance for an equity REIT. While FFO is a relevant and widely used measure of operating performance of equity REITs, it does not represent cash flow from operations or net income as defined by GAAP, and it should not be considered as an alternative to these indicators in evaluating liquidity or operating performance.

The following table reflects the calculation of FFO for the years ended December 31, 2001, 2000 and 1999:

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$ 572,604	$ 449,336	$ 419,225
Add (deduct):			
Income taxes	(8,837)	(2,719)	(656)
Income allocated to minority interests for partially owned properties (excluding allocation of gain on sale of real estate of $1,473 in 2000)	(8,685)	(5,370)	(1,981)
Income from investment in unconsolidated joint ventures	69,203	56,251	13,824
Depreciation and amortization (real estate related) (including our share of unconsolidated joint ventures)	613,922	459,385	368,490
Impairment on assets held for sale	2,536	—	—
Put option settlement	2,655	(2,576)	(5,658)
Preferred distributions, net	(57,041)	(43,348)	(43,603)
Funds from operations	$ 1,186,357	$ 910,959	$ 749,641
Cash flow provided by (used for):			
Operating Activities	$ 1,241,601	$ 907,343	$ 720,711
Investing Activities	$(1,348,203)	$(1,311,778)	$ (67,138)
Financing Activities	$ 114,467	$ 455,353	$(718,315)
Ratio of earnings to combined fixed charges and preferred share distributions	1.7	1.8	1.8

The White Paper on FFO approved by NAREIT in March 1995 defines FFO as net income, computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of properties (which Equity Office believes includes impairments on properties held for sale), plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In November 1999, NAREIT issued a National Policy Bulletin effective January 1, 2000 clarifying the definition of FFO to include all operating results, both recurring and non-recurring, except those defined as extraordinary under GAAP. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, investing activities and financing activities, it provides investors with an indication of the ability of a company to incur and service debt, to make capital expenditures and to fund other cash needs. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are incorporated herein by reference from "Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk."

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT AUDITORS

The Board of Trustees and Shareholders of Equity Office Properties Trust

We have audited the accompanying consolidated balance sheets of Equity Office Properties Trust ("Equity Office") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, net comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and the schedule are the responsibility of Equity Office's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Office at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

In 2001, as discussed in Note 2 to the consolidated financial statements, Equity Office changed its method of accounting for derivative instruments and hedging activities.

Ernst & Young LLP

Chicago, Illinois
February 6, 2002, except for Note 26
as to which the date is February 15, 2002

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollars in thousands, except per share amounts)	
Assets:		
Investment in real estate	$24,399,658	$17,460,534
Developments in process	164,997	70,422
Land available for development	251,696	88,424
Accumulated depreciation	(1,494,301)	(978,055)
Investment in real estate, net of accumulated depreciation	23,322,050	16,641,325
Cash and cash equivalents	61,121	53,256
Tenant and other receivables (net of allowance for doubtful accounts of $7,794 and $1,873, respectively)	120,425	101,784
Deferred rent receivable	269,796	207,088
Escrow deposits and restricted cash	196,289	39,832
Investment in unconsolidated joint ventures	1,321,127	1,164,613
Deferred financing costs (net of accumulated amortization of $36,198 and $21,756, respectively)	77,880	81,854
Deferred leasing costs (net of accumulated amortization of $78,600 and $39,906, respectively)	187,336	151,178
Prepaid expenses and other assets (net of discounts of $67,413 and $78,871, respectively)	252,398	353,323
Total Assets	$25,808,422	$18,794,253
Liabilities, Minority Interests, Redeemable Common Shares and Shareholders' Equity:		
Mortgage debt (including a net discount of $(11,761) and $(17,825), respectively)	$ 2,650,338	$ 2,915,801
Unsecured notes (including a net premium/(discount) of $17,487 and $(3,807), respectively)	9,093,987	5,836,193
Line of credit	244,300	51,000
Accounts payable and accrued expenses	570,744	497,811
Distribution payable	6,060	3,681
Other liabilities	330,277	200,176
Total Liabilities	12,895,706	9,504,662
Commitments and contingencies	—	—
Minority Interests:		
EOP Partnership	1,423,333	1,021,235
Partially owned properties	181,017	197,161
Total Minority Interests	1,604,350	1,218,396
Redeemable Common Shares (0 and 1,717,844 Common Shares, respectively, redeemable at $31.50 per Common Share)	—	54,122
Shareholders' Equity:		
Preferred Shares, 100,000,000 authorized:		
8.98% Series A Cumulative Redeemable Preferred Shares, liquidation preference $25.00 per share, 7,994,000 issued and outstanding	199,850	199,850
5.25% Series B Convertible, Cumulative Redeemable Preferred Shares, liquidation preference $50.00 per share, 5,990,000 and 6,000,000 issued and outstanding, respectively	299,500	300,000
8.625% Series C Cumulative Redeemable Preferred Shares, liquidation preference $25.00 per share, 4,562,900 issued and outstanding	114,073	114,073
7.875% Series E Cumulative Redeemable Preferred Shares, liquidation preference $25.00 per share, 6,000,000 and 0 issued and outstanding, respectively	150,000	—
8.0% Series F Cumulative Redeemable Preferred Shares, liquidation preference $25.00 per share, 4,000,000 and 0 issued and outstanding, respectively	100,000	—
Common Shares, $0.01 par value; 750,000,000 shares authorized, 414,548,673 and 305,248,752 issued and outstanding, respectively	4,145	3,053
Additional paid in capital	10,788,273	7,595,918
Deferred compensation	(19,822)	(14,871)
Distributions in excess of accumulated earnings	(327,537)	(152,695)
Accumulated other comprehensive loss	(116)	(28,255)
Total Shareholders' Equity	11,308,366	8,017,073
Total Liabilities, Minority Interests, Redeemable Common Shares and Shareholders' Equity	$25,808,422	$18,794,253

See accompanying notes.

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31, 2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Revenues:			
Rental	$ 2,425,956	$ 1,732,799	$ 1,493,196
Tenant reimbursements	448,902	324,193	281,358
Parking	127,736	112,107	112,204
Other	72,237	48,047	32,298
Fee income	15,085	10,931	8,939
Interest / dividends	40,232	36,166	14,248
Total revenues	3,130,148	2,264,243	1,942,243
Expenses:			
Interest:			
Expense incurred	728,251	525,787	413,995
Amortization of deferred financing costs	5,810	9,746	4,693
Depreciation	532,403	399,768	339,751
Amortization	42,627	26,903	14,545
Real estate taxes	345,750	268,305	243,778
Insurance	22,259	12,214	9,589
Repairs and maintenance	302,995	234,986	209,630
Property operating	315,629	238,490	199,879
Ground rent	16,928	10,012	6,887
General and administrative	109,672	88,696	80,271
Impairment on securities and other investments	132,684	—	—
Impairment on assets held for sale	2,536	—	—
Total expenses	2,557,544	1,814,907	1,523,018
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	572,604	449,336	419,225
Income taxes	(8,837)	(2,719)	(656)
Minority Interests:			
EOP Partnership	(76,249)	(59,376)	(48,172)
Partially owned properties	(8,685)	(6,843)	(1,981)
Income from investment in unconsolidated joint ventures	69,203	56,251	13,824
Net gain on sales of real estate	81,662	36,013	59,661
Income before extraordinary items and cumulative effect of a change in accounting principle	629,698	472,662	441,901
Extraordinary items	(10,374)	(1,802)	(10,548)
Cumulative effect of change in accounting principle	(1,142)	—	—
Net income	618,182	470,860	431,353
Put option settlement	2,655	(2,576)	(5,658)
Preferred distributions, net	(57,041)	(43,348)	(43,603)
Net income available for Common Shares	$ 563,796	$ 424,936	$ 382,092
Net income available per weighted average Common Share outstanding — Basic	$ 1.57	$ 1.53	$ 1.49
Weighted average Common Shares outstanding — Basic	360,026,097	277,186,733	256,045,895
Net income available per weighted average Common Share and common share equivalent outstanding — Diluted	$ 1.55	$ 1.52	$ 1.48
Weighted average Common Shares and common share equivalents outstanding — Diluted	411,986,897	318,997,407	291,157,204
Distributions declared per Common Share outstanding	$ 1.90	$ 1.74	$ 1.58

See accompanying notes.

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Preferred Shares:			
Balance, beginning of period	$ 613,923	$ 615,000	$ 615,000
9.45% Series D Cumulative Redeemable issued in the Spieker Merger	106,250	—	—
7.875% Series E Cumulative Redeemable issued in the Spieker Merger	150,000	—	—
8.0% Series F Cumulative Redeemable issued in the Spieker Merger	100,000	—	—
Conversion of Series B to Common Shares	(500)	—	—
Redemptions	(106,250)	(1,077)	—
Balance, end of period	$ 863,423	$ 613,923	$ 615,000
Common Shares, $0.01 par Value Per Share:			
Balance, beginning of period	$ 3,053	$ 2,499	$ 2,565
Issuance of Common Shares for Spieker Merger	1,015	—	—
Issuance of Common Shares for Cornerstone Merger	—	512	—
Issuance of Common Shares through exercise of share options	33	36	1
Issuance of Common Shares in exchange for Units	21	48	8
Conversion of redeemable common shares	17	—	17
Common Shares issued for restricted shares, trustee fees and for the dividend reinvestment plan, net of restricted shares retired	6	5	—
Common Shares repurchased	—	(47)	(10)
Issuance of Units in exchange for Common Shares	—	—	(82)
Balance, end of period	$ 4,145	$ 3,053	$ 2,499
Additional Paid in Capital:			
Balance, beginning of period	$ 7,595,918	$6,229,340	$6,398,600
Issuance of Common Shares for Spieker Merger	2,972,979	—	—
Issuance of share options in the Spieker Merger	18,701	—	—
Issuance of Common Shares for Cornerstone Merger	—	1,268,088	—
Issuance of Common Shares through exercise of share options	72,326	81,920	2,680
Issuance of Common Shares in exchange for Units	57,850	127,442	19,395
Conversion of redeemable common shares	49,983	—	49,983
Common Shares issued for restricted shares, trustee fees and for the dividend reinvestment plan, net of restricted shares retired	15,240	12,912	—
Preferred shares and other offering costs	(65)	(28)	(854)
Conversion of Series B preferred shares to Common Shares	500	—	—
Common Shares repurchased	—	(119,586)	(23,980)
Issuance of Units in exchange for Common Shares	—	—	(172,558)
Exercise of put options	—	—	(7,226)
Adjustment for minority interests ownership in EOP Partnership	4,841	(4,170)	(36,700)
Balance, end of period	$10,788,273	$7,595,918	$6,229,340
Deferred Compensation:			
Balance, beginning of period	$ (14,871)	$ (10,064)	$ (14,997)
Restricted shares granted	(17,519)	(13,274)	—
Restricted shares retired	3,328	757	—
Amortization of restricted shares	9,240	7,710	4,933
Balance, end of period	$ (19,822)	$ (14,871)	$ (10,064)
Distributions in Excess of Accumulated Earnings:			
Balance, beginning of period	$ (152,695)	$ (71,640)	$ (50,205)
Net income	618,182	470,860	431,353
Put option settlement	2,655	(2,576)	(5,658)
Preferred distributions, net	(57,041)	(43,348)	(43,603)
Distributions to common shareholders	(738,638)	(505,991)	(403,527)
Balance, end of period	$ (327,537)	$ (152,695)	$ (71,640)

See accompanying notes.

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF NET COMPREHENSIVE INCOME

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Net income	$618,182	$470,860	$431,353
Other comprehensive income (loss):			
Unrealized holding (losses) gains from investments arising during the period	(2,699)	(39,193)	10,938
Recognition of permanent impairment on marketable securities	30,838	—	—
Net comprehensive income	$646,321	$431,667	$442,291

See accompanying notes.

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Operating Activities:			
Net income	$ 618,182	$ 470,860	$ 431,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest/dividend income accrued but not received	(9,852)	(5,934)	—
Amortization of discounts included in interest/dividend income	(2,919)	(958)	—
Amortization of deferred revenue included in other income	(3,073)	(5,715)	(693)
Depreciation and amortization	580,840	436,417	358,989
Amortization of premiums/discounts on unsecured notes and terminated interest rate protection agreements included in interest expense	3,167	3,980	3,690
Impairment on securities and other investments	132,684	—	—
Impairment on assets held for sale	2,536	—	—
Compensation related to restricted shares issued to employees	9,240	7,710	4,933
Income from unconsolidated joint ventures	(69,203)	(56,251)	(13,824)
Net gain on sales of real estate	(81,662)	(36,013)	(59,661)
Extraordinary items	10,374	1,802	10,548
Cumulative effect of a change in accounting principle	1,142	—	—
Provision for doubtful accounts	26,124	6,349	2,697
Income allocation to minority interests	84,934	66,219	50,153
Changes in assets and liabilities:			
(Increase) in rents receivable	(22,655)	(41,517)	(19,889)
(Increase) in deferred rent receivables	(75,555)	(72,351)	(52,694)
(Increase) decrease in prepaid expenses and other assets	(5,051)	12,819	429
Increase (decrease) in accounts payable and accrued expenses	21,434	119,470	(29,186)
(Decrease) in due to affiliates	—	—	(1,136)
Increase in other liabilities	20,914	456	35,002
Net cash provided by operating activities	1,241,601	907,343	720,711
Investing Activities:			
Acquisition of Spieker Properties, Inc.	(1,076,957)	—	—
Acquisition of Cornerstone Properties Inc.	—	(1,159,440)	—
Property acquisitions	(104,748)	(69,914)	(122,419)
Property dispositions	361,353	352,375	452,659
Payments for capital and tenant improvements	(360,065)	(293,711)	(297,496)
Decrease in escrow deposits and restricted cash	28,064	118,386	43,351
Distributions from unconsolidated joint ventures	131,983	174,817	45,536
Investments in unconsolidated joint ventures	(249,893)	(228,924)	(32,110)
Payments of lease acquisition costs	(77,639)	(79,440)	(55,065)
Investments in securities	(683)	(87,075)	(2,000)
Repayments of (investment in) notes receivable	382	(39,056)	(110,594)
Contributions from minority interest partner in partially owned properties	—	204	11,000
Net cash (used for) investing activities	(1,348,203)	(1,311,778)	(67,138)

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Financing Activities:			
Proceeds from mortgage debt	140,000	270,000	3,374
Principal payments on mortgage debt	(458,731)	(460,111)	(519,671)
Prepayment penalties on early extinguishment of debt	(5,000)	—	(13,566)
Proceeds from unsecured notes	1,386,598	2,180,785	1,195,587
Repayment of unsecured notes	(100,000)	—	—
Proceeds from lines of credit	3,206,050	5,168,975	1,814,500
Principal payments on lines of credit	(3,152,036)	(5,986,516)	(2,577,500)
Payments of loan costs	(10,481)	(39,245)	(11,096)
Termination of interest rate swap agreements	47,369	—	—
Distributions to minority interest in partially owned properties	(5,878)	(13,732)	(2,138)
Repurchase of preferred shares, including transaction costs	(106,250)	(890)	—
Payment of offering costs	(65)	(28)	(854)
Proceeds from exercise of share options	71,835	81,956	2,681
Distributions to shareholders and unitholders	(837,659)	(578,893)	(454,516)
Redemption of Units	(1,245)	(3,780)	(27,391)
Repurchase of Common Shares	—	(119,633)	(23,990)
Put option settlement	(1,467)	—	(59,913)
Payment of preferred distributions	(58,573)	(43,535)	(43,822)
Net cash provided by (used for) financing activities	114,467	455,353	(718,315)
Net increase (decrease) in cash and cash equivalents	7,865	50,918	(64,742)
Cash and cash equivalents at the beginning of the period	53,256	2,338	67,080
Cash and cash equivalents at the end of the period	$ 61,121	$ 53,256	$ 2,338
Supplemental Information:			
Interest paid during the period, including capitalized interest of $25,871, $14,764 and $18,030, respectively	$ 679,537	$ 498,012	$ 402,683

EQUITY OFFICE PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Non-Cash Investing and Financing Activities:			
Mortgage loans, unsecured notes and line of credit assumed through Spieker Merger	$ 2,125,610	$ —	$ —
Net liabilities assumed through Spieker Merger	$ 125,558	$ —	$ —
Minority interest in partially owned properties assumed through Spieker Merger	$ 1,272	$ —	$ —
Common Shares, share options and Units issued through Spieker Merger	$ 3,483,326	$ —	$ —
Preferred shares issued through Spieker Merger	$ 356,250	$ —	$ —
Mortgage loans and line of credit assumed through Cornerstone Merger	$ —	$ 1,720,449	$ —
Net liabilities assumed through Cornerstone Merger	$ —	$ 19,792	$ —
Minority interest in partially owned properties assumed through Cornerstone Merger	$ —	$ 174,470	$ —
Common Shares, options and Units issued through Cornerstone Merger	$ —	$ 1,574,625	$ —
Common Shares, Units and put options issued through property acquisitions	$ —	$ 9,685	$ 24,476
Escrow deposits used for property acquisitions	$ —	$ 37,105	$ 192,427
Escrow deposits provided by property dispositions	$ (184,458)	$ (167,922)	$ (95,956)
Mortgage loan assumed/promissory notes issued through property acquisitions	$ —	$ 65,661	$ 52,550
Mortgage loan assumed by purchaser through property disposition	$ —	$ (11,369)	$ (81,400)
Deferred revenue recorded in connection with receipt of securities	$ —	$ 11,317	$ 32,276

See accompanying notes.

NOTE 1 — BUSINESS AND FORMATION OF EQUITY OFFICE

As used herein, "Equity Office" means Equity Office Properties Trust, a Maryland real estate investment trust, together with its subsidiaries, including EOP Operating Limited Partnership, a Delaware limited partnership ("EOP Partnership"), and the predecessors thereof ("Equity Office Predecessors"). Equity Office was organized in 1996 to continue and expand the national office property business organized by Mr. Samuel Zell, Chairman of the Board of Trustees of Equity Office, and to complete the consolidation of the Equity Office Predecessors (the "Consolidation"). Equity Office completed its initial public offering (the "IPO") on July 11, 1997, having sold its common shares of beneficial interest, $0.01 par value per share ("Common Shares"). The net proceeds from the IPO were contributed to EOP Partnership in exchange for units of partnership interest ("Units"). Equity Office is a fully integrated, self-administered and self-managed real estate company principally engaged in acquiring, owning, managing, developing and leasing office properties. At December 31, 2001, Equity Office owned or had an interest in 774 office properties (the "Office Properties") comprising approximately 128.2 million rentable square feet of office space and 79 industrial properties (the "Industrial Properties") comprising approximately 6.0 million rentable square feet of industrial space (together with the Office Properties, the "Properties"). The Office Properties were, on a weighted average basis, 91.8% occupied at December 31, 2001, and are located in 149 submarkets in 37 markets in 23 states and the District of Columbia. The Office Properties, by rentable square feet, are located approximately 40.1% in central business districts ("CBDs") and approximately 59.9% in suburban markets. At December 31, 2001, Equity Office also owned five stand-alone parking facilities (the "Parking Facilities") containing approximately 10,765 parking spaces.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Equity Office owns substantially all of its assets and conducts all of its operations through EOP Partnership. Equity Office is the sole general partner of, and owned at December 31, 2001 an approximate 88.0% interest in, EOP Partnership. Due to Equity Office's ability as general partner to control EOP Partnership and various other property holding entities and other subsidiaries, each such entity has been consolidated for financial reporting purposes.

The Consolidation and Equity Office's mergers with Spieker Properties, Inc., Cornerstone Properties Inc. and Beacon Properties Corporation were accounted for using the purchase method in accordance with Accounting Principles Board Opinion No. 16. The fair value of the consideration given in these transactions was used as the valuation basis for the transactions. The assets acquired and liabilities assumed in these transactions were recorded at their fair values as of the closing dates of the transactions. The results of operations of the companies acquired in the mergers for the period from their respective closing dates were included in the consolidated statements of operations.

Investment in Real Estate

Rental property and improvements, including interest and other costs capitalized during construction, are included in investment in real estate and are stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of the assets, are capitalized. Rental property and improvements, excluding land, are

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

depreciated over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life
Building	40 years
Building improvements	4-40 years
Tenant improvements	Term of lease
Furniture and fixtures	3-12 years

Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from a rental property is less than its historical net cost basis. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time Equity Office has a commitment to sell the property and/or is actively marketing the property for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

The FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*. Statement 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We adopted the standard and do not expect it to have a material effect on our financial condition.

Developments in process are carried at cost, which includes land acquisition cost, architectural fees, general contractor fees, capitalized interest, internal costs related directly to the development and other costs related directly to the construction of the property. Depreciation is not recorded until the property is placed in service, which occurs shortly after receipt of a certificate of occupancy.

Land available for development is carried at cost and is not depreciated. Land available for development includes various vacant land parcels that may have some improvements such as utility service.

Investments in Unconsolidated Joint Ventures

Investments in unconsolidated joint ventures are accounted for using the equity method of accounting because Equity Office does not have control over the activities of the investees. The net equity investment of Equity Office is reflected on the consolidated balance sheets, and the consolidated statements of operations include Equity Office's share of net income or loss from the unconsolidated joint ventures. Any difference between the carrying amount of these investments on the consolidated balance sheet of Equity Office and the value of the underlying equity is depreciated as an adjustment to income from unconsolidated joint ventures over 40 years. In 2001, Equity Office adopted SFAS 142 *"Goodwill and Other Intangible Assets"* upon its effective date. The adoption did not have a material effect on the consolidated financial statements.

Deferred Leasing and Financing Costs

Deferred leasing and financing costs, which consist of, but are not limited to, commissions paid to third parties for new or renewal leases, and fees paid to third parties for unsecured note offerings, are recorded at cost. The deferred leasing costs are amortized over the terms of the respective leases and the deferred financing costs are amortized over the terms of the respective financings on a straight-line basis, which approximates the effective yield method.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Revenue Recognition

Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease. Equity Office records rental income for the full term of each lease on a straight-line basis. Accordingly, a receivable is recorded from tenants for the current difference between the straight-line rent and the rent that is contractually due from the tenant ("Deferred Rent Receivable"). When a property is acquired, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. The amounts included in rental income for the years ended December 31, 2001, 2000 and 1999, which had not yet been billed as of such dates, were approximately $69.1 million, $69.8 million and $65.4 million, respectively. Deferred rental revenue is not recognized for income tax purposes.

Cash Equivalents

Cash equivalents are considered to be all highly liquid investments purchased with a maturity of three months or less at the date of purchase.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements.

Escrow Deposits and Restricted Cash

Escrow deposits primarily consist of amounts held by lenders to provide for future real estate tax expenditures and tenant improvements, earnest money deposits on acquisitions and net proceeds from tax-deferred dispositions. Restricted cash represents amounts committed for various utility deposits and security deposits. Certain of these amounts may be reduced upon the fulfillment of certain obligations.

Fair Value of Financial Instruments and Other Assets

Investments in notes receivable approximate their fair value and are included in other assets.

Management believes that the carrying basis of the mortgage debt, unsecured notes and interest rate swap agreements approximate their respective fair values as of December 31, 2001 and 2000. The fair value of the mortgage debt and the unsecured notes was determined by discounting the spread between the future contractual interest payments and the future interest payments based on a market rate. The fair value of the interest rate swap agreements was determined by third party quotations. In addition, management believes that the carrying values of cash equivalents, restricted cash, escrow deposits, tenant and other rents receivable, accounts payable and accrued expenses are reasonable estimates of their fair value.

Derivatives and Hedging Activities

Equity Office periodically enters into certain interest rate protection and swap agreements to effectively convert or cap floating rate debt to a fixed rate basis, fixed rate debt to a floating rate basis, as well as to hedge anticipated future financing transactions. Net amounts paid or received under these agreements are recognized as an adjustment to interest expense when such amounts are incurred or earned. Settlement amounts paid or received in connection with terminated interest rate protection agreements and interest rate swap agreements are deferred and amortized as an adjustment to interest expense over the remaining term of the related financing transaction on a straight-line basis, which approximates the effective yield method.

In June 1998, the FASB issued Statement No. 133 *"Accounting for Derivative Instruments and Hedging Activities."* The statement requires recording all derivative instruments as assets or liabilities, measured at fair

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives either will be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. FASB Statement Nos. 137 and 138 deferred the standard's effective date to all fiscal years beginning after June 15, 2000. Equity Office adopted the standard on January 1, 2001 and recorded a cumulative effect of a change in accounting principle resulting in a loss of approximately $1.1 million.

Deferred Revenue

During 2000 and 1999, Equity Office received common stock and/or warrants to purchase common stock for allowing companies that provide telecommunication and other services access to the Properties. The securities received from these companies were recorded as deferred revenue at fair value at the time such securities were earned and were included in other liabilities on the balance sheet. The deferred revenue was being amortized into other income over the terms of the respective license agreements. During 2001, it was determined that there was no remaining future benefit period for the unamortized deferred revenue. The unamortized deferred revenue balance as of December 31, 2001 and 2000 was $0 and $37.2 million, respectively. The amount of deferred revenue recognized in other income, net of the write-off of the related securities, for the years ended December 31, 2001, 2000 and 1999 was approximately $3.1 million, $5.7 million and $0.7 million, respectively.

Income Taxes

The Office Properties and Industrial Properties primarily are owned by limited partnerships or limited liability companies, which are substantially pass-through entities. However, various consolidated entities owned by Equity Office are individually subject to certain taxes. Some of the pass-through entities have corporate general partners or members, which are subject to federal and state income and franchise taxes. In addition, the property management business is owned by a corporation and is subject to federal and state income taxes.

Equity Office has elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, Equity Office generally will not be subject to federal income tax if it distributes 100% of its taxable income for each tax year to its shareholders. REITs are subject to a number of organizational and operational requirements. If Equity Office fails to qualify as a REIT in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if Equity Office qualifies for taxation as a REIT, Equity Office may be subject to state and local income taxes and to federal income tax and excise tax on its undistributed income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes. The aggregate cost of land and depreciable property for federal income tax purposes as of December 31, 2001 and 2000 was approximately $15.0 billion and $12.2 billion, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Reconciliation Between Net Income and Estimated Taxable Income (Unaudited):

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Net income available to Common Shares	$ 563,796	$ 424,936	$ 382,092
Straight-line rent adjustments	(69,149)	(69,822)	(65,397)
Preferred distributions not deductible for tax	57,041	43,348	43,603
Add: Book depreciation and amortization	575,030	426,671	354,296
Less: Tax depreciation and amortization	(428,753)	(317,600)	(235,905)
Book/tax differences on gains/losses from capital transactions	82,219	30,064	22,281
Merger costs and other book/tax differences, net	(48,996)	(30,667)	(14,484)
Taxable income before adjustments	731,188	506,930	486,486
Less: Capital gains	(163,881)	(66,077)	(81,942)
Adjusted taxable income subject to 90% dividend requirement	$ 567,307	$ 440,853	$ 404,544

Reconciliation Between Cash Distributions Paid and Distributions Paid Deduction (Unaudited):

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Cash distributions paid	$795,679	$549,339	$447,130
Less: Distributions designated to prior year	—	(39,138)	—
Plus: Distributions designated from following year	—	—	39,138
Less: Portion designated capital gain distribution	—	—	—
Distributions paid deduction	$795,679	$510,201	$486,268

Characterization of Distributions (Unaudited):

	For the years ended December 31,					
	2001		2000		1999	
	$	%	$	%	$	%
	(Dollars in thousands)					
Common Distributions:						
Ordinary income	$516,782	70.0%	$437,249	86.4%	$332,179	82.3%
Return of capital	71,112	9.6	16,192	3.2	—	—
Capital gains	130,618	17.7	42,024	8.3	41,406	10.3
Unrecaptured Section 1250 gain	20,126	2.7	10,526	2.1	29,942	7.4
Total	738,638	100.0%	505,991	100.0%	403,527	100.0%
Preferred Distributions	57,041		43,348		43,603	
Total Distributions	$795,679		$549,339		$447,130	

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Minority Interests

EOP Partnership

Net income is allocated to minority interests based on their respective ownership percentage of EOP Partnership. The ownership percentage is calculated by dividing the number of Units held by the minority interests by the total Units held by both the minority interests and Equity Office. Issuance of additional Common Shares and Units changes the ownership interests of both the minority interests and Equity Office. Such transactions and the proceeds therefrom are treated as capital transactions. As of December 31, 2001 and 2000, Equity Office had an 88.0% and 87.9% interest in EOP Partnership, respectively.

Partially Owned Properties

Minority interests in consolidated Properties are reflected in the consolidated balance sheets as "Minority interests — partially owned properties" and represents the minority interests' share in the assets and liabilities of the Properties. The earnings or losses from these properties attributable to the minority interests are reflected as "Minority interests — Partially owned properties" in the consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the previously reported 2000 and 1999 statements in order to provide comparability with the 2001 statements reported herein. These reclassifications have not changed the 2000 or 1999 results or combined shareholders' equity and redeemable Common Shares.

NOTE 3 — MERGERS

Spieker Merger

On July 2, 2001, Spieker Properties, Inc. ("Spieker") merged into Equity Office and Spieker Properties, L.P. ("Spieker Partnership"), Spieker's operating partnership subsidiary, merged into EOP Partnership (collectively, the "Spieker Merger"). The transaction valued Spieker (including the outside interests in Spieker Partnership) at approximately $7.2 billion, which included transaction costs, the assumption of approximately $2.1 billion in debt and the issuance of 14.25 million of Equity Office preferred shares valued at approximately $356.3 million. Equity Office paid approximately $1.1 billion in cash and issued approximately 101.5 million Common Shares and EOP Partnership issued approximately 16.7 million Units to third parties, each valued at $29.29 per Common Share/Unit. Equity Office financed the $1.1 billion cash portion of the purchase price using a combination of available cash and a new $1.0 billion bridge loan facility that was entered into before the closing of the merger. The $1.0 billion bridge loan facility had a term of 364 days and an interest rate based on LIBOR plus 80 basis points. The $1.0 billion bridge loan facility was repaid in full with the net proceeds from the issuance of $1.4 billion of unsecured notes in July 2001 and terminated upon the repayment. Through the Spieker Merger, Equity Office acquired 391 Office Properties comprising approximately 28.3 million square feet, 98 Industrial Properties comprising approximately 10.1 million square feet and several development properties.

NOTE 3 — MERGERS — (continued)

Shortly after completion of the Spieker Merger, Equity Office expanded its Board of Trustees from 13 to 16 members. The new members are Warren E. Spieker, Jr., previous chairman of Spieker, and Craig G. Vought and John A. Foster, previous Co-Chief Executive Officers of Spieker.

Certain costs included in the $7.2 billion total cost of the Spieker Merger and the allocation of the total cost to specific assets acquired are based on management's current best estimate, and are subject to adjustment within one year of the closing date of July 2, 2001.

Equity Office subsequently sold 19 of the industrial properties that were acquired in the Spieker Merger for approximately $213.4 million. There was no gain or loss on the sale of these properties. These industrial properties are located in California and Oregon and consist of approximately 4.1 million square feet.

The following tables summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	(Dollars in thousands)
Investment in real estate	$ 7,168,973
Other assets	47,824
Total assets acquired	7,216,797
Mortgage debt, unsecured notes and lines of credit	(2,125,610)
Other liabilities	(173,382)
Total liabilities assumed	(2,298,992)
Minority interest in partially owned properties	(1,272)
Common Shares, Units and stock options issued	(3,483,326)
Preferred shares issued	(356,250)
Total equity issued	(3,839,576)
Total cash used for Spieker Merger	$(1,076,957)

Cornerstone Merger

On June 19, 2000, Cornerstone Properties Inc. ("Cornerstone") merged into Equity Office and Cornerstone Properties Limited Partnership ("Cornerstone Partnership"), Cornerstone's operating partnership subsidiary, merged into EOP Partnership (collectively, the "Cornerstone Merger"). The transaction, which was accounted for by the purchase method, valued Cornerstone, including the outside interests in Cornerstone Partnership at approximately $4.5 billion, which included transaction costs, the assumption of approximately $1.7 billion in debt, the redemption of 3.0 million shares of Cornerstone preferred stock valued at $18.00 per share, including accrued but unpaid dividends for a total of approximately $57.6 million, the redemption of approximately 58.5 million of Cornerstone common stock valued at $18.00 per share for a total of approximately $1.1 billion, the issuance of approximately 51.2 million Common Shares and the issuance by EOP Partnership of approximately 12.4 million Units valued at $24.68 per Common Share/Unit. We financed the $1.2 billion in cash from our credit facilities. As a result of the Cornerstone Merger, Equity Office acquired an interest in 82 Office Properties containing approximately 18.9 million square feet of office space.

NOTE 4 — INVESTMENT IN REAL ESTATE

Investment in real estate, including Office Properties, Industrial Properties, properties under development and vacant land, was as follows:

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Land	$ 2,820,079	$ 1,931,487
Land available for development	251,696	88,424
Building	20,392,703	14,790,576
Building improvements	574,744	276,793
Tenant improvements	552,090	417,661
Furniture and fixtures	60,042	44,017
Developments in process	164,997	70,422
Gross investment in real estate	24,816,351	17,619,380
Accumulated depreciation	(1,494,301)	(978,055)
Net investment in real estate	$23,322,050	$16,641,325

In addition to the properties acquired in the Spieker Merger, the Three Lafayette Centre office building was acquired in October 2001 for a total cost of approximately $68.7 million from an unaffiliated party. The property is located in Washington, D.C. and comprises approximately 259,441 square feet.

During 2000, in addition to the Properties acquired in the Cornerstone Merger, several Properties, or the remaining interests therein, were acquired for a total cost of approximately $130.2 million. These Properties comprised approximately 317,616 square feet.

NOTE 5 — DISPOSITIONS

2001

During 2001, Equity Office disposed of eight office properties, four parking facilities, a land parcel and an apartment property in separate transactions to various unaffiliated parties for approximately $327.8 million. The total gain on the sale of these properties was approximately $81.7 million. The sold office properties consisted of approximately 879,388 square feet, the parking facilities contained approximately 3,721 parking spaces and the apartment property contained approximately 161 units.

Equity Office sold 19 industrial properties that were acquired in the Spieker Merger for approximately $213.4 million. There was no gain or loss on the sale of these properties. The sold industrial properties are located in California and Oregon and consist of approximately 4.1 million square feet.

2000

During 2000, Equity Office disposed of seven office properties totaling approximately 964,136 square feet, 11 parking facilities and a partial interest in two Office Properties for approximately $536.0 million and recognized a total net gain on sale of real estate of approximately $36.0 million.

1999

During 1999, Equity Office disposed of four office properties totaling 668,796 square feet, a redevelopment property and partial interests in 12 Office Properties in various transactions for approximately $631.9 million and recognized a total net gain on sale of real estate of approximately $59.7 million.

NOTE 6 — INVESTMENT IN NOTES RECEIVABLE AND PREFERRED STOCK

The following investments are included in Prepaid Expenses and Other Assets:

On June 27, 2001, pursuant to an investment agreement between EOP Partnership and MaguirePartners, an unaffiliated entity, EOP Partnership exercised its option to acquire an 87.5% equity interest in Water's Edge, an office complex to be developed in the Playa Vista master-planned community in west Lost Angeles, California that will consist of approximately 450,000 square feet. The remaining 12.5% interest is owned by MaguirePartners. The consideration for the 87.5% equity interest acquired by EOP Partnership consisted of the contribution of its note receivable from MaguirePartners plus accrued interest of approximately $23.8 million and approximately $3.9 million in cash. The joint venture was formed for the purpose of developing, constructing, leasing and managing Water's Edge Phase I and acquiring an adjacent parcel for a potential Phase II development. The total cost for the development of Phase I and land acquisition of Phase II is approximately $91 million, which includes $14.5 million allocated to the cost of the Phase II land parcel. EOP Partnership plans to fund approximately $74.3 million of the Phase I total development costs, which represents 87.5% of the equity component with the balance allocated to construction financing in the form of preferred equity.

During 1999, a 67% share of a $202.2 million mezzanine-level debt position was acquired for approximately $73.9 million as part of a debt restructuring related to the SunAmerica Center office property. The unamortized discount to the face amount of the note of approximately $62.9 million may be amortized to interest income based on the estimated yield of the investment. The note accrues and pays interest at 7.25% per annum and matures in August 2014. In addition, Equity Office has the option to acquire 67% of the aggregate face amount of two other subordinate notes from the current holder, an affiliate of the property owner. The aggregate face amount of these notes is $15.0 million.

In July 1998, 50,000 preferred shares of Capital Trust, Inc. were acquired for approximately $48.5 million. The preferred shares have a liquidation preference of $1,000 each. The discount of $1.5 million is being amortized as additional dividend income over the term of 20 years. The terms of the preferred shares are as follows:

(a) For 60% of the investment, or approximately $30 million of the preferred shares:

- the coupon rate of 8.25% remains fixed through 2002. Thereafter, the rate will increase to the greater of:
  - 10%, increasing by 75 basis points per annum commencing October 1, 2004, or
  - a rate equal to Capital Trust, Inc.'s then dividend per common share divided by $7.00;
- the conversion price is $7.00 per share;
- the common share equivalent is fixed at 4,285,714 shares; and
- the preferred shares are callable through September 30, 2004.

(b) For 40% of the investment, or approximately $20 million of the preferred shares:

- the coupon rate is 13.0% and is fixed until October 1, 2004 when it will increase by 75 basis points per annum; and
- the preferred shares are callable at any time.

NOTE 7 — IMPAIRMENT ON SECURITIES, OTHER INVESTMENTS AND ASSETS HELD FOR SALE

During 2001, an impairment on securities and other investments of approximately $132.7 million was recognized in connection with various investments and other assets. The total impairment consisted of the investment in HQ Global Workplaces, Inc. preferred stock, including accrued but unpaid dividends, of approximately $90.6 million, the investments in several telecom, technology and advertising related companies, investments in two full-service business center joint ventures, and a portion of an investment in an internally developed software system.

During the latter part of 2001, HQ Global was in default with respect to certain covenant and payment obligations under its senior and mezzanine indebtedness, but received forbearance periods from both its senior and mezzanine lenders. HQ Global was unable to restructure its indebtedness during these forbearance periods. Based on these circumstances and other factors, Equity Office determined that its investment in HQ Global was not recoverable and, therefore, recorded a permanent impairment on 100% of its investment. Subsequently, in March 2002 HQ Global filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2001, HQ Global occupied approximately 0.8 million square feet in the Office Properties. The annualized rent, including expense reimbursements, for this space for 2002 is approximately $22.0 million. As of March 2002, we do not know what impact, if any, that the HQ Global Chapter 11 bankruptcy filing will have on their leases with Equity Office.

Equity Office's telecom, technology and advertising related investments and full-service business center joint venture investments have been experiencing operating losses due, in part, to the current economic environment. These investments were considered to be impaired based on their current fair value as compared to the carrying value. The fair value of the investments was based on internally prepared valuations considering current economic conditions. The impairments represent Equity Office's entire investment in the respective assets, except for the internally developed software system, for which the impairment represented approximately one-half of the investment. These investments and the related impairment are reported under the "Corporate and Other" segment for segment reporting purposes.

During 2001, an impairment on assets held for sale of approximately $2.5 million was recognized in connection with the sale of the St. Louis Parking Garage located in St. Louis, Missouri. The property was sold in January 2002. The sales price less costs to sell was less than the carrying amount of the property as of December 31, 2001. Equity Office had a 50% interest in the property and accounted for its investment using the equity method of accounting. Equity Office's share of the net income from the property is included in "Income from Unconsolidated Joint Ventures" and was approximately $1.7 million, $2.0 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 8 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The following is a summary of Equity Office's economic ownership in unconsolidated joint ventures. All of the properties are Office Properties except for the St. Louis parking garages and the entities included in the other category.

Property	Location	Total Rentable Square Feet	Economic Interest(1) as of December 31 2001	Economic Interest(1) as of December 31 2000
One Post Office Square	Boston, MA	765,296	50%	50%
75-101 Federal Street	Boston, MA	813,195	51.61%	51.61%
Rowes Wharf	Boston, MA	344,645	39%	39%
Four Oaks Place (square feet not included in Equity Office portfolio)	Houston, TX	1,753,281	2.55%	2.55%
10 & 30 South Wacker	Chicago, IL	2,003,288	75%	75%
Bank One Center	Indianapolis, IN	1,057,877	25%	25%
Pasadena Towers	Los Angeles, CA	439,366	25%	25%
Promenade II	Atlanta, GA	774,385	50%	50%
Sun Trust Center	Orlando, FL	640,741	25%	25%
Preston Commons	Dallas, TX	418,604	50%	50%
Sterling Plaza	Dallas, TX	302,747	50%	50%
Bank of America Tower	Seattle, WA	1,537,932	50.1%	50.1%
One Post Street	San Francisco, CA	391,450	50%	50%
Key Center	Seattle, WA	472,929	80%	80%
1301 Avenue of the Americas	New York, NY	1,765,694	84.47%	84.47%
Griffin Towers(2)	Orange County, CA	540,966	90%	—
St. Louis parking garages	St. Louis, MO	—	50%	50%
Properties Under Development				
Ferry Building	San Francisco, CA	—	(3)	80%
Foundry Square I, II, and IV	San Francisco, CA	—	(4)	(4)
800-900 Concar	San Mateo, CA	—	80%	80%
San Rafael Corporate Center	San Rafael, CA	157,700	80%	80%
Other				
Wright Runstad Associates LP	—	—	30%	28.5%
Wilson/Equity Office, LLC	—	—	49.9%	49.9%
Regus Equity Business Centers, LLC	—	—	50%	47.5%
HQ Global Workplaces	—	—	50%	—
	Total	14,180,096		

(1) The amounts shown above approximate Equity Office's economic ownership interest for the periods presented. Cash flow from operations, capital transactions and net income are allocated to the joint venture partners in accordance with their respective partnership agreements. Equity Office's share of these items is subject to change based on, among other things, the operations of the Property and the timing and amount of capital transactions. Equity Office's legal ownership may differ.

(2) Griffin Towers was acquired in the Spieker Merger.

(3) In the second quarter 2001 a joint venture between Equity Office, W/EO and other unaffiliated parties leased the Ferry Building from the City and County of San Francisco, through its Port Commission (the "Port"). Under this lease, the Port is paid a stated base rent. In addition, once the lessee has

NOTE 8 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES — (continued)

received from the project a cumulative preferred return of 8% (prior to stabilization) and 11% (after stabilization), then 50% of the proceeds from the operation and ownership of the project are paid to the Port as percentage rent.

The joint venture is redeveloping the Ferry Building in a manner to permit the use of federal rehabilitation tax credits ("Historic Tax Credits"). Since the original members of the developer joint venture could not take full advantage of the Historic Tax Credits, in the fourth quarter 2001, the joint venture admitted a new member who could do so. This investor member will contribute approximately $23.5 million in equity to fund a portion of the total project estimated costs for the project, and will receive a preferred return with an effective annual rate of approximately 3% on its capital investment. The investor member's interest in the joint venture is subject to put/call rights during the sixth and seventh years after the Ferry Building is placed in service. Upon the purchase of the investor member's interest pursuant to the put/call, it is estimated that the joint venture will retain approximately $11 million of the capital contributed by the investor member, based on the formula to determine the purchase price for the investor member's interest and after taking into account the preferred return that will have been paid to the investor member by such time. Through the creation of a master lease, Equity Office's effective ownership percentage in the net cash flow of the Ferry Building project is approximately 80%, after the distribution of the preferred returns.

(4) Foundry Square is a project with three sites currently under development, each of which has a separate joint venture structure. Equity Office's economic interests are approximately 64%, 68%, and 40% for Sites I, II and IV, respectively. Site III is currently held as land available for development.

Combined summarized financial information of the unconsolidated joint ventures is as follows:

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Balance Sheets:		
Real estate, net	$3,135,250	$2,928,225
Other assets	276,322	239,267
Total Assets	$3,411,572	$3,167,492
Mortgage debt	$1,370,025	$1,333,304
Other liabilities	169,987	138,210
Partners' and shareholders' equity	1,871,560	1,695,978
Total Liabilities and Partners' and Shareholders' Equity	$3,411,572	$3,167,492
Equity Office's share of equity	$1,194,441	$1,016,213
Net excess of cost of investments over the net book value of underlying net assets, net of accumulated depreciation of $19,984 and $16,905, respectively	126,686	$ 148,400
Carrying value of investments in unconsolidated joint ventures	$1,321,127	$1,164,613
Equity Office's share of unconsolidated non-recourse mortgage debt	$ 848,944(a)	$ 834,093

NOTE 8 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES — (continued)

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Statements of Operations:			
Revenues	$509,238	$383,526	$119,566
Expenses:			
Interest expense	95,389	74,376	18,787
Depreciation and amortization	86,270	63,376	19,968
Operating expenses	212,202	143,575	44,002
Total expenses	393,861	281,327	82,757
Net income before gain on sale of real estate	115,377	102,199	36,809
Gain on sale of real estate	—	17,915	—
Cumulative effect of a change in accounting principle	(2,279)	—	—
Net income	$113,098	$120,114	$ 36,809
Equity Office's share of:			
Net income	$ 69,203	$ 56,251	$ 13,824
Interest expense and loan cost amortization	$ 63,105	$ 41,947	9,116
Depreciation and amortization (real estate related)	$ 51,021	$ 39,730	$ 15,741

(a) Equity Office's share of the scheduled payments of principal on mortgage debt for each of the next five years and thereafter through maturity as of December 31, 2001 are as follows:

Year	Dollars in thousands
2002	$113,737
2003	5,780
2004	143,887
2005	520,359
2006	50,074
Thereafter	15,107
Total	$848,944

NOTE 9 — MORTGAGE DEBT

Equity Office had outstanding mortgage debt of approximately $2.7 billion and $2.9 billion as of December 31, 2001 and 2000, respectively. The historical cost, net of accumulated depreciation, of encumbered properties at December 31, 2001 and 2000 was approximately $5.6 billion and $6.3 billion, respectively. During the years ended December 31, 2001 and 2000, the following transactions occurred:

	For the years ended December 31,	
	2001	2000
	(Dollars in thousands)	
Balance at beginning of year(1)	$2,933,626	$1,733,297
Assumed through Spieker Merger	47,204	—
Assumed through Cornerstone Merger	—	1,336,148
Repayments/principal amortization	(426,112)	(460,111)
Proceeds from financings	140,000	270,000
Assumed through property acquisitions	—	65,661
Repaid or assumed by buyer upon sale of property	(32,619)	(11,369)
Balance at end of year(1)	$2,662,099	$2,933,626

(1) Excludes net (discount)/premium on mortgage debt of approximately $(11,761) and $(17,825) as of December 31, 2001 and 2000, respectively.

Fixed Interest Rate Mortgage Debt

As of December 31, 2001 and 2000, approximately $2.6 billion and $2.8 billion, respectively, of mortgage debt was at a fixed interest rate. Payments on fixed interest rate mortgage debt are generally due in monthly installments of principal and interest or interest only. As of December 31, 2001 and 2000, the effective interest rates ranged from 6.8% to 8.6% and 6.9% to 8.6%, respectively, and the weighted average effective interest rate was approximately 7.7% and 7.8%, respectively.

Variable Interest Rate Mortgage Debt

As of December 31, 2001 and 2000, approximately $36.0 million and $133.5 million, respectively, of mortgage debt was at variable interest rates based on spreads over LIBOR. Payments on variable interest rate mortgage debt are generally due in monthly installments of principal and interest or interest only. As of December 31, 2001 and 2000, the weighted average variable effective interest rate was approximately 2.6% and 7.7%, respectively.

NOTE 9 — MORTGAGE DEBT — (continued)

Repayment Schedule

Scheduled payments of principal for the next five years and thereafter through maturity as of December 31, 2001 are as follows:

Year	Dollars in thousands
2002	$ 129,523
2003	202,518
2004	447,552
2005	583,372
2006	342,628
Thereafter	956,506
Subtotal	2,662,099
Net discount (net of accumulated amortization of approximately $(5.3) million)	(11,761)
Total	$2,650,338

NOTE 10 — LINE OF CREDIT AND TERM LOAN

EOP Partnership has a $1.0 billion revolving credit facility that was obtained in May 2000. The line of credit bears interest at LIBOR plus 60 basis points and matures on June 19, 2003. There is also an annual facility fee of $2.0 million payable quarterly. In addition, a competitive bid option, whereby the lenders participating in the credit facility bid on the interest to be charged, is available for up to $350 million of the borrowings under the credit facility. Agreements or instruments relating to the line of credit contain certain financial restrictions and requirements described below. As of December 31, 2001, Equity Office was in compliance with each of these financial restrictions and requirements.

Set forth below are the financial restrictions and requirements that EOP Partnership is subject to under the line of credit agreement:

- total liabilities to total asset value may not exceed 0.55:1 at any time;
- earnings before interest, taxes, depreciation and amortization to interest expense may not be less than 2.00:1;
- cash flow to fixed charges may not be less than 1.5:1;
- secured debt to total asset value may not exceed 0.40:1;
- unsecured debt to unencumbered asset value may not exceed 0.55:1;
- unencumbered net operating income to unsecured debt service may not be less than 2.0:1;
- consolidated tangible net worth may not be less than the sum of $7.8 billion and 70% of all net offering proceeds received by Equity Office or EOP Partnership after February 29, 2000;
- we may not pay any distributions on Common Shares and Units in excess of 90% of annual FFO; and
- our investments in unimproved assets, interests in taxable REIT subsidiaries, developments, unconsolidated joint ventures, mortgages and securities in the aggregates, may not exceed 25% of our total asset value.

Prior to the closing of the Spieker Merger on July 2, 2001, Equity Office obtained a $1.0 billion bridge term facility to finance a portion of the cash portion of the Spieker Merger. This $1.0 billion bridge term

NOTE 10 — LINES OF CREDIT AND TERM LOANS — (continued)

facility had a term of 364 days and an interest rate based on LIBOR plus 80 basis points. The $1.0 billion bridge loan facility was repaid and terminated on July 18, 2001 with proceeds from $1.4 billion unsecured note offering.

NOTE 11 — UNSECURED NOTES

The following notes were outstanding as of December 31, 2001:

Original Term (in years)	Coupon/ Stated Rate	All - in Effective Rate(a)	Face Amount	Maturity Date
			(Dollars in thousands)	
Fixed interest rate:				
3(b)	6.38%	6.62%	$ 200,000	1/15/02
4(b)	6.38%	6.30%	250,000	2/15/02
7	6.95%	5.37%	110,000	12/15/02
5	6.38%	6.76%	300,000	2/15/03
3	7.38%	7.55%	400,000	11/15/03
5	6.50%	6.71%	300,000	1/15/04
5	6.80%	6.10%	200,000	5/01/04
7	7.24%	7.26%	30,000	9/01/04
9	6.90%	6.27%	100,000	12/15/04
8	6.88%	6.40%	125,000	2/01/05
7	6.63%	5.89%	100,000	2/15/05
7	8.00%	6.49%	100,000	7/19/05
8	7.36%	7.69%	50,000	9/1/05
6	8.38%	8.59%	500,000	3/15/06
9	7.44%	7.74%	50,000	9/1/06
10	7.13%	6.74%	100,000	12/1/06
9	7.00%	6.80%	1,500	2/02/07
9	6.88%	6.83%	25,000	4/30/07
9	6.76%	6.76%	300,000	6/15/07
10	7.41%	7.70%	50,000	9/01/07
7	7.75%	7.91%	600,000	11/15/07
10	6.75%	6.97%	150,000	1/15/08
10	6.75%	7.01%	300,000	2/15/08
8(c)	7.25%	7.64%	325,000	11/15/08
10	6.80%	6.94%	500,000	1/15/09
10	7.25%	7.14%	200,000	5/01/09
11	7.13%	6.97%	150,000	7/01/09
10	8.10%	8.22%	360,000	8/01/10
10	7.65%	7.20%	200,000	12/15/10
10	7.00%	6.86%	833,000	7/15/11
20	7.88%	8.08%	25,000	12/01/16
20	7.35%	8.08%	200,000	12/01/17
20	7.25%	7.54%	250,000	2/15/18
30	7.50%	8.24%	150,000	10/01/27
30	7.25%	7.31%	225,000	6/15/28

NOTE 11 — UNSECURED NOTES — (continued)

Original Term (in years)	Coupon/ Stated Rate	All – in Effective Rate(a)	Face Amount	Maturity Date
			(Dollars in thousands)	
30	7.50%	7.55%	200,000	4/19/29
30	7.88%	7.94%	300,000	7/15/31
Weighted Average/Subtotal	7.22%	7.25%	8,259,500	
Variable-interest rate(d)				
6	6.50%	4.44%	150,000	6/15/04
6	6.50%	4.41%	100,000	6/15/04
7	6.63%	3.41%	300,000	2/15/05
10	7.00%	2.62%	267,000	7/15/11
Weighted Average/Subtotal	6.71%	3.46%	817,000	
Weighted Average/Subtotal	7.17%	6.91%	9,076,500	
Net premium (net of accumulated amortization of approximately $3.0 million)			17,487	
Total			$9,093,987	

(a) Includes the cost of terminated interest rate protection and swap agreements, offering and transaction costs and premiums and discounts on certain unsecured notes.

(b) These notes were repaid upon maturity.

(c) The notes are exchangeable into Common Shares at an exchange rate of $34.00 per share. If the closing price at the time a holder exercises its exchange right is less than the exchange price of $34.00, the holder will receive, in lieu of Common Shares, cash in an amount equal to 97% of the product of the number of Common Shares into which the principal amount of notes subject to such exercise would otherwise be exchangeable and the current market price per Common Share.

(d) As of December 31, 2001, $817 million of unsecured notes were converted to a variable interest rate based on a spread over the 6-month LIBOR rate through several interest rate swap arrangements. In accordance with FAS 133 the interest rate swap agreements and the respective unsecured notes are reflected at market value. Any market adjustment on the swap agreements will be reflected in other assets or other liabilities, and the corresponding market adjustment on the unsecured notes will be reflected as either a discount or premium on unsecured notes. Because the swap agreements are considered a perfectly effective fair value hedge, there will be no effect on net income from the mark-to-market adjustment.

EOP Partnership previously filed a shelf registration statement, which was declared effective by the Securities and Exchange Commission ("SEC") on August 31, 2000, relating to the issuance from time to time of up to $2.0 billion of unsecured debt securities and warrants exercisable for debt securities in amounts, at initial prices and on terms to be determined at the time of the offering. In November 2000, EOP Partnership issued $1.0 billion of unsecured notes under this registration statement.

EOP Partnership and Equity Office filed a shelf registration statement, which was declared effective by the SEC on July 19, 2001, relating to the issuance from time to time of up to an additional $3.0 billion of unsecured debt securities of EOP Partnership and warrants exercisable for debt securities in amounts, at initial prices and on terms to be determined at the time of the offering plus up to $4.0 billion of guarantees by Equity Office. The $1.0 billion unused portion of the August 2000 registration statement was also added to the June 2001 registration statement. In July 2001, EOP Partnership issued $1.4 billion of unsecured notes under this

NOTE 11 — UNSECURED NOTES — (continued)

registration statement, all of which was guaranteed by Equity Office. In February 2002, EOP Partnership issued an additional $500 million of unsecured notes under the June 2001 registration statement, all of which were also guaranteed by Equity Office. As a result of these issuances, $2.1 billion of unsecured debt securities and related guarantees remain available for issuance under the June 2001 shelf registration statement.

Restrictions and Covenants

The indentures relating to the unsecured notes contain certain financial restrictions and requirements described below. As of December 31, 2001, EOP Partnership was in compliance with each of these financial restrictions and requirements.

- debt to adjusted total assets may not exceed 0.60:1
- secured debt to adjusted total assets may not exceed 0.40:1
- consolidated income available for debt service to annual debt service charge may not be less than 1.50:1; and
- total unencumbered assets to unsecured debt may not be less than 1.50:1.

NOTE 12 — MINORITY INTERESTS IN PARTIALLY OWNED PROPERTIES

Although the financial condition and results of operations of the following Properties are consolidated, there are unaffiliated parties that own an interest in these Properties. These Properties are consolidated since Equity Office owns at least 50% of the respective ownership entities and controls the major decisions regarding the respective Properties. All of the Properties are Office Properties except for Fremont Bayside, an Industrial Property. Equity Office's legal ownership of each Property and its economic interest in each Property is substantially the same.

The amounts shown below approximate Equity Office's economic ownership interest for the period presented. Cash flow from operations, capital transactions and net income are allocated to the minority interests in accordance with their respective partnership agreements. Equity Office's share of these items is subject to change based on, among other things, the operations of the Property and the timing and amount of capital transactions.

NOTE 12 — MINORITY INTERESTS IN PARTIALLY OWNED PROPERTIES — (continued)

Office Property	Location	Total Rentable Square Feet	Economic Interest as of December 31, 2001	Economic Interest as of December 31, 2000
Plaza at La Jolla Village	San Diego, CA	635,419	66.7%	66.7%
Park Avenue Tower	New York, NY	568,060	94.0%	94.0%
850 Third Avenue	New York, NY	568,867	94.0%	94.0%
222 Berkley Street	Boston , MA	519,608	91.5%	91.5%
500 Boylston Street	Boston, MA	706,864	91.5%	91.5%
120 Montgomery(1)	San Francisco, CA	420,310	100.0%	66.7%
Washington Mutual Tower	Seattle, WA	1,211,182	75.0%	75.0%
Norwest Center	San Antonio, TX	1,117,439	75.0%	75.0%
Waters Edge Phase I(2)	Los Angeles, CA	—	87.5%	—
2951 28th Street(3)	Santa Monica, CA	85,000	98.0%	—
Fremont Bayside(3)	Oakland, CA	103,920	90.0%	—
Total		5,936,669		

(1) Equity Office acquired the remaining 33% interest in April 2001.

(2) This property is currently under development.

(3) Acquired in the Spieker Merger.

Equity Office has additional Properties that are partially owned by unaffiliated parties where Equity Office's approximate economic ownership is 100%.

NOTE 13 — REDEEMABLE COMMON SHARES

As of December 31, 2000, 1,717,844 redeemable Common Shares were outstanding which related to Common Shares subject to a put option agreement entered into with an affiliate of the Wright Runstad & Company in connection with the acquisition of certain Properties in December 1997. In September 2001, Equity Office paid approximately $1.4 million in settlement of this put option. Equity Office previously recognized approximately $4.1 million as a total potential payment for the put option exercise between the period from August 1999 to August 2000. The difference of approximately $2.7 million between the $4.1 million previously recognized and the $1.4 million actually paid was recognized as a put option settlement.

NOTE 14 — SHAREHOLDERS' EQUITY

Common Shares

The following table presents the changes in the issued and outstanding Common Shares since January 1, 2000 (excluding 56,490,302 Units and 42,060,891 Units outstanding at December 31, 2001 and 2000,

NOTE 14 — SHAREHOLDERS' EQUITY — (continued)

respectively, which are convertible into Common Shares on a one-for-one basis, or the cash equivalent thereof, subject to certain restrictions):

	For the years ended December 31,	
	2001	2000
Outstanding at January 1,	305,248,752	249,864,590
Common Shares issued in the Spieker Merger	101,520,398	—
Common Shares issued in the Cornerstone Merger	—	51,168,041
Share options exercised	3,282,003	3,592,769
Units redeemed for Common Shares	2,172,016	4,825,210
Conversion of redeemable Common Shares	1,717,844	—
Restricted shares and share awards issued/cancelled, net	558,666	528,300
Common Shares issued through the Dividend Reinvestment Program	34,989	4,695
Redemption of Series B Preferred Shares into Common Shares	14,005	—
Common Shares issued for payment of Board of Trustees fees	—	7,647
Repurchases(1)	—	(4,742,500)
Outstanding at December 31,	414,548,673	305,248,752

(1) Pursuant to a previously enacted share repurchase plan, 4,742,500 Common Shares were repurchased and retired between January and February 2000 at an average share price of $25.27, for approximately $119.8 million in the aggregate. In February 2000, Equity Office suspended its share repurchase plan in anticipation of the Cornerstone Merger.

Distributions

Distributions are declared and paid quarterly to Common Share holders as of the record dates of each declaration. The current quarterly distribution is $0.50 per Common Share. For the years ended December 31, 2001, 2000 and 1999, the per share distributions were $1.90, $1.74 and $1.58, respectively.

Preferred Shares

Listed below is a summary of Equity Office's preferred shares. The preferred shareholders are entitled to receive, when and as authorized by the Board of Trustees of Equity Office, cumulative preferential cash distributions. Equity Office may redeem the preferred shares at certain dates in whole or in part at a cash redemption price equal to the redemption preference plus all accrued unpaid dividends to the date fixed for redemption.

Series	Annual Distribution Rate	Liquidation Preference Per Share	Current Balance Outstanding (Dollars in thousands)	Quarterly Distribution Amount Per Share	Distribution Frequency	Equity Office's Voluntary Redemption Date	Maturity Date
A	8.98%	$25.00	$199,850	$ .56125	Quarterly	on or after 6/15/2002	Perpetual
B(1)	5.25%	50.00	299,500	.65625	Quarterly	2/15/2003 through 2/15/2008	2/15/08
C	8.625%	25.00	114,073	.5390625	Quarterly	on or after 12/8/2003	Perpetual
D(2)	—	—	—	—	Quarterly	—	
E(2)	7.875%	25.00	150,000	.4921875	Quarterly	on or after 10/10/2002	Perpetual
F(2)	8.0%	25.00	100,000	.50	Quarterly	on or after 6/4/2003	Perpetual

NOTE 14 — SHAREHOLDERS' EQUITY — (continued)

The annual per share distributions are as follows:

	Distributions per share For the years ended December 31,		
	2001	2000	1999
Series A	$ 2.245	$ 2.245	$ 2.245
Series B	$ 2.625	$ 2.625	$ 2.625
Series C	$ 2.15625	$2.15625	$2.15625
Series D(2)	$0.8728125	—	—
Series E	$ 0.984375	—	—
Series F	$ 1.00	—	—

(1) The Series B Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $35.70 per share. These shares are non-callable for five years with a mandatory call on February 15, 2008.

(2) The Series D, E and F preferred shares were issued in connection with the Spieker Merger. In November 2001, Equity Office redeemed all of its 4,250,000 outstanding 9.45% Cumulative Redeemable Series D Preferred Shares at a redemption price of $25.00 per share, plus accrued and unpaid distributions for the period from October 1, 2001 to the redemption date of $0.2821875 per share, or an aggregate redemption price of approximately $107.4 million.

In March 2001, a holder of 10,000 Series B Preferred Shares exercised its right to convert its Series B Preferred Shares into 14,005 Common Shares.

In January 2000, Equity Office repurchased 6,000 Series A Cumulative Redeemable Preferred Shares and 37,100 Series C Cumulative Redeemable Preferred Shares at an average share price of $20.66 for approximately $0.9 million in the aggregate and the shares were retired. The difference between the share repurchase amount and the carrying amount of the preferred shares was classified as a preferred distribution in the consolidated statement of operations for the year ended December 31, 2000.

NOTE 15 — FUTURE MINIMUM RENTS

Future minimum rental receipts due on noncancelable operating leases at the Office Properties and Industrial Properties as of December 31, 2001 were as follows:

Year	Dollars in thousands
2002	$ 2,634,672
2003	2,367,972
2004	2,050,712
2005	1,714,897
2006	1,338,228
Thereafter	4,321,143
Total	$14,427,624

Equity Office is subject to the usual business risks associated with the collection of the above scheduled rents. The future minimum rental receipts due on noncancelable operating leases from Equity Office's investment in unconsolidated joint ventures are not included in the above schedule.

NOTE 16 — FUTURE MINIMUM LEASE PAYMENTS

Certain Office Properties and Industrial Properties are subject to ground leases. Certain of these leases are subject to rental increases based upon the appraised value of the Property at specified dates or certain financial calculations based on the operations of the respective Property. Future minimum lease obligations under these noncancelable leases as of December 31, 2001 were as follows:

Year	Dollars in thousands
2002	$ 18,954
2003	18,971
2004	16,472
2005	16,114
2006	15,844
Thereafter	1,005,652
Total	$1,092,007

Rental expense for the years ended December 31, 2001, 2000 and 1999 was approximately $19.9 million, $12.8 million and $10.6 million, respectively.

NOTE 17 — EXTRAORDINARY ITEMS

The $10.4 million extraordinary loss in 2001 consisted of a $5.0 million prepayment penalty and the write-off of approximately $4.4 million of unamortized mark-to-market adjustments relating to the prepayment of $185 million of mortgage debt (see "Note 22 — Related Party Transactions, subfootnote (1)", for a discussion of the involvement of certain related parties in this transaction) and the repayment of approximately $32.6 million of mortgage debt on parking facilities sold. The remaining $1.0 million related to costs on certain Office Properties located in Seattle, Washington as a result of the earthquake in February 2001. The extraordinary loss of approximately $1.8 million and $10.5 million in 2000 and 1999, respectively, related to the write-off of unamortized deferred loan costs and unamortized discounts and premiums and pre-payment penalties related to the early extinguishment of debt in those years.

NOTE 18 — EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share and common share equivalent:

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share data)		
Numerator:			
Net income available for Common Shares before net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$ 493,650	$ 392,198	$ 332,979
Net gain on sales of real estate (excluding allocation to minority interests of $1,473 for the year ended December 31, 2000)	81,662	34,540	59,661
Extraordinary items	(10,374)	(1,802)	(10,548)
Cumulative effect of a change in accounting principle	(1,142)	—	—
Numerator for basic earnings per share — net income available for Common Shares	563,796	424,936	382,092
Net income allocated to minority interests in EOP Partnership	76,249	59,376	48,172
Numerator for diluted earnings per share — net income available for Common Shares and common share equivalents	$ 640,045	$ 484,312	$ 430,264

NOTE 18 — EARNINGS PER SHARE — (continued)

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share data)		
Denominator:			
Denominator for net income available per weighted average Common Share outstanding — basic	360,026,097	277,186,733	256,045,895
Effect of dilutive securities:			
Redemption of Units for Common Shares	48,893,485	38,880,961	32,280,652
Share options, put options and restricted shares	3,067,315	2,929,713	2,830,657
Common Share equivalents	51,960,800	41,810,674	35,111,309
Denominator for net income available per weighted average Common Share and Common Share equivalent outstanding — diluted	411,986,897	318,997,407	291,157,204
Net Income available per weighted average Common Share outstanding — basic:			
Net income before net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle, net of minority interests	$ 1.40	$ 1.43	$ 1.32
Net gain on sales of real estate, net of minority interests	0.20	0.11	0.21
Extraordinary items, net of minority interests	(0.03)	(0.01)	(0.04)
Cumulative effect of a change in accounting principle, net of minority interests	—	—	—
Net income available per weighted average Common Share outstanding — basic	$ 1.57	$ 1.53	$ 1.49
Net Income available per weighted average Common Share and Common Share equivalent outstanding — diluted:			
Net income before net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$ 1.38	$ 1.42	$ 1.31
Net gain on sales of real estate	0.20	0.11	0.20
Extraordinary items	(0.03)	(0.01)	(0.03)
Cumulative effect of a change in accounting principle	—	—	—
Net income available per weighted average Common Share and Common Share equivalent outstanding — diluted	$ 1.55	$ 1.52	$ 1.48

The following securities were not included in the computation of diluted earnings per Common Share and common share equivalent since they would have an antidilutive effect:

Antidilutive Securities	Weighted Average Exercise Price	For the year ended December 31, 2001	2000	1999
Share options	$30.350	4,849,148	—	—
Share options	$30.250	—	3,019,089	—
Share options	$30.040	—	—	3,435,762
Series B Preferred Shares	$35.700	5,990,000	6,000,000	6,000,000
Warrants	$39.375	5,000,000	5,000,000	5,000,000
Total		15,839,148	14,019,089	14,435,762

For additional disclosures regarding employee share options and restricted shares, see Note 23—Share Option Plan and Share Award Plan.

NOTE 19 — SEGMENT INFORMATION

As discussed in Note 1, Equity Office's primary business is the ownership and operation of Office Properties. Management operates each Office Property as an individual operating segment and has aggregated these operating segments into a single operating segment for financial reporting purposes due to the fact that the individual operating segments have similar economic characteristics. Equity Office's long-term tenants are in a variety of businesses, and no single tenant is significant to Equity Office's business. The property operating revenues generated at the "Corporate and Other" segment consists of revenues earned by the Industrial Properties and the stand-alone parking facilities. The "Other revenues" generated at the "Corporate and Other" segment consist primarily of fee income from the management of office properties owned by third parties and interest and dividend income on various investments.

	For the year ended December 31, 2001		
	Office Properties	Corporate and Other	Consolidated
	(Dollars in thousands)		
Property operating revenues	$ 3,023,295	$ 51,536	$ 3,074,831
Property operating expenses	(975,975)	(10,658)	(986,633)
Net operating income	2,047,320	40,878	2,088,198
Adjustments to arrive at net income:			
Other revenues	3,713	51,604	55,317
Interest expense(1)	(197,624)	(530,627)	(728,251)
Depreciation and amortization	(556,730)	(24,110)	(580,840)
Ground rent	(16,928)	—	(16,928)
General and administrative	(10)	(109,662)	(109,672)
Impairment on securities and other investments	—	(132,684)	(132,684)
Impairment on assets held for sale	—	(2,536)	(2,536)
Total adjustments to arrive at net income	(767,579)	(748,015)	(1,515,594)
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and change in accounting principle	1,279,741	(707,137)	572,604
Income taxes	(1,876)	(6,961)	(8,837)
Minority interests	(8,685)	(76,249)	(84,934)
Income from investment in unconsolidated joint ventures	67,216	1,987	69,203
Net gain on sales of real estate and extraordinary items	12,623	58,665	71,288
Cumulative effect of change in accounting principle	(1,142)	—	(1,142)
Net income	$ 1,347,877	$ (729,695)	$ 618,182
Investment in unconsolidated joint ventures	$ 1,239,608	$ 81,519	$ 1,321,127
Capital and tenant improvements	$ 325,215	$ 34,850	$ 360,065
Total Assets	$24,695,702	$1,112,720	$25,808,422

NOTE 19 — SEGMENT INFORMATION — (continued)

	For the year ended December 31, 2000		
	Office Properties	Corporate and Other	Consolidated
	(Dollars in thousands)		
Property operating revenues	$ 2,190,903	$ 26,243	$ 2,217,146
Property operating expenses	(746,217)	(7,778)	(753,995)
Net operating income	1,444,686	18,465	1,463,151
Adjustments to arrive at net income:			
Other revenues	3,615	43,482	47,097
Interest expense(1)	(166,730)	(359,057)	(525,787)
Depreciation and amortization	(415,531)	(20,886)	(436,417)
Ground rent	(9,994)	(18)	(10,012)
General and administrative	(177)	(88,519)	(88,696)
Total adjustments to arrive at net income	(588,817)	(424,998)	(1,013,815)
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items	855,869	(406,533)	449,336
Income taxes	(1,696)	(1,023)	(2,719)
Minority interests	(5,385)	(60,834)	(66,219)
Income from investment in unconsolidated joint ventures	53,189	3,062	56,251
Net gain on sales of real estate and extraordinary items	13,049	21,162	34,211
Net income	$ 915,026	$(444,166)	$ 470,860
Investment in unconsolidated joint ventures	$ 1,104,525	$ 60,088	$ 1,164,613
Capital and tenant improvements	$ 270,259	$ 23,452	$ 293,711
Total Assets	$18,182,977	$ 611,276	$18,794,253

NOTE 19 — SEGMENT INFORMATION — (continued)

	For the year ended December 31, 1999		
	Office Properties	Corporate and Other	Consolidated
	(Dollars in thousands)		
Property operating revenues	$1,881,820	$ 37,236	$1,919,056
Property operating expenses	(654,971)	(7,905)	(662,876)
Net operating income	1,226,849	29,331	1,256,180
Adjustments to arrive at net income:			
Other revenues	5,282	17,905	23,187
Interest expense(1)	(129,021)	(284,974)	(413,995)
Depreciation and amortization	(345,458)	(13,531)	(358,989)
Ground rent	(6,836)	(51)	(6,887)
General and administrative	(181)	(80,090)	(80,271)
Total adjustments to arrive at net income	(476,214)	(360,741)	(836,955)
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items	750,635	(331,410)	419,225
Income taxes	(234)	(422)	(656)
Minority interests	(1,518)	(48,635)	(50,153)
Income from investment in unconsolidated joint ventures	11,779	2,045	13,824
Net gain on sales of real estate and extraordinary items	49,343	(230)	49,113
Net income	$ 810,005	$(378,652)	$ 431,353
Capital and tenant improvements	$ 267,637	$ 29,859	$ 297,496

(1) Interest expense for the Office Properties does not include allocation of interest expense on the unsecured notes or the line of credit.

NOTE 20 — PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)

The pro forma data presented below are included to illustrate the effect on Equity Office's operations as a result of the Spieker Merger and the $1.4 billion unsecured notes offering that occurred in July 2001 as if they had happened on January 1, 2000. The pro forma condensed combined statements of operations have been prepared by management of Equity Office and do not purport to be indicative of the results which actually would have been obtained had the Spieker Merger and such notes offering been completed on January 1, 2000 or which may be obtained in the future.

	For the years ended December 31,	
	2001	2000
	(Dollars in thousands, except per share data)	
Total revenues	$3,571,100	$3,033,656
Net income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle available for Common Shares(a)	$ 647,900	$ 693,224
Net income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle per weighted average Common Share outstanding — basic	$ 1.57	$ 1.83
Weighted average Common Shares outstanding — basic	412,148	379,779
Net income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle per weighted average Common Share and Common Share equivalents outstanding — diluted	$ 1.56	$ 1.81
Weighted average Common Shares and Common Share equivalents outstanding — diluted	472,764	438,876

(a) Included in these amounts is approximately $133.6 million and $176.1 million of net gains on sales of real estate for the years ended December 31, 2001 and 2000, respectively.

NOTE 21 — QUARTERLY DATA (UNAUDITED)

Quarterly data for the last two years are presented in the tables below:

	For the three months ended			
	12/31/01	9/30/01	6/30/01	3/31/01
	(Dollars in thousands, except per share data)			
Total Revenues	$ 901,380	$ 893,655	$ 668,897	$ 666,216
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$ 80,209	$ 217,082	$ 136,805	$ 138,508
Extraordinary items	$ (10,374)	$ —	$ —	$ —
Cumulative effect of a change in accounting principle	$ —	$ —	$ —	$ (1,142)
Net income	$ 134,892	$ 217,371	$ 134,179	$ 131,740
Net income available for Common Shares	$ 117,862	$ 201,776	$ 123,302	$ 120,856
Net income available per weighted average Common Share outstanding — basic	$ 0.29	$ 0.49	$ 0.40	$ 0.39
Net income available per weighted average Common Share and common share equivalent outstanding — diluted	$ 0.28	$ 0.49	$ 0.40	$ 0.39
Weighted average Common Shares outstanding — basic	412,802,827	410,524,016	308,375,083	306,971,084
Weighted average Common Shares and common share equivalents outstanding — diluted	472,169,227	471,009,101	351,519,782	351,400,853

NOTE 21 — QUARTERLY DATA (UNAUDITED) — (continued)

	For the three months ended			
	12/31/00	9/30/00	6/30/00	3/31/00
	(Dollars in thousands, except per share data)			
Total Revenues	$ 657,215	$ 641,301	$ 496,852	$ 468,875
Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items	$ 122,115	$ 119,957	$ 105,539	$ 101,725
Extraordinary items	$ (927)	$ —	$ (264)	$ (611)
Net income	$ 116,309	$ 114,968	$ 136,248	$ 103,335
Net income available for Common Shares	$ 105,425	$ 103,569	$ 124,334	$ 91,608
Net income available per weighted average Common Share outstanding — basic	$ 0.35	$ 0.34	$ 0.49	$ 0.37
Net income available per weighted average Common Share and Common Share equivalent outstanding — diluted	$ 0.35	$ 0.34	$ 0.48	$ 0.37
Weighted average Common Shares outstanding — basic	304,718,883	301,594,208	254,186,184	247,695,287
Weighted average Common Shares and Common Share equivalents outstanding — diluted	350,738,516	349,494,261	291,674,501	283,568,648

NOTE 22 — RELATED PARTY TRANSACTIONS

Related parties provide various services to Equity Office. Fees and reimbursements paid to related parties for the years ended December 31, 2001, 2000 and 1999 were as follows (there was approximately $0.1 million and $0 payable to related parties as of December 31, 2001 and 2000, respectively):

	Paid in years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Interest and prepayment penalty on mortgage notes(1)	$22,256	$ 7,183	$ —
Development fees(2)	11,255	3,770	—
Office rent(3)	2,964	2,601	2,820
Development, management and leasing fees(4)	—	8,090	5,102
Insurance reimbursements and brokerage fees(5)	—	—	3,494
Legal fees and expenses (6)	—	—	2,330
Administrative, accounting and consulting services(7)	—	—	715
Total	$36,475	$21,644	$14,461

(1) In connection with the Cornerstone Merger, $250 million of mortgage debt was assumed on certain properties payable to Stichting Pensioenfonds Voor de Gezondheid, Geestelijke en Maatcschappellijke Belangen ("PGGM"), of which Jan H.W.R. van der Vlist, a trustee of Equity Office, is a director of real estate. In October 2000, Equity Office repaid $65 million of mortgage debt encumbering one of the Properties, TransPotomac Plaza 5, upon its maturity. In 2001, the remaining $185 million of mortgage debt encumbering several properties was prepaid. As a result of the prepayment, Equity Office paid a $5.0 million prepayment penalty to PGGM.

(2) Equity Office and Wilson Investors ("WI") entered into a joint venture agreement to form Wilson/Equity Office, LLC ("W/EO") for the purpose of developing, constructing, leasing and managing developments in northern California. W/EO is owned 49.9% by Equity Office and 50.1% by WI. William Wilson III, a trustee of Equity Office, through his ownership of WI, owns approximately 22% of W/EO (and approximately 30% of any promote to which WI is entitled under the joint venture agreement). Equity Office has agreed to loan up to $25 million to WI for its required contribution to W/EO at a 15% return per annum. The current outstanding balance of this loan as of December 31, 2001 is approximately $12.0 million of principal and $2.0 million of accrued interest. Equity Office's investment in W/EO as of December 31, 2001 is approximately $32.3 million, which includes an allocation of 2001 income of approximately $0.2 million. In 2000, Equity Office was allocated a net loss of approximately $0.7 million on its investment in W/EO.

Equity Office has created or anticipates creating joint ventures with W/EO, certain of which include unaffiliated parties, for the purpose of developing office properties. The total square footage that may be developed is approximately 1.7 million and the total projected estimated cost, including Equity Office's, WI's and any unaffiliated party's share, to complete the developments is approximately $600.7 million. Equity Office's share of the cost incurred to date for the properties under development with W/EO is approximately $165.9 million. William Wilson III did not, in his capacity as trustee, approve the foregoing arrangements with Equity Office.

(3) Equity Office leases office space at Two North Riverside Plaza, Chicago, Illinois from Two North Riverside Joint Venture, a partnership composed of trusts established for the benefit of the families of Samuel Zell and Robert Lurie, a deceased former business partner of Mr. Zell. Mr. Zell is the Chairman of the Board of Equity Office. Equity Office paid approximately $3.0 million, $2.6 million and $2.8 million during 2001, 2000 and 1999, respectively, to Two North Riverside Plaza Joint Venture and its affiliates for such office space.

NOTE 22 — RELATED PARTY TRANSACTIONS — (continued)

(4) H. Jon Runstad, a former trustee who resigned in July 2000, is a principal of Wright Runstad & Company, the general partner of Wright Runstad Associates Limited Partnership ("WRALP"), which provides property management, leasing and development services. Equity Office owns a 30% limited partnership interest in WRALP. During 2000 and 1999, Equity Office received distributions of approximately $9.7 million and $2.7 million, respectively, from WRALP. Since December 1997, affiliates of WRALP served as the co-property manager with Equity Office and leasing agent for certain Office Properties acquired in December 1997 from WRALP and for several other Office Properties. In addition to the amounts paid above to WRALP for development and management fees, leasing commissions and related expense reimbursements with respect to some of our Properties, an additional $5.0 million and $4.7 million was paid during 2000 and 1999, respectively, to WRALP for the reimbursement of salaries of personnel in connection with such management services.

WRALP owned a 20% interest and Equity Office owned an 80% interest in Sunset North Corporate Campus, a three-building office complex located in Bellevue, Washington. WRALP served as developer of the project. In June 2000, Equity Office acquired the interest held by WRALP at a price based on a formula set forth in the joint venture agreement.

WRALP owns a 20% interest and Equity Office owns an 80% interest in Key Center, an Office Property located in Bellevue, Washington. WRALP served as developer of the project and currently serves as co-property manager with Equity Office and the leasing agent.

In September 2000, Equity Office purchased the World Trade Center East located in Seattle, Washington, from WRALP. WRALP served as the developer of the project.

In accordance with the agreement governing the investment in WRALP, Equity Office agreed to make available to WRALP up to $20.0 million in additional financing or credit support for future development. As of December 31, 2001, no amounts have been funded pursuant to this agreement. However, Equity Office has guaranteed WRALP's line of credit, which has an outstanding balance of approximately $13.5 million as of December 31, 2001.

Wright Runstad & Company leases space in certain Office Properties. The terms of the leases are consistent with terms of unaffiliated tenants' leases. Total rents and other amounts paid by Wright Runstad & Company under its lease were approximately $0.5 million and $0.3 million for the years ended December 31, 2000 and 1999, respectively.

As mentioned above, Mr. Runstad resigned as a trustee of Equity Office in July 2000. Transactions with WRALP after that date are no longer considered related party transactions.

(5) Represents amounts paid to EGI Risk Services, Inc. for reimbursement of property insurance premiums to an affiliated company and fees for risk management services, including reviewing, obtaining and/or researching various insurance policies. EGI Risk Services, Inc. was a wholly owned subsidiary of Equity Group Investments, L.L.C. ("EGI"), of which Mr. Samuel Zell, Equity Office's chairman, is the Chairman of the Board. Effective October 1, 1999, Equity Office no longer utilized the services provided by EGI Risk Services, Inc., and its employees have become employees of Equity Office.

(6) Represents amounts primarily paid to Rosenberg & Liebentritt, P.C., a law firm, for legal fees and expenses incurred in connection with acquisition, corporate and leasing activity. A trustee of Equity Office was a principal of this law firm until September 1, 1997. In 1999, Rosenberg & Liebentritt, P.C. dissolved and, as a result, no longer provides legal services to Equity Office.

(7) During 1999, fees were paid to the EGI for miscellaneous consulting services.

In connection with the Cornerstone Merger, Equity Office paid $5.0 million to John S. Moody to enter into a non-compete agreement. Mr. Moody became a trustee of Equity Office at the time of the Cornerstone Merger and is the former president and chief executive officer of Cornerstone.

Equity Office acquired Palo Alto Square, an Office Property located in Palo Alto, California, on October 1, 1999 from a private investment partnership controlled by Mr. Samuel Zell. The acquisition was funded primarily through the issuance of 1,035,389 Units valued at $23.64 per Unit, for a total of approximately $24.5 million, and the assumption of $53.2 million in debt.

As described in Note 6, Equity Office owns preferred shares of Capital Trust, Inc. Mr. Zell is Chairman of the Board of Capital Trust, Inc.

Access Holdings

Under applicable REIT tax rules in effect before January 1, 2001, certain non-customary services had to be provided by an "independent contractor," and Equity Office was prohibited under the REIT tax rules from deriving any income from the provision of those services. Pursuant to legislation adopted in 1999, effective January 1, 2001, these rules were changed to permit most REITs, including Equity Office, to provide services to tenants through a taxable REIT subsidiary. In addition, under the REIT tax rules in effect, Equity Office was prohibited from owning more that 10% of the voting stock of a corporation. Effective January 1, 2001, a REIT can own without limit voting stock of a corporation that is a taxable REIT subsidiary.

In October 2000, five executive officers of Equity Office organized Access Holdings Company, L.L.C. and on August 2000 organized its sister company, AHC II, L.L.C., which Equity Office refer to collectively as "Access Holdings," to provide or arrange for services for tenants that Equity Office could not provide under the REIT tax rules then in effect and to make certain investments that Equity Office was precluded from making under the REIT rules then in effect. Equity Office made loans totaling approximately $2.3 million in the aggregate at an annual interest rate of 7.0% to certain executive officers of Equity Office to finance their investment in Access Holdings. Of this amount, approximately $0.3 million was used by Access Holdings to purchase the voting interests in various tenant service and management companies owned by affiliates of Mr. Zell and the balance was used to operate Access Holdings. In consideration of the assumption of an outstanding capitalization note in the principal amount of $1.0 million payable by certain affiliates of Mr. Zell to EOP Office Company, Access Holdings also acquired the voting interest in EOP Office Company. EOP Office Company holds various assets, including 109,987 Units, a 10.2% interest in the Sunset North Property and a 30% interest in WRALP.

In connection with the formation of Access Holdings, Equity Office entered into an option agreement with Access Holdings under which Access Holdings granted Equity Office the right on or after January 1, 2001 to acquire its assets, subject to its liabilities. Equity Office also granted to Access Holdings the right to sell its assets to Equity Office for a period of five years from the date of the tax law change. Neither Equity Office nor Access Holdings was obligated to exercise its respective contractual rights, and there was no assurance prior to January 1, 2001 that either would do so. The parties also entered into marketing and cost-sharing agreements pursuant to which Access Holdings paid an affiliate a total of $1.8 million during 2000. In 2001, Equity Office determined that it was in Equity Office's best interests to exercise its option to acquire the assets of Access Holdings and, accordingly, submitted the matter to the Conflicts Committee of Equity Office's Board of Trustees. The Conflicts Committee engaged the services of a third party to perform a valuation analysis of the assets and liabilities of Access Holdings for purposes of calculating the applicable purchase price under the option agreements. That firm delivered its valuation report and, in reliance on such report and on other factors it considered to be relevant, the Conflicts Committee approved the exercise of the option effective as of January 1, 2001 at a purchase price equal to the fair market value of the assets plus the assumption of liabilities and determined the applicable purchase prices under the option agreements to be as follows: (a) $2.3 million for the assets of Access Holdings Company, L.L.C., plus assumption of liabilities of $1.4 million; and (b) $0.2 million for the assets of AHC II Company, L.L.C., plus the assumption of liabilities of $0.1 million. The executive officers of Equity Office repaid their loans from Equity Office, collectively totaling approximately $2.3 million, using a portion of the purchase price paid by Equity Office for the assets of Access Holdings. These executive officers each earned a profit of approximately $52,000 on their investment in Access Holdings.

As a result of these transactions, Equity Office now owns interests through its subsidiaries in several newly organized tenant service entities, interests in certain real properties and minority voting securities of certain former non-controlled subsidiaries engaged in real estate, insurance and management businesses.

Amounts Received from Related Parties

Allied Riser Communications Corporation (a communications services provider of which a private investment entity controlled by Mr. Zell had an investment), Equity Residential Properties Trust and Warren E. Spieker, Jr., a trustee of Equity Office, separately leased office space in certain Office Properties. Total rents and other amounts paid by these related parties under the terms of their respective leases were approximately $1.6 million, $1.2 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Equity Office has entered into third-party management contracts and a licensing agreement to manage and license space at certain Properties owned or controlled by affiliates of Mr. Zell. Income recognized by Equity Office for providing these management services during 2001 was approximately $1.5 million.

In addition, Equity Office provided real estate tax consulting and risk management services to related parties for which it received approximately $1.7 million, $1.4 million and $1.2 million during 2001, 2000 and 1999, respectively.

NOTE 23 — SHARE OPTION PLAN AND SHARE AWARD PLAN

Equity Office has established the 1997 Share Option and Share Award Plan, as amended (the "Employee Plan"). The purpose of the Employee Plan is to attract and retain highly qualified executive officers, trustees, employees and consultants. Through the Employee Plan, certain officers, trustees, employees and consultants of Equity Office are offered the opportunity to acquire Common Shares pursuant to grants of (i) options to purchase Common Shares ("Options") and (ii) Share Awards (defined below). The Employee Plan is administered by the Compensation and Option Committee (the "Compensation Committee"), which is appointed by the Board of Trustees. The Compensation Committee determines those officers, trustees, key employees and consultants to whom, and the time or times at which, grants of Options and Share Awards will be made. The Compensation Committee interprets the Employee Plan, adopts rules relating thereto and determines the terms and provisions of Options. In 2001, 2000, and 1999 the Common Shares subject to Options and Share Awards under the Employee Plan were limited to 23,733,869, 19,433,472 and 19,621,220, respectively. The maximum aggregate number of Common Shares that may be granted for all rights under the Plan may not exceed 6.8% of the outstanding Common Shares, calculated on a fully diluted basis and determined annually on the first day of each calendar year. No more than one-half of the maximum aggregate number of Common Shares shall be granted as Share Awards. To the extent that Options expire unexercised or are terminated, surrendered or canceled, the Common Shares allocated to such Options become available for future grants under the Plan, unless the Plan has terminated. The Employee Plan will terminate at such time all of the unissued Common Shares reserved for the Plan have been issued. The Board of Trustees may at any time amend or terminate the Employee Plan, but termination will not affect Options and Share Awards previously granted. Any Options or Share Awards which vest prior to any such termination will continue to be exercisable by the holder thereof.

The Compensation Committee determines the vesting schedule of each Option and the term, which shall not exceed ten years from the date of the grant. As to the Options that have been granted through December 31, 2001, the vesting schedules range from the entire option grant being exercisable as of the grant date to one-third of the Options being exercisable as of the first anniversary of the grant date, an additional one-third being exercisable as of the second anniversary of the grant date and the remaining one-third being exercisable as of the third anniversary of the grant date. The exercise price for all Options under the Employee

NOTE 23 — SHARE OPTION PLAN AND SHARE AWARD PLAN — (continued)

Plan shall not be less than the fair market value of the underlying Common Shares at the time the Option is granted.

Each member of the Board of Trustees receives an annual grant of an Option to purchase 10,000 Common Shares (other than Mr. van der Vlist, who receives a grant of an equivalent share appreciation right exercisable for cash). If an individual becomes a member of the board other than at an annual meeting, he or she is entitled to a prorated Option grant based upon the number of days until the next annual meeting of shareholders. In addition, the Employee Plan permits the issuance of Share Awards to executive officers, trustees and key employees upon such terms and conditions as are determined by the Compensation Committee in its sole discretion. A share award is an award of Common Shares which (i) may be fully vested upon issuance ("Share Awards") or (ii) may be subject to risk of forfeiture under Section 83 of the Internal Revenue Code ("Restricted Share Award"). Generally, members of the Board of Trustees have been granted Share Awards pursuant to the Employee Plan as payment of their board fees. In each case, the number of Share Awards granted to trustees was equal to the dollar value of the fee divided by the fair market value of the shares on the date the fee would have been paid. Restricted Share Awards were granted to certain officers and employees in 2001, 2000 and 1999. The Restricted Share Awards vest over a five-year period as follows: 50% on the third anniversary of the initial grant date; 25% on the fourth anniversary of the initial grant date; and the remaining 25% on the fifth anniversary of the initial grant date.

Equity Office has elected to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") in the computation of compensation expense. Under APB No. 25's intrinsic value method, compensation expense is determined by computing the excess of the market price of the shares over the exercise price on the measurement date. For Options, there is no intrinsic value on the measurement date (or grant date), and no compensation expense is recognized. Financial Accounting Standards Board No. 123 ("FASB No. 123") requires the disclosure of pro forma net income and net income per share as if a fair value based accounting method had been used in the computation of compensation expense. The fair value of the Options computed under FASB No. 123 would be recognized over the vesting period of the Options. The fair value for Options granted in 2001, 2000, and 1999 was estimated at the time the Options were granted using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000, and 1999, respectively:

Assumptions:	2001	2000	1999
Risk-free interest rate	4.2%	5.1%	6.4%
Dividend yield	6.7%	5.5%	6.8%
Volatility factors of the expected market price of the Common Shares	0.21	0.33	0.19
Weighted average expected life of the Options	5 years	5 years	5 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of trade options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its Options and may not be representative of the effects on reported net income for future years. For purposes of pro forma disclosures, the

NOTE 23 — SHARE OPTION PLAN AND SHARE AWARD PLAN — (continued)

estimated fair value of the Options is amortized to expense during the Options' vesting period. The following is the unaudited pro forma information for the years ended December 31, 2001, 2000 and 1999:

	For the years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Pro forma net income available to Common Shares before net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle	$486,564	$391,331	$330,638
Net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle	70,146	32,738	49,113
Pro forma net income available to Common Shares	$556,710	$424,069	$379,751

	For the years ended December 31,					
	2001		2000		1999	
Earnings per Share	Basic	Diluted	Basic	Diluted	Basic	Diluted
Pro forma net income available to Common Shares before net gain on sales of real estate, extraordinary items and cumulative effect of change in accounting principle	$1.38	$1.36	$1.43	$1.41	$1.29	$1.30
Net gain on sales of real estate, extraordinary items, and cumulative effect of change in accounting principle	.17	.17	.10	.10	.19	.17
Pro forma net income per weighted average Common Share and Common Share equivalents (for diluted) outstanding	$1.55	$1.53	$1.53	$1.51	$1.48	$1.47

The table below summarizes the Option activity of the Employee Plan for the years ended December 31, 2001, 2000 and 1999:

	Common Shares Subject to Options or Awards	Weighted Average Exercise Price Per Common Share
Balance at December 31, 1998	9,432,784	$24.50
Options granted	4,677,971	24.88
Options canceled	(520,314)	24.78
Options exercised	(128,287)	20.90
Balance at December 31, 1999	13,462,154	24.66
Options granted	3,916,460	23.63
Options canceled	(572,114)	24.78
Options exercised	(3,585,129)	22.81
Balance at December 31, 2000	13,221,371	24.82
Options granted	6,785,666	27.26
Options canceled	(438,681)	27.53
Options exercised	(3,282,003)	21.89
Balance at December 31, 2001	16,286,353	$26.41

NOTE 23 — SHARE OPTION PLAN AND SHARE AWARD PLAN — *(continued)*

The following table summarizes information regarding stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at December 31, 2001	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number exercisable at December 31, 2001	Weighted-average exercise price
$12.09 to $19.96....	244,962	6.1	$18.70	244,962	$18.70
$21.00 to $24.62....	7,909,657	7.0	23.02	6,715,282	22.08
$25.06 to $29.06....	598,463	8.0	27.78	407,969	27.83
$29.50 to $29.98....	6,775,871	8.2	29.83	2,004,876	29.50
$30.13 to $33.00....	757,400	6.4	32.64	669,499	32.90
$12.09 to $33.00....	16,286,353	7.5	$26.41	10,042,588	$24.92

As of December 31, 2001, there were 10,042,588 Options at a weighted average exercise price of $24.92 under the Employee Plan that were exercisable and 6,243,765 Options at a weighted average exercise price of $28.81 that were not exercisable. Expiration dates ranged from April 2002 to September 2011. The remaining weighted average contractual life of Options was 7.5 years. The weighted average grant date fair value of Options granted during 2001, 2000 and 1999 was $2.76, $5.63 and $2.91, respectively.

During 2001 and 2000, there were 602,666 and 555,100 restricted shares issued, respectively. The restricted shares vest over three to five years. The restricted shares issued in 2001 and 2000 were, on average, valued at an average of $20.61 and $23.91 per share, respectively, The restricted shares vest 50% on the third anniversary of the grant date, 25% on the fourth anniversary of the grant date and 25% on the fifth anniversary of the grant date. The value of the restricted shares is amortized to compensation expense on a straight-line basis and included in General and Administrative Expense.

NOTE 24 — 401(K) PLAN

The Equity Office Properties Trust Section 401(k) Savings/Retirement Plan (the "401(k) Plan") was established to cover eligible employees of Equity Office and employees of any designated affiliate. The 401(k) Plan permits eligible persons to defer up to 16% of their annual compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. Employees' elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) Plan. Equity Office matches dollar for dollar employee contributions to the 401(k) Plan up to 4% of the employee's annual salary. In addition, Equity Office may elect to make a discretionary profit-sharing contribution. Equity Office incurred expenses of approximately $3.8 million, $3.6 million and $2.9 million in each of the years ended December 31, 2001, 2000 and 1999, respectively, related to the 401(k) Plan.

NOTE 25 — COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk

Equity Office maintains its cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management of Equity Office believes that the risk is not significant.

Environmental

Equity Office, as an owner of real estate, is subject to various environmental laws of federal and local governments. Compliance by Equity Office with existing laws has not had a material adverse effect on Equity Office's financial condition and results of operations, and management does not believe it will have such an impact in the future. However, Equity Office cannot predict the impact of unforeseen environmental

NOTE 25 — COMMITMENTS AND CONTINGENCIES — (continued)

contingencies or new or changed laws or regulations on its current Properties or on properties that it may acquire in the future.

Litigation

Equity Office is not presently subject to material litigation nor, to Equity Office's knowledge, is any litigation threatened against Equity Office, other than routine actions for negligence and other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the liquidity, results of operations, or business or financial condition of Equity Office.

Contingencies

Certain Properties owned in joint ventures with unaffiliated parties have buy/sell options that may be exercised to acquire the other partner's interest by either Equity Office or its joint venture partner if certain conditions are met as set forth in the respective joint venture agreement.

In connection with the acquisition of certain Properties, Equity Office has agreed not to sell such Properties in a taxable transaction for a period of time as defined in their respective agreements or Equity Office may be obligated to make additional payments to the respective sellers.

Insurance

Equity Office has deductible amounts on insurance policies related to property damage, business interruption, workers compensation, auto liability and general liability losses that may be incurred at the Properties. The following summarizes Equity Office deductibles by type of insurance coverage:

Insurance Coverage	Per Occurrence Deductible Limit
Property damage and business interruption	$50,000 for property damage 5% of building value for earthquake
Workers compensation	$250,000
Automobile liability	$250,000
General liability	$500,000

Equity Office places commercial insurance coverage in excess of the per occurrence deductible amounts above, including acts of terrorism. Equity Office's current coverage for terrorist insurance is up to $200 million in the aggregate or per occurrence and excludes nuclear, chemical or biological acts of terrorism. There can be no assurance, however, that insurance coverage for acts of terrorism will be available in the future.

Equity Office carries earthquake insurance on all the Properties, including those in California and Washington, subject to coverage limitations, which Equity Office believes are commercially reasonable. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

Commitments

In accordance with the agreement governing the investment in WRALP, Equity Office agreed, for a period generally continuing until December 31, 2007, to make available to WRALP up to $20.0 million in additional financing or credit support for future development. As of December 31, 2001, no amounts have been funded pursuant to this agreement. However, Equity Office has guaranteed WRALP's line of credit, which has an outstanding balance of approximately $13.5 million as of December 31, 2001. WRALP's current line of credit matures in July 2003.

NOTE 26 — SUBSEQUENT EVENTS

1. In January and February, 2002, Equity Office sold six office properties consisting of approximately 729,348 square feet and a 50% interest in four parking facilities in separate transactions to various unaffiliated parties for approximately $143.1 million.

2. In February 2002, EOP Partnership issued $500 million of unsecured notes due February 2012. These notes are guaranteed by Equity Office. The coupon interest rate of the notes is 6.75% per annum with interest payable semiannually. The effective interest rate, which includes amortization of the discount and other offering costs, is approximately 7.0%. Total cash proceeds, net of selling commissions and other expenses, were approximately $235.9 million. Approximately $260.0 million of the aggregate principal amount of the notes was exchanged for $250 million of the aggregate principal amount of EOP Partnership's outstanding 6.376% MandatOry Par Put Remarketed Securities[SM] due February 15, 2012, which were subject to mandatory redemption and a remarketing agreement. The remaining net proceeds were used to repay the line of credit and for general business purposes, including working capital.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information about Trustees of Equity Office is incorporated by reference from the discussion under Proposal 1 in our Proxy Statement for the 2002 Annual Meeting of Shareholders. The balance of the response to this item is contained in the discussion entitled "Executive and Senior Officers of Equity Office" under Item 1 of Part I of this report.

Item 11. Executive Compensation.

Information about executive compensation is incorporated by reference from the discussion under the heading "Executive Compensation" in our Proxy Statement for the 2002 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information about security ownership of certain beneficial owners and management is incorporated by reference from the discussion under the heading "Common Share and Unit Ownership by Trustees and Executive Officers" in our Proxy Statement for the 2002 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions.

Information about certain relationships and transactions with related parties is incorporated herein by reference from the discussion under the heading "Certain Relationships and Related Transactions" in our Proxy Statement for the 2002 Annual Meeting of Shareholders.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)(1) Financial Statements

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999

Consolidated Statement of Net Comprehensive Income for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2001

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits:

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

(b) Reports on Form 8-K:

Two reports on Form 8-K were filed during the quarter ended December 31, 2001 as follows:

Date of Event	Items Reported/Financial Statements Filed	
October 5, 2001	Item 5.	Other Events
	Item 7.	Financial Statements, Pro Forma Financial Information and Exhibits (furnishing required financial statements for Spieker)
December 20, 2001	Item 5.	Other Events
	Item 7.	Financial Statements and Exhibits

(c) Exhibits:

See Item 14(a)(3) above.

(d) Financial Statement Schedules:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, as of the 28th day of March, 2002.

EQUITY OFFICE PROPERTIES TRUST

By: /s/ TIMOTHY H. CALLAHAN

Timothy H. Callahan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated as of the 28th day of March, 2002.

Signature	Title
/s/ TIMOTHY H. CALLAHAN Timothy H. Callahan	President, Chief Executive Officer and Trustee (principal executive officer)
/s/ RICHARD D. KINCAID Richard D. Kincaid	Executive Vice President, Chief Financial Officer and Chief Operating Officer
/s/ STEPHEN M. BRIGGS Stephen M. Briggs	Senior Vice President — Chief Accounting Officer (principal accounting officer)
/s/ SAMUEL ZELL Samuel Zell	Chairman of the Board of Trustees
/s/ D.J. ANDRE DE BOCK D.J. Andre de Bock	Trustee
/s/ THOMAS E. DOBROWSKI Thomas E. Dobrowski	Trustee
/s/ JOHN A. FOSTER John A. Foster	Trustee
/s/ WILLIAM M. GOODYEAR William M. Goodyear	Trustee
/s/ JAMES D. HARPER, JR. James D. Harper, Jr.	Trustee
/s/ DAVID K. MCKOWN David K. McKown	Trustee

Signature	Title
/s/ JOHN S. MOODY, SR. John S. Moody, Sr.	Trustee
/s/ JERRY M. REINSDORF Jerry M. Reinsdorf	Trustee
/s/ SHELI Z. ROSENBERG Sheli Z. Rosenberg	Trustee
/s/ EDWIN N. SIDMAN Edwin N. Sidman	Trustee
/s/ WARREN E. SPIEKER, JR. Warren E. Spieker, Jr.	Trustee
/s/ JAN H.W.R. VAN DER VLIST Jan H.W.R. van der Vlist	Trustee
/s/ CRAIG G. VOUGHT Craig G. Vought	Trustee
/s/ WILLIAM WILSON III William Wilson III	Trustee

EXHIBIT INDEX

Exhibit No.	Description	Page No.
2.1	Agreement and Plan of Merger, dated February 22, 2001, as amended, by and among Equity Office, EOP Partnership, Spieker and Spieker Partnership (incorporated herein by reference to Annex A to the joint proxy statement/prospectus included in Equity Office's Registration Statement on Form S-4, as amended (SEC File No. 333-57526))	
3.1	Articles of Amendment and Restatement of Declaration of Trust of Equity Office (incorporated herein by reference to Exhibit 3.1 to Equity Office's Registration Statement on Form S-11, as amended (SEC File No. 333-26629))	
3.2*	Articles Supplementary Designating Equity Office 8.98% Series A Cumulative Redeemable Preferred Shares, dated December 15, 1997 and filed with the Maryland State Department of Assessments and Taxation on December 17, 1997	
3.3*	Articles Supplementary Designating Equity Office 5.25% Series B Convertible, Cumulative Preferred Shares, dated February 18, 1998 and filed with the Maryland State Department of Assessments and Taxation on February 19, 1998	
3.4	Articles Supplementary Designating Equity Office 8⅝% Series C Cumulative Redeemable Preferred Shares, dated December 1, 1998, as filed with the Maryland State Department of Assessments and Taxation on December 4, 1998 (incorporated herein by reference to the Exhibit 3.4 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
3.5	Articles Supplementary of Equity Office, dated February 28, 2000 and filed with the Maryland State Department of Assessments and Taxation on March 17, 2000 (incorporated herein by reference to Exhibit 3.5 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1999, as amended)	
3.6	Articles of Amendment to Equity Office's Declaration of Trust relating to amendments to Sections 8.2 and 8.4 (incorporated herein by reference to Exhibit 3.1 to Equity Office's Current Report on Form 8-K filed with the SEC on May 12, 2000)	
3.7	Exhibit A to the Maryland Articles of Merger filed by Equity Office on June 19, 2000 with the Maryland State Department of Assessments and Taxation setting forth amendments to Equity Office's Declaration of Trust effected as part of the merger of Cornerstone with and into Equity Office (incorporated herein by reference to Exhibit 99.4 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2000)	
3.8	Exhibit A to Maryland Articles of Merger filed by Equity Office on July 2, 2001 with the Maryland State Department of Assessments and Taxation setting forth amendments to Equity Office's Declaration of Trust effected as part of the merger of Spieker with and into Equity Office (incorporated herein by reference to Exhibit 99.4 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	

Exhibit No.	Description	Page No.
3.9	Articles Supplementary Designating Equity Office Series D Cumulative Redeemable Preferred Shares, dated July 2, 2001 and filed with the Maryland State Department of Assessments and Taxation on July 2, 2001 (incorporated herein by reference to Exhibit 99.5 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
3.10	Articles Supplementary Designating Equity Office Series E Cumulative Redeemable Preferred Shares, dated July 2, 2001 and filed with the Maryland State Department of Assessments and Taxation on July 2, 2001 (incorporated herein by reference to Exhibit 99.6 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
3.11	Articles Supplementary Designating Equity Office Series F Cumulative Redeemable Preferred Shares, dated July 2, 2001 and filed with the Maryland State Department of Assessments and Taxation on July 2, 2001 (incorporated herein by reference to Exhibit 99.7 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
3.12	Amended and Restated Bylaws of Equity Office (incorporated herein by reference to Exhibit 3.8 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
3.13	Amendment No. 1 to Amended and Restated Bylaws of Equity Office (incorporated herein by reference to Exhibit 3.13 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)	
3.14	Amendment No. 2 to Amended and Restated Bylaws of Equity Office (incorporated herein by reference to Exhibit 99.4 to Equity Office's Current Report on 8-K filed with the SEC on December 20, 2001)	
4.1*	Indenture, dated as of September 2, 1997, between EOP Partnership and State Street Bank and Trust Company	
4.2*	First Supplemental Indenture, dated as of February 9, 1998, between EOP Partnership and State Street Bank and Trust Company	
4.3*	$200,000,000 6.375% Note due 2003. A $100,000,000 6.375% Note due 2003, identical in all material respects other than principal amount to the Note filed as Exhibit 4.3 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, has not been filed.	
4.4*	$200,000,000 6.625% Note due 2005. Another $200,000,000 6.625% Note due 2005, identical in all material respects to the Note filed as Exhibit 4.4 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, has not been filed.	
4.5*	$200,000,000 6.750% Note due 2008. A $100,000,000 6.750% Note due 2008, identical in all material respects other than principal amount to the Note filed as Exhibit 4.5 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, has not been filed.	
4.6*	$200,000,000 7.250% Note due 2018. A $50,000,000 7.250% Note due 2018, identical in all material respects other than principal amount to the Note filed as Exhibit 4.6 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, has not been filed.	
4.7	$30,000,000 7.24% Senior Note due 2004 (incorporated herein by reference to Exhibit 4.8 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended)	

Exhibit No.	Description	Page No.
4.8	$50,000,000 7.36% Senior Note due 2005 (incorporated herein by reference to Exhibit 4.9 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended)	
4.9	$50,000,000 7.44% Senior Note due 2006 (incorporated herein by reference to Exhibit 4.10 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended)	
4.10	$50,000,000 7.41% Senior Note due 2007 (incorporated herein by reference to Exhibit 4.11 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended)	
4.11	$250,000,000 6.50% Notes due 2004 (incorporated herein by reference to Exhibit 4.12 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
4.12	$300,000,000 6.763% Notes due 2007 (incorporated herein by reference to Exhibit 4.13 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
4.13	$225,000,000 7.25% Notes due 2028 (incorporated herein by reference to Exhibit 4.14 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
4.14	$200,000,000 6.375% Notes due 2002 (incorporated herein by reference to Exhibit 4.15 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
4.15	$300,000,000 6.5% Notes due 2004 (incorporated herein by reference to Exhibit 4.16 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
4.16	$500,000,000 6.8% Notes due 2009 (incorporated herein by reference to Exhibit 4.17 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
4.17	$200,000,000 7.5% Notes due April 19, 2029 (incorporated herein by reference to Exhibit 4.23 to EOP Partnership's Current Report on Form 8-K filed with the SEC on April 19, 1999)	
4.18	$400,000,000 8.375% Note due March 15, 2006 (incorporated herein by reference to Exhibit 4.24 to EOP Partnership's Current Report on Form 8-K filed with the SEC on March 24, 2000)	
4.19	$100,000,000 8.375% Note due March 15, 2006 (incorporated herein by reference to Exhibit 4.25 to EOP Partnership's Current Report on Form 8-K filed with the SEC on March 24, 2000)	
4.20	$360,000,000 8.10% Note due August 1, 2010 of EOP Partnership (incorporated herein by reference to Exhibit 4.1 to EOP Partnership's Current Report on Form 8-K filed with the SEC on August 8, 2000)	
4.21	Indenture, dated August 23, 2000, by and among EOP Partnership, Equity Office and State Street Bank and Trust Company (incorporated herein by reference to Exhibit 4.1 to Equity Office's Registration Statement on Form S-3 (SEC File No. 333-47754))	
4.22	Registration Rights Agreement, dated as of August 23, 2000, among Equity Office, EOP Partnership and Salomon Smith Barney Inc. (incorporated herein by reference to Exhibit 4.2 to Equity Office's Registration Statement on Form S-3 (SEC File No. 333-47754))	

Exhibit No.	Description	Page No.
4.23	$300,000,000 (or applicable lesser amount) Senior Exchangeable Note due November 15, 2008, and related Guarantee	
4.24	$25,000,000 (or applicable lesser amount) Senior Exchangeable Note due November 15, 2008, and related Guarantee	
4.25	$325,000,000 (or applicable lesser amount) Senior Exchangeable Notes due November 15, 2008, and related Guarantee	
4.26	Indenture, dated August 29, 2000, by and between EOP Partnership and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association) (incorporated herein by reference to Exhibit 4.1 to EOP Partnership's Registration Statement on Form S-3, as amended (SEC File No. 333-43530))	
4.27	First Supplemental Indenture, dated June 18, 2001, among EOP Partnership, Equity Office and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association) (incorporated herein by reference to Exhibit 4.2 to Equity Office's Registration Statement on Form S-3, as amended (SEC File No. 333-58976))	
4.28	$400,000,000 7⅜% Note due 2003 (incorporated herein by reference to Exhibit 4.4 to EOP Partnership's Current Report on Form 8-K filed with the SEC on November 20, 2000)	
4.29	$400,000,000 7¾% Note due 2007 (incorporated herein by reference to Exhibit 4.5 to EOP Partnership's Current Report on Form 8-K filed with the SEC on November 20, 2000)	
4.30	$200,000,000 7¾% Note due 2007 (incorporated herein by reference to Exhibit 4.6 to EOP Partnership's Current Report on Form 8-K filed with the SEC on November 20, 2000)	
4.31	Revolving Credit Agreement for $1,000,000,000 Revolving Credit Facility, dated as of May 12, 2000, among EOP Partnership and the Banks listed therein (incorporated herein by reference to Exhibit 99.7.1 of Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2000)	
4.32	Guaranty of Payment — No. 1, made as of May 12, 2000, between Equity Office and Bank of America, N.A. (incorporated herein by reference to Exhibit 99.7.2 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2000)	
4.33	Guaranty of Payment — No. 2, made as of May 12, 2000, between Equity Office and Bank of America, N.A. (incorporated herein by reference to Exhibit 99.7.3 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2000)	
4.34	Fixed Rate Promissory Note with The Chase Manhattan Bank (incorporated herein by reference to Exhibit 4.22 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1999, as amended)	
4.35	First Amendment to Revolving Credit Agreement and Consent Agreement, dated as of May 18, 2001, among EOP Partnership and the banks listed therein (incorporated herein by reference to Exhibit 10.3 to Equity Office's Registration Statement on Form S-4, as amended (SEC File No. 333-57526))	
4.36	$500,000,000 7.000% Note due July 15, 2011, and related Guarantee (incorporated herein by reference to Exhibit 4.4 to EOP Partnership's Current Report on Form 8-K filed with the SEC on July 18, 2001)	

Exhibit No.	Description	Page No.
4.37	$500,000,000 7.000% Note due July 15, 2011, and related Guarantee (incorporated herein by reference to Exhibit 4.5 to EOP Partnership's Current Report on Form 8-K filed with the SEC on July 18, 2001)	
4.38	$100,000,000 7.000% Note due July 15, 2011, and related Guarantee (incorporated herein by reference to Exhibit 4.6 to EOP Partnership's Current Report on Form 8-K filed with the SEC on July 18, 2001)	
4.39	$300,000,000 7.875% Note due July 15, 2031, and related Guarantee (incorporated herein by reference to Exhibit 4.7 to EOP Partnership's Current Report on Form 8-K filed with the SEC on July 18, 2001)	
4.40	$400,000,000 6¾% Note due February 15, 2012, and related Guarantee (incorporated herein by reference to Exhibit 4.1 to EOP Partnership's Current Report on Form 8-K filed with the SEC on February 15, 2002)	
4.41	$100,000,000 6¾% Note due February 15, 2012, and related Guarantee (incorporated herein by reference to Exhibit 4.2 to EOP Partnership's Current Report on Form 8-K filed with the SEC on February 15, 2002)	
4.42	Commitment Letter for Term Loan, dated May 11, 2001, by and among Equity Office, EOP Partnership and the banks listed therein (incorporated herein by reference to Exhibit 10.1 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended)	
4.43	Fee Letter for Term Loan, dated May 11, 2001, by and among Equity Office, EOP Partnership and the banks listed therein (incorporated herein by reference to Exhibit 10.2 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended)	
4.44	Credit Agreement for $1,000,000,000 Term Loan Facility, dated as of June 11, 2001, by and among EOP Partnership and the Banks listed therein (incorporated herein by reference to Exhibit 99.9 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.45	The Chase Manhattan Bank $271,666,666.67 Note Under the Credit Agreement for $1,000,000,000 Term Loan Facility (incorporated herein by reference to Exhibit 99.10 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.46	Bank of America, N.A. $271,666,666.67 Note Under the Credit Agreement for $1,000,000,000 Term Loan Facility (incorporated herein by reference to Exhibit 99.11 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.47	Citicorp Real Estate, Inc. $271,666,666.67 Note Under the Credit Agreement for $1,000,000,000 Term Loan Facility (incorporated herein by reference to Exhibit 99.12 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.48	Dresdner Bank AG, New York and Grand Cayman Branches $75,000,000 Note Under the Credit Agreement for $1,000,000,000 Term Loan Facility (incorporated herein by reference to Exhibit 99.13 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.49	Bankers Trust Company $271,666,666.67 Note Under the Credit Agreement for $1,000,000,000 Term Loan Facility (incorporated herein by reference to Exhibit 99.14 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	

Exhibit No.	Description	Page No.
4.50	PNC Bank, National Association $271,666,666.67 Note Under the Credit Agreement for $1,000,000,000 Term Loan Facility (incorporated herein by reference to Exhibit 99.15 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.51	Guaranty of Payment dated as of June 11, 2001, between Equity Office and Bank of America, N.A. (incorporated herein by reference to Exhibit 99.16 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.52	Indenture, dated as of December 6, 1995, among Spieker and State Street Bank and Trust, as Trustee (incorporated herein by reference to Exhibit 99.17.1 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.53	Third Supplemental Indenture, dated as of December 11, 1995, among Spieker, Spieker Partnership and State Street (incorporated herein by reference to Exhibit 99.17.5 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.54	$110,000,000 6.95% Note due December 15, 2002, and related Guarantee (incorporated herein by reference to Exhibit 99.17.6 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.55	Fourth Supplemental Indenture, dated as of January 24, 1996, among Spieker, Spieker Partnership and State Street (incorporated herein by reference to Exhibit 99.17.7 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.56	$100,000,000 6.90% Note due January 15, 2004 (incorporated herein by reference to Exhibit 99.17.8 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.57	Fifth Supplemental Indenture, dated as of June 20, 1996, among Spieker, Spieker Partnership and State Street (incorporated herein by reference to Exhibit 99.17.9 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.58	$100,000,000 Medium-Term Notes due nine months or more from July 19, 1996 (incorporated herein by reference to Exhibit 99.17.10 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.59	$50,000,000 Medium-Term Notes due nine months or more from July 22, 1996 (incorporated herein by reference to Exhibit 99.17.11 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.60	Sixth Supplemental Indenture, dated as of December 10, 1996, among Spieker, Spieker Partnership and State Street (incorporated herein by reference to Exhibit 99.17.12 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.61	$100,000,000 7.125% Note due December 1, 2006 (incorporated herein by reference to Exhibit 99.17.13 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.62	Seventh Supplemental Indenture, dated as of December 10, 1996, among Spieker, Spieker Partnership and State Street (incorporated herein by reference to Exhibit 99.17.14 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	

Exhibit No.	Description	Page No.
4.63	$25,000,000 7.875% Note due December 1, 2016 (incorporated herein by reference to Exhibit 99.17.15 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.64	Eighth Supplemental Indenture, dated as of July 14, 1997, among Spieker, Spieker Partnership and State Street (incorporated herein by reference to Exhibit 99.17.16 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.65	$150,000,000 7.125% Note due July 1, 2009 (incorporated herein by reference to Exhibit 99.17.17 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.66	Ninth Supplemental Indenture, dated as of September 29, 1997, among Spieker, Spieker Partnership, First Trust of California, National Association and State Street (incorporated herein by reference to Exhibit 99.17.18 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.67	$150,000,000 7.50% Debenture due October 1, 2027 (incorporated herein by reference to Exhibit 99.17.19 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.68	Tenth Supplemental Indenture, dated as of December 8, 1997, among Spieker, Spieker Partnership and First Trust of California, National Association (incorporated herein by reference to Exhibit 99.17.20 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.69	$200,000,000 7.35% Debenture due December 1, 2017 (incorporated herein by reference to Exhibit 99.17.21 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.70	Eleventh Supplemental Indenture, dated as of January 27, 1998, among Spieker, Spieker Partnership and First Trust of California, National Association (incorporated herein by reference to Exhibit 99.17.22 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.71	$150,000,000 6.75% Note due January 15, 2008 (incorporated herein by reference to Exhibit 99.17.23 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.72	Twelfth Supplemental Indenture, dated as of February 2, 1998, among Spieker, Spieker Partnership and First Trust of California, National Association (incorporated herein by reference to Exhibit 99.17.24 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.73	$125,000,000 6.875% Note due February 1, 2005 (incorporated herein by reference to Exhibit 99.17.25 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.74	Thirteenth Supplemental Indenture, dated as of February 2, 1998, among Spieker, Spieker Partnership and First Trust of California, National Association (incorporated herein by reference to Exhibit 99.17.26 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.75	$1,500,000 7.0% Note due February 1, 2007 (incorporated herein by reference to Exhibit 99.17.27 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	

Exhibit No.	Description	Page No.
4.76	Fourteenth Supplemental Indenture, dated as of April 29, 1998, among Spieker, Spieker Partnership and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association) (incorporated herein by reference to Exhibit 99.17.28 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.77	$25,000,000 6.88% Note due April 30, 2007 (incorporated herein by reference to Exhibit 99.17.29 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.78	Fifteenth Supplemental Indenture, dated as of May 11, 1999, among Spieker, Spieker Partnership and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association) (incorporated herein by reference to Exhibit 99.17.30 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.79	$200,000,000 6.8% Note due May 1, 2004 (incorporated herein by reference to Exhibit 99.17.31 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.80	$200,000,000 7.25% Note due May 1, 2009 (incorporated herein by reference to Exhibit 99.17.32 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.81	Sixteenth Supplemental Indenture, dated as of December 11, 2000, among Spieker, Spieker Partnership and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association) (incorporated herein by reference to Exhibit 99.17.33 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.82	$200,000,000 7.65% Note due December 15, 2010 (incorporated herein by reference to Exhibit 99.17.34 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
4.83	Seventeenth Supplemental Indenture relating to the substitution of Equity Office and EOP Partnership as successor entities for Spieker and Spieker Partnership, respectively (incorporated herein by reference to Exhibit 99.17.35 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
10.1	Third Amended and Restated Agreement of Limited Partnership of EOP Partnership (incorporated herein by reference to Exhibit 99.8 to Equity Office's Current Report on Form 8-K filed with the SEC on July 5, 2001)	
10.2	Registration Rights Agreement, dated as of July 11, 1997, among Equity Office and the persons named therein (incorporated herein by reference to Exhibit 10.2 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended)	
10.3	Noncompetition Agreement between Equity Office and Samuel Zell (incorporated herein by reference to Exhibit 10.3 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended)	
10.4†	Amended and Restated 1997 Share Option and Share Award Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Equity Office's Current Report on Form 8-K filed with the SEC on June 30, 1998)	

Exhibit No.	Description	Page No.
10.5†	Equity Office Supplemental Retirement Savings Plan, including the first and second amendment (incorporated herein by reference to Exhibit 10.9 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1999, as amended)	
10.6	Stock Option Agreement, dated February 11, 2000, by and among Cornerstone, Equity Office, Deutsche Bank AG and Deutscher Herold Lebensversicherungs-AG (incorporated herein by reference to Exhibit 10.1 to Equity Office's Current Report on Form 8-K filed with the SEC on February 16, 2000)	
10.7	Amended and Restated Operating Agreement No. 1 of Wilson/Equity Office, LLC (incorporated herein by reference to Exhibit 10.13 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
10.8	$25,000,000 Note dated June 20, 2000 between Equity Office Properties Management Corp. as lender and Wilson Investors — California, LLC as borrower (incorporated herein by reference to Exhibit 10.14 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
10.9	Security Agreement dated June 20, 2000 between Wilson Investors — California, LLC as pledgor and Equity Office Properties Management Corp. as lender (incorporated herein by reference to Exhibit 10.15 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
10.10	Loan Agreement dated June 20, 2000 between Wilson Investors — California, LLC as borrower and Equity Office Properties Management Corp. as lender (incorporated herein by reference to Exhibit 10.16 to Equity Office's Annual Report on Form 10-K for the year ended December 31, 2000, as amended)	
10.11†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and Timothy H. Callahan (incorporated herein by reference to Exhibit 10.1 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
10.12†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and Richard D. Kincaid (incorporated herein by reference to Exhibit 10.2 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
10.13†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and Peter H. Adams (incorporated herein by reference to Exhibit 10.3 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
10.14†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and Sybil J. Ellis (incorporated herein by reference to Exhibit 10.4 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	

Exhibit No.	Description	Page No.
10.15†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and David A. Helfand (incorporated herein by reference to Exhibit 10.5 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
10.16†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and Christopher P. Mundy (incorporated herein by reference to Exhibit 10.6 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
10.17†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and David H. Naus (incorporated herein by reference to Exhibit 10.7 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
10.18†	Change in Control Agreement entered into effective as of September 1, 2001 by and between Equity Office Properties Management Corp., Equity Office and Stanley M. Stevens (incorporated herein by reference to Exhibit 10.8 to Equity Office's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)	
12.1	Statement of Earnings to Combined Fixed Charges and Preferred Distributions	
23.1	Consent of Independent Auditors	
99.1	Equity Office Properties Trust 1997 Non-Qualified Employee Share Purchase Plan Financial Statements as of and for the years ended December 31, 2001, 2000 and 1999	

* Incorporated herein by reference to the same-numbered exhibit to Equity Office's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

† Represents a management contract or compensatory plan, contract or agreement.

Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2001
(dollars in thousands)

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Costs Capitalized Subsequent to Acquisition: Land	Costs Capitalized Subsequent to Acquisition: Building and Improvements	Gross Amount Carried at Close of Period 12/31/2001: Land	Gross Amount Carried at Close of Period 12/31/2001: Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
Office Properties:														
Atlanta Region														
1 200 Galleria		Atlanta, GA	$ —	$ 10,282	$ 58,266	$ —	$ 954	$ 10,282	$ 59,220	$ 69,502	$ (2,357)	1985	06/19/00	40
2 Prominence in Buckhead		Atlanta, GA	—	7,456	63,166	—	11,227	7,456	74,393	81,849	(4,904)	1999	07/13/99	40
3 One Ninety One Peachtree Tower		Atlanta, GA	—	46,500	263,500	—	1,297	46,500	264,797	311,297	(10,228)	1991	06/19/00	40
4 Central Park	(3)	Atlanta, GA	(55,995)	9,163	82,463	—	3,373	9,163	85,836	94,999	(10,513)	1986	10/17/95	40
5 Lakeside Office Park		Atlanta, GA	—	4,792	43,132	—	2,011	4,792	45,143	49,935	(4,957)	1972-1978	12/19/97	40
6 Paces West	(3)	Atlanta, GA	—	8,336	75,025	—	3,725	8,336	78,750	87,086	(9,971)	1988	10/31/94	40
7 Perimeter Center		Atlanta, GA	(204,629)	55,666	429,136	306	25,909	55,972	455,045	511,017	(49,850)	1970-1989	12/19/97	40
8 Wachovia Center	(3)	Charlotte, NC	—	5,061	45,549	—	1,186	5,061	46,735	51,796	(5,263)	1972/1994	09/01/95	40
9 University Tower	(3)	Durham, NC	—	2,085	18,766	—	1,059	2,085	19,825	21,910	(2,528)	1987/1992	10/16/91	40
10 Dominion Tower	(3)	Norfolk, VA	—	4,566	41,100	—	2,340	4,566	43,440	48,006	(5,284)	1987	07/25/89	40
Atlanta Region Totals			(260,624)	153,907	1,120,103	306	53,081	154,213	1,173,184	1,327,397	(105,855)			
Boston Region														
11 Crosby Corporate Center		Bedford, MA	—	5,958	53,620	70	1,719	6,028	55,339	61,367	(5,663)	1996	12/19/97	40
12 Crosby Corporate Center II		Bedford, MA	—	9,385	27,584	9	5,294	9,394	32,878	42,272	(3,696)	1998	12/19/97	40
13 125 Summer Street		Boston, MA	(70,981)	18,000	102,000	—	3,520	18,000	105,520	123,520	(4,321)	1989	06/19/00	40
14 222 Berkley Street		Boston, MA	—	25,593	145,029	—	258	25,593	145,287	170,880	(5,776)	1991	06/19/00	40
15 500 Boylston Street		Boston, MA	—	39,000	221,000	—	31	39,000	221,031	260,031	(8,518)	1988	06/19/00	40
16 Sixty State Street		Boston, MA	(78,616)	—	256,000	—	2,426	—	258,426	258,426	(9,912)	1979	06/19/00	40
17 100 Summer Street		Boston, MA	—	22,271	200,439	—	33,987	22,271	234,426	256,697	(22,491)	1974/1990	03/18/98	40
18 150 Federal Street		Boston, MA	—	14,131	127,182	—	11,058	14,131	138,240	152,371	(16,210)	1988	12/19/97	40
19 175 Federal Street		Boston, MA	—	4,894	44,045	—	1,829	4,894	45,874	50,768	(4,836)	1977	12/19/97	40
20 2 Oliver Street-147 Milk Street		Boston, MA	—	5,017	45,157	—	2,903	5,017	48,060	53,077	(5,539)	1988	12/19/97	40
21 225 Franklin Street		Boston, MA	—	34,608	311,471	—	6,691	34,608	318,162	352,770	(33,038)	1966/1996	12/19/97	40
22 28 State Street	(3)	Boston, MA	—	9,513	85,623	—	40,306	9,513	125,929	135,442	(20,766)	1968/1997	01/23/95	40
23 Center Plaza		Boston, MA	(57,785)	18,942	170,480	—	6,017	18,942	176,497	195,439	(18,358)	1969	12/19/97	40
24 Russia Wharf		Boston, MA	—	3,891	35,023	—	3,198	3,891	38,221	42,112	(4,717)	1978-1982	12/19/97	40
25 South Station		Boston, MA	—	—	31,074	—	1,206	—	32,280	32,280	(3,306)	1988	12/19/97	40
26 New England Executive Park		Burlington, MA	—	15,637	140,729	203	10,506	15,840	151,235	167,075	(17,063)	1970-1985	12/19/97	40
27 The Tower at New England Executive Park		Burlington, MA	—	2,793	31,462	5	10,980	2,798	42,442	45,240	(3,933)	1971/1999	03/31/98	40
28 One Memorial Drive		Cambridge, MA	(58,203)	14,862	88,216	—	647	14,862	88,863	103,725	(3,400)	1985	06/19/00	40
29 One Canal Park		Cambridge, MA	—	2,006	18,054	—	457	2,006	18,511	20,517	(2,042)	1987	12/19/97	40
30 Riverview I & II		Cambridge, MA	—	5,938	53,438	6	1,884	5,944	55,322	61,266	(5,642)	1985-1986	12/19/97	40
31 Ten Canal Park		Cambridge, MA	—	2,383	21,448	—	62	2,383	21,510	23,893	(2,176)	1987	12/19/97	40
32 Riverside		Newton, MA	—	24,000	69,849	—	19,709	24,000	89,558	113,558	(5,031)	2000	12/19/97	40
33 175 Wyman Street		Waltham, MA	—	14,600	5,400	3	1,425	14,603	6,825	21,428	(242)	1999	12/19/97	40
34 Wellesley Office Park		Wellesley, MA	(52,929)	16,493	148,434	20	4,488	16,513	152,922	169,435	(15,993)	1963-1984	12/19/97	40
Boston Region Totals			(318,514)	309,915	2,432,757	316	170,601	310,231	2,603,358	2,913,589	(222,669)			
Chicago Region														
35 Northland Plaza		Bloomington, MN	—	4,705	42,346	—	1,836	4,705	44,182	48,887	(4,207)	1985	07/02/98	40
36 101 N. Wacker		Chicago, IL	—	10,035	90,319	—	2,883	10,035	93,202	103,237	(10,099)	1980/1990	12/19/97	40
37 161 N. Clark	(3)	Chicago, IL	—	15,882	142,936	—	18,234	15,882	161,170	177,052	(22,826)	1992	07/26/95	40
38 200 West Adams		Chicago, IL	—	11,654	104,887	—	6,770	11,654	111,657	123,311	(12,373)	1985/1996	12/19/97	40
39 30 N. LaSalle Street	(3)	Chicago, IL	—	12,489	112,401	—	6,418	12,489	118,819	131,308	(14,242)	1974/1990	06/13/97	40
40 Civic Opera House		Chicago, IL	—	12,771	114,942	—	6,277	12,771	121,219	133,990	(13,574)	1929/1996	12/19/97	40
41 One North Franklin	(3)	Chicago, IL	—	9,830	88,474	—	2,666	9,830	91,140	100,970	(10,675)	1991	12/31/92	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/2001						
				Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
42 Presidents Plaza		Chicago, IL	—	13,435	120,919	—	4,648	13,435	125,567	139,002	(13,301)	1980-1982	12/19/97	40
43 Interco Corporate Tower	(3)	Clayton, MO	—	4,688	42,195	84	3,710	4,772	45,905	50,677	(6,131)	1986	05/27/94	40
44 BP Tower	(3)	Cleveland, OH	(85,148)	17,403	157,260	—	5,232	17,403	162,492	179,895	(18,784)	1985	09/04/96, 01/29/98	40
45 Community Corporate Center	(3)	Columbus, OH	—	3,019	27,170	—	2,521	3,019	29,691	32,710	(3,767)	1987	06/14/90	40
46 One Crosswoods Center	(3)	Columbus, OH	—	1,059	9,530	—	889	1,059	10,419	11,478	(1,337)	1984	11/12/93	40
47 Corporate 500 Centre		Deerfield, IL	(77,248)	20,100	113,900	—	3,290	20,100	117,190	137,290	(4,530)	1986/1990	06/19/00	40
48 1700 Higgins	(3)	Des Plaines, IL	—	1,323	11,908	64	694	1,387	12,602	13,989	(1,567)	1986	11/12/93	40
49 Tri-State International		Lincolnshire, IL	—	10,925	98,327	290	2,244	11,215	100,571	111,786	(11,186)	1986	12/19/97	40
50 Norwest Center		Minneapolis, MN	(113,323)	39,045	221,255	—	573	39,045	221,828	260,873	(8,190)	1988	06/19/00	40
51 U.S. Bancorp Center		Minneapolis, MN	—	17,269	99,018	—	10,633	17,269	109,651	126,920	(4,514)	2000	06/19/00	40
52 LaSalle Plaza		Minneapolis, MN	—	9,681	87,127	—	3,271	9,681	90,398	100,079	(9,886)	1991	11/25/97	40
53 AT&T Plaza		Oak Brook, IL	—	4,834	43,508	48	1,735	4,882	45,243	50,125	(5,112)	1984	12/19/97	40
54 One Lincoln Centre		Oakbrook, IL	—	7,350	41,650	—	1,054	7,350	42,704	50,054	(1,779)	1986	06/19/00	40
55 Oakbrook Terrace Tower	(3)	Oakbrook Terrace, IL	—	11,950	107,552	486	5,310	12,436	112,862	125,298	(13,740)	1988	04/16/97	40
56 Westbrook Corporate Center		Westchester, IL	(102,973)	24,875	223,874	30	7,554	24,905	231,428	256,333	(25,008)	1985-1996	12/19/97	40
Chicago Region Totals			(378,692)	264,322	2,101,498	1,002	98,442	265,324	2,199,940	2,465,264	(216,828)			
Denver Region														
57 One Park Square		Albuquerque, NM	—	3,634	32,709	—	3,253	3,634	35,962	39,596	(3,398)	1985	07/15/98	40
58 Metropoint II		Denver, CO	—	1,777	17,865	—	3,207	1,777	21,072	22,849	(1,780)	1999	04/10/00	40
59 410 17th Street		Denver, CO	—	4,474	40,264	—	3,442	4,474	43,706	48,180	(4,653)	1978	04/30/98	40
60 4949 S. Syracuse		Denver, CO	—	822	7,401	22	729	844	8,130	8,974	(795)	1982	07/15/98	40
61 Denver Corporate Center II & III	(3)	Denver, CO	—	4,059	36,534	—	2,431	4,059	38,965	43,024	(4,401)	1981/93-97	12/20/90	40
62 Denver Post Tower		Denver, CO	—	—	52,937	—	6,200	—	59,137	59,137	(6,498)	1984	04/21/98	40
63 Dominion Plaza		Denver, CO	—	5,990	53,911	—	5,135	5,990	59,046	65,036	(6,394)	1983	05/14/98	40
64 Metropoint		Denver, CO	—	4,375	39,375	—	1,418	4,375	40,793	45,168	(3,768)	1987	07/15/98	40
65 Tabor Center		Denver, CO	—	12,948	116,536	—	18,283	12,948	134,819	147,767	(12,162)	1985	04/30/98	40
66 Trinity Place		Denver, CO	—	1,898	17,085	—	1,744	1,898	18,829	20,727	(2,023)	1983	04/30/98	40
67 Millennium Plaza		Englewood, CO	—	4,257	38,314	—	84	4,257	38,398	42,655	(3,497)	1982	05/19/98	40
68 Terrace Building		Englewood, CO	—	1,546	13,865	29	670	1,575	14,535	16,110	(1,388)	1982	07/15/98	40
69 The Quadrant	(3)	Englewood, CO	—	4,357	39,215	—	2,032	4,357	41,247	45,604	(5,246)	1985	12/01/92	40
70 The Solarium		Englewood, CO	—	1,951	17,560	—	1,328	1,951	18,888	20,839	(1,805)	1982	07/15/98	40
71 U.S. West Dex Center		Murray, UT	—	1,725	9,775	51	354	1,776	10,129	11,905	(420)	1985	06/19/00	40
72 49 East Thomas Road	(3)	Phoenix, AZ	—	65	588	—	24	65	612	677	(72)	1974/1993	12/11/96	40
73 One Phoenix Plaza	(3)	Phoenix, AZ	—	6,192	55,727	—	—	6,192	55,727	61,919	(6,209)	1989	12/04/96	40
Denver Region Totals			—	60,070	589,661	102	50,334	60,172	639,995	700,167	(64,509)			
Houston Region														
74 One American Center	(3)	Austin, TX	—	—	70,812	—	7,418	—	78,230	78,230	(9,370)	1984	11/01/95	40
75 One Congress Plaza	(3)	Austin, TX	—	6,502	58,521	—	3,560	6,502	62,081	68,583	(8,028)	1987	11/12/93	40
76 San Jacinto Center	(3)	Austin, TX	—	5,075	45,671	—	3,200	5,075	48,871	53,946	(6,177)	1987	12/13/91	40
77 9400 NCX	(3)	Dallas, TX	—	3,570	32,130	—	5,583	3,570	37,713	41,283	(5,422)	1981/1995	06/24/94	40
78 Colonnade I & II		Dallas, TX	—	9,044	81,394	—	4,672	9,044	86,066	95,110	(7,984)	1983-1985	09/30/98	40
79 Colonnade III		Dallas, TX	—	6,152	55,368	—	6,441	6,152	61,809	67,961	(5,329)	1998	09/30/98	40
80 Eighty-Eighty Central		Dallas, TX	—	3,760	33,854	—	2,757	3,760	36,611	40,371	(4,120)	1984	10/01/97	40
81 Four Forest Plaza	(3)	Dallas, TX	—	4,768	42,911	—	2,866	4,768	45,777	50,545	(5,548)	1985	06/29/89	40
82 Lakeside Square		Dallas, TX	—	5,262	47,369	24	3,693	5,286	51,062	56,348	(6,018)	1987	11/24/97	40
83 North Central Plaza Three	(3)	Dallas, TX	—	3,612	32,689	—	2,601	3,612	35,290	38,902	(4,316)	1986/1994	04/21/92	40
84 Summit Office Park	(3)	Ft. Worth, TX	—	1,421	12,790	—	2,263	1,421	15,053	16,474	(2,049)	1974/1993	03/01/89	40
85 2500 CityWest		Houston, TX	—	8,089	72,811	—	2,957	8,089	75,768	83,857	(8,298)	1983	10/01/97	40
86 Brookhollow Central		Houston, TX	—	7,226	65,053	—	6,963	7,226	72,016	79,242	(8,518)	1979-1981/1995	10/01/97	40
87 Intercontinental Center	(3)	Houston, TX	—	1,602	14,420	70	1,976	1,672	16,396	18,068	(2,005)	1983/1991	06/28/89	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/2001			Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
				Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total(1)				
88 Northborough Tower	(3)	Houston, TX	—	1,355	12,199	37	1,651	1,392	13,850	15,242	(1,774)	1983/1990	08/03/89	40
89 San Felipe Plaza	(3)	Houston, TX	(49,519)	13,471	117,984	20	7,651	13,491	125,635	139,126	(15,867)	1984	09/29/87	40
90 Computer Associates Tower		Irving, TX	—	5,129	46,164	13	300	5,142	46,464	51,606	(3,479)	1988	01/07/99	40
91 Texas Commerce Tower		Irving, TX	—	5,525	49,728	—	1,035	5,525	50,763	56,288	(3,892)	1985	01/07/99	40
92 One Lakeway Center	(3)	Metairie, LA	—	2,804	25,235	—	2,355	2,804	27,590	30,394	(3,723)	1981/1996	11/12/93	40
93 Three Lakeway Center	(3)	Metairie, LA	—	4,695	43,661	59	2,883	4,754	46,544	51,298	(5,948)	1987/1996	11/12/93	40
94 Two Lakeway Center	(3)	Metairie, LA	—	4,644	41,792	49	3,051	4,693	44,843	49,536	(5,861)	1984/1996	11/12/93	40
95 601 Tchoupitoulas Garage	(7)	New Orleans, LA	—	1,180	10,620	—	298	1,180	10,918	12,098	(1,187)	1982	09/03/97	40
96 LL&E Tower	(7)	New Orleans, LA	(37,500)	6,186	55,672	46	6,860	6,232	62,532	68,764	(7,511)	1987	09/03/97	40
97 Texaco Center	(7)	New Orleans, LA	(42,500)	6,686	60,177	10	3,636	6,696	63,813	70,509	(7,508)	1984	09/03/97	40
98 Colonnade I	(3)	San Antonio, TX	—	1,414	12,725	81	1,565	1,495	14,290	15,785	(2,002)	1983	12/04/96	40
99 Northwest Center	(3)	San Antonio, TX	—	1,948	17,532	—	1,809	1,948	19,341	21,289	(2,437)	1984/1994	11/12/93	40
100 Union Square	(3)	San Antonio, TX	—	1,582	14,236	9	2,393	1,591	16,629	18,220	(2,362)	1986	12/23/92	40
Houston Region Totals			(129,519)	122,702	1,173,518	418	92,437	123,120	1,265,955	1,389,075	(146,733)			
Los Angeles Region														
101 Stadium Towers		Anaheim, CA	—	6,683	37,868	—	213	6,683	38,081	44,764	(446)	1988	07/02/01	40
102 East Hills Office Park		Anaheim Hills, CA	—	1,202	6,812	—	52	1,202	6,864	8,066	(78)	1988	07/02/01	40
103 Brea Corporate Place		Brea, CA	—	—	35,129	—	57	—	35,186	35,186	(406)	1987	07/02/01	40
104 Brea Corporate Plaza		Brea, CA	—	1,902	10,776	—	19	1,902	10,795	12,697	(123)	1982	07/02/01	40
105 Brea Financial Commons		Brea, CA	—	2,640	14,960	—	1	2,640	14,961	17,601	(171)	1982-1989	07/02/01	40
106 Brea Park Centre		Brea, CA	—	2,682	15,198	—	411	2,682	15,609	18,291	(174)	1979-1982,1990	07/02/01	40
107 Camino West Corporate Park		Carlsbad, CA	—	1,030	5,835	—	4	1,030	5,839	6,869	(67)	1991	07/02/01	40
108 Carlsbad Airport Plaza		Carlsbad, CA	—	1,396	7,909	—	—	1,396	7,909	9,305	(91)	1987	07/02/01	40
109 La Place Court		Carlsbad, CA	—	1,506	8,532	—	—	1,506	8,532	10,038	(98)	1988	07/02/01	40
110 Pacific Ridge Corporate Centre		Carlsbad, CA	—	3,266	18,510	—	—	3,266	18,510	21,776	(212)	1999	07/02/01	40
111 Pacific View Plaza		Carlsbad, CA	—	1,205	6,827	—	—	1,205	6,827	8,032	(78)	1986	07/02/01	40
112 Cerritos Towne Center		Cerritos, CA	—	—	60,368	—	25	—	60,393	60,393	(692)	1989-1998	07/02/01	40
113 Corona Corporate Center		Corona, CA	—	758	4,293	—	1	758	4,294	5,052	(49)	1990	07/02/01	40
114 700 North Brand		Glendale, CA	(24,839)	5,970	33,828	—	692	5,970	34,520	40,490	(1,427)	1981	06/19/00	40
115 One Pacific Plaza		Huntington Beach, CA	—	2,328	13,194	—	150	2,328	13,344	15,672	(151)	1982,1987	07/02/01	40
116 18301 Von Karman (Apple Building)		Irvine, CA	—	6,027	34,152	—	1,025	6,027	35,177	41,204	(1,395)	1991	06/19/00	40
117 18581 Teller		Irvine, CA	—	1,485	8,415	—	2	1,485	8,417	9,902	(96)	1983	07/02/01	40
118 2600 Michelson		Irvine, CA	—	11,291	63,984	—	132	11,291	64,116	75,407	(736)	1986	07/02/01	40
119 Centerpointe Irvine I, II, & III		Irvine, CA	—	1,253	7,100	—	207	1,253	7,307	8,560	(91)	1979-1980,1994	07/02/01	40
120 Fairchild Corporate Center		Irvine, CA	—	2,363	13,388	—	49	2,363	13,437	15,800	(153)	1979	07/02/01	40
121 Inwood Park		Irvine, CA	—	3,543	20,079	—	34	3,543	20,113	23,656	(230)	1985,1996	07/02/01	40
122 Tower 17		Irvine, CA	—	7,562	42,849	—	135	7,562	42,984	50,546	(500)	1987	07/02/01	40
123 1920 Main Plaza	(3)	Irvine, CA	—	5,281	47,526	—	3,461	5,281	50,987	56,268	(6,719)	1988	09/29/94	40
124 2010 Main Plaza	(3)	Irvine, CA	—	5,197	46,774	—	1,425	5,197	48,199	53,396	(5,923)	1988	12/13/94	40
125 Oakbrook Plaza		Laguna Hills, CA	—	2,778	15,745	—	2	2,778	15,747	18,525	(180)	1984	07/02/01	40
126 Commerce Park		Los Angeles, CA	—	—	14,700	—	654	—	15,354	15,354	(624)	1977	06/19/00	40
127 Sepulveda Center		Los Angeles, CA	—	4,113	23,306	—	61	4,113	23,367	27,480	(268)	1982	07/02/01	40
128 The Tower in Westwood		Los Angeles, CA	—	10,041	56,899	—	199	10,041	57,098	67,139	(653)	1989	07/02/01	40
129 10880 Wilshire Boulevard		Los Angeles, CA	—	—	149,841	—	6,452	—	156,293	156,293	(16,682)	1970/1992	12/19/97	40
130 10960 Wilshire Boulevard		Los Angeles, CA	—	16,841	151,574	—	7,475	16,841	159,049	175,890	(17,543)	1971/1992	12/19/97	40
131 550 S. Hope		Los Angeles, CA	—	10,016	90,146	—	4,060	10,016	94,206	104,222	(10,247)	1991	10/06/97	40
132 Two California Plaza	(3)	Los Angeles, CA	—	—	156,197	—	48,710	—	204,907	204,907	(31,732)	1992	08/23/96	40
133 Marina Business Center — Bldg 1-4		Marina Del Rey, CA	—	7,890	44,710	—	139	7,890	44,849	52,739	(512)	1982-1984,1998	07/02/01	40
134 1201 Dove Street		Newport Beach, CA	—	1,998	11,320	—	31	1,998	11,351	13,349	(131)	1975,1989	07/02/01	40
135 Empire Corporate Center		Ontario, CA	—	1,332	7,550	—	19	1,332	7,569	8,901	(87)	1985,1999	07/02/01	40
136 One Lakeshore Centre		Ontario, CA	—	2,907	16,473	—	(2)	2,907	16,471	19,378	(189)	1990	07/02/01	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Costs Capitalized Subsequent to Acquisition: Land	Costs Capitalized Subsequent to Acquisition: Building and Improvements	Gross Amount Carried at Close of Period 12/31/2001: Land	Gross Amount Carried at Close of Period 12/31/2001: Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
137 Ontario Corporate Center		Ontario, CA	—	1,383	7,839	—	20	1,383	7,859	9,242	(90)	1989	07/02/01	40
138 Ontario Gateway I		Ontario, CA	—	830	4,703	—	17	830	4,720	5,550	(54)	1984	07/02/01	40
139 Ontario Gateway II		Ontario, CA	—	729	4,134	—	76	729	4,210	4,939	(47)	1986	07/02/01	40
140 3800 Chapman		Orange, CA	—	3,019	17,107	—	3	3,019	17,110	20,129	(196)	1984	07/02/01	40
141 500 Orange Tower		Orange, CA	—	12,944	28,913	—	2,710	12,944	31,623	44,567	(3,898)	1988	01/01/01	40
142 500-600 City Parkway		Orange, CA	—	7,296	41,342	—	341	7,296	41,683	48,979	(478)	1974-1978,1998	07/02/01	40
143 City Plaza		Orange, CA	—	6,809	38,584	—	221	6,809	38,805	45,614	(442)	1970	07/02/01	40
144 City Tower		Orange, CA	—	10,440	59,160	—	290	10,440	59,450	69,890	(678)	1988	07/02/01	40
145 1100 Executive Tower	(3)	Orange, CA	—	4,622	41,599	—	1,497	4,622	43,096	47,718	(5,155)	1987	12/15/94	40
146 3280 E. Foothill Boulevard		Pasadena, CA	—	3,396	19,246	—	348	3,396	19,594	22,990	(221)	1982	07/02/01	40
147 790 Colorado		Pasadena, CA	—	2,355	13,343	—	12	2,355	13,355	15,710	(153)	1981	07/02/01	40
148 Century Square		Pasadena, CA	—	6,787	38,457	—	—	6,787	38,457	45,244	(441)	1984	07/02/01	40
149 Pasadena Financial Center		Pasadena, CA	—	4,779	27,084	—	67	4,779	27,151	31,930	(313)	1984,1996	07/02/01	40
150 Regional Office Center III		Redlands, CA	—	730	4,136	—	41	730	4,177	4,907	(47)	1988	07/02/01	40
151 Bridge Pointe Corporate Centre I & II		San Diego, CA	—	13,058	73,997	—	4	13,058	74,001	87,059	(848)	1998-2000	07/02/01	40
152 Carmel Valley Centre I & II		San Diego, CA	—	3,898	22,087	—	—	3,898	22,087	25,985	(254)	1987-1989	07/02/01	40
153 Carmel View Office Plaza		San Diego, CA	—	1,917	10,864	—	—	1,917	10,864	12,781	(124)	1985	07/02/01	40
154 Centerpark Plaza One		San Diego, CA	—	1,455	8,245	—	—	1,455	8,245	9,700	(94)	1984	07/02/01	40
155 Centerpark Plaza Two (Ind)		San Diego, CA	—	1,305	7,395	—	14	1,305	7,409	8,714	(85)	1989	07/02/01	40
156 Centerpark Plaza Two (Office)		San Diego, CA	—	879	4,983	—	—	879	4,983	5,862	(57)	1989	07/02/01	40
157 Centerside II		San Diego, CA	(22,656)	5,777	32,737	—	458	5,777	33,195	38,972	(1,350)	1987	06/19/00	40
158 Crossroads		San Diego, CA	—	2,400	13,600	—	131	2,400	13,731	16,131	(536)	1983	06/19/00	40
159 Governor Executive Center		San Diego, CA	—	1,605	9,095	—	5	1,605	9,100	10,705	(104)	1988	07/02/01	40
160 La Jolla Centre I & II		San Diego, CA	—	12,904	73,122	—	79	12,904	73,201	86,105	(838)	1986-1989	07/02/01	40
161 Nobel Corporate Plaza		San Diego, CA	—	3,697	20,948	—	153	3,697	21,101	24,798	(240)	1985	07/02/01	40
162 One Pacific Heights		San Diego, CA	—	3,072	17,408	—	240	3,072	17,648	20,720	(199)	1989	07/02/01	40
163 Pacific Corporate Plaza		San Diego, CA	—	2,100	11,900	—	—	2,100	11,900	14,000	(136)	1988	07/02/01	40
164 Pacific Point		San Diego, CA	—	2,700	15,300	—	—	2,700	15,300	18,000	(175)	1988	07/02/01	40
165 Park Plaza		San Diego, CA	—	2,203	12,484	—	—	2,203	12,484	14,687	(143)	1982	07/02/01	40
166 Sorrento Tech I, II, III		San Diego, CA	—	1,875	10,625	—	—	1,875	10,625	12,500	(122)	1985	07/02/01	40
167 Westridge I		San Diego, CA	—	1,500	8,500	—	(81)	1,500	8,419	9,919	(97)	1980	07/02/01	40
168 Smith Barney Tower	(3)	San Diego, CA	—	2,658	23,919	—	3,815	2,658	27,734	30,392	(4,369)	1987	04/28/97	40
169 The Plaza at LaJolla Village	(3)	San Diego, CA	(79,300)	10,916	98,243	19	3,649	10,935	101,892	112,827	(12,068)	1987-1990	03/10/94	40
170 Lincoln Town Center		Santa Ana, CA	—	4,403	24,950	—	270	4,403	25,220	29,623	(1,010)	1987	06/19/00	40
171 2951 28th Street		Santa Monica, CA	—	3,612	20,465	—	14	3,612	20,479	24,091	(234)	1971	07/02/01	40
172 429 Santa Monica		Santa Monica, CA	—	2,523	14,298	—	79	2,523	14,377	16,900	(562)	1982	06/19/00	40
173 Arboretum Courtyard		Santa Monica, CA	—	6,573	37,245	—	—	6,573	37,245	43,818	(427)	1999	07/02/01	40
174 Janss Court		Santa Monica, CA	(16,834)	4,350	24,650	—	75	4,350	24,725	29,075	(955)	1989	06/19/00	40
175 Santa Monica Business Park		Santa Monica, CA	(8,878)	—	242,155	—	469	—	242,624	242,624	(2,782)	1979-1981	07/02/01	40
176 Santa Monica Gateway		Santa Monica, CA	—	1,867	8,686	—	3,374	1,867	12,060	13,927	(101)	2000	07/02/01	40
177 Searise Office Tower		Santa Monica, CA	—	4,380	24,818	—	205	4,380	25,023	29,403	(967)	1975	06/19/00	40
178 Wilshire Palisades		Santa Monica, CA	(27,155)	9,763	55,323	—	1,328	9,763	56,651	66,414	(2,153)	1981	06/19/00	40
179 Bixby Ranch		Seal Beach, CA	(26,857)	6,450	36,550	—	606	6,450	37,156	43,606	(1,455)	1987	06/19/00	40
Los Angeles Region Totals			(206,519)	320,445	2,613,006	19	96,425	320,464	2,709,431	3,029,895	(143,652)			
New York Region														
180 527 Madison Avenue		New York, NY	—	9,155	51,877	—	1,283	9,155	53,160	62,315	(2,083)	1986	06/19/00	40
181 850 Third Avenue	(3)(5)	New York, NY	(56,751)	9,606	86,453	30	3,439	9,636	89,892	99,528	(11,093)	1960/1996	03/20/95	40
182 Park Avenue Tower	(5)	New York, NY	(131,165)	48,976	195,904	719	5,132	49,695	201,036	250,731	(17,811)	1986	07/15/98	40
183 Tower 56		New York, NY	(23,006)	6,853	38,832	—	989	6,853	39,821	46,674	(1,557)	1983	06/19/00	40
184 Worldwide Plaza		New York, NY	(236,076)	124,919	499,676	—	1,023	124,919	500,699	625,618	(40,207)	1989	10/01/98	40
185 Shelton Pointe	(3)	Shelton, CT	—	1,514	13,625	—	835	1,514	14,460	15,974	(1,863)	1985/1993	11/26/91	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Costs Capitalized Subsequent to Acquisition: Land	Costs Capitalized Subsequent to Acquisition: Building and Improvements	Gross Amount Carried at Close of Period 12/31/2001: Land	Gross Amount Carried at Close of Period 12/31/2001: Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
186 177 Broad Street	(3)	Stamford, CT	—	2,562	23,056	—	634	2,562	23,690	26,252	(2,720)	1989	01/29/97	40
187 300 Atlantic Street	(3)	Stamford, CT	—	4,632	41,691	—	2,442	4,632	44,133	48,765	(5,132)	1987/1996	03/30/93	40
188 Canterbury Green	(3)(4)	Stamford, CT	(19,180)	—	41,987	92	1,530	92	43,517	43,609	(5,205)	1987	12/15/92	40
189 Four Stamford Plaza	(3)	Stamford, CT	(15,947)	4,471	40,238	24	1,394	4,495	41,632	46,127	(4,949)	1979/1994	08/31/94	40
190 *One and Two Stamford Plaza*	(3)	Stamford, CT	—	8,268	74,409	—	4,155	8,268	78,564	86,832	(9,617)	1986/1994	03/30/93	40
191 Three Stamford Plaza	(3)	Stamford, CT	(16,689)	3,957	35,610	—	711	3,957	36,321	40,278	(4,290)	1980/1994	12/15/92	40
New York Region Totals			(498,814)	224,913	1,143,358	865	23,567	225,778	1,166,925	1,392,703	(106,527)			
San Francisco Region														
192 Golden Bear Center		Berkeley CA	(19,127)	4,500	25,500	—	166	4,500	25,666	30,166	(985)	1986	06/19/00	40
193 Sierra Point		Brisbane, CA	—	3,198	18,120	—	—	3,198	18,120	21,318	(208)	1979,1983	07/02/01	40
194 Airport Service Center		Burlingame, CA	—	855	4,845	—	11	855	4,856	5,711	(56)	1978	07/02/01	40
195 Bay Park Plaza I & II		Burlingame, CA	—	12,906	73,133	—	337	12,906	73,470	86,376	(2,864)	1985-1998	06/19/00	40
196 One Bay Plaza		Burlingame, CA	—	8,642	48,973	—	557	8,642	49,530	58,172	(1,935)	1979	06/19/00	40
197 One & Two Corporate Center		Concord, CA	—	6,379	36,146	—	430	6,379	36,576	42,955	(1,468)	1985-1987	06/19/00	40
198 5813 Shellmound Street/5855 Christie Ave		Emeryville, CA	—	870	4,930	—	8	870	4,938	5,808	(56)	1970-1971	07/02/01	40
199 Watergate Office Towers		Emeryville, CA	—	46,568	263,885	—	4,915	46,568	268,800	315,368	(3,024)	1973-2001	07/02/01	40
200 Parkshore Plaza II		Folsom, CA	—	4,082	23,130	—	—	4,082	23,130	27,212	(265)	1999	07/02/01	40
201 Parkshore Plaza I		Folsum, CA	—	2,916	16,524	—	5	2,916	16,529	19,445	(189)	1999	07/02/01	40
202 Bayside Corporate Center		Foster City, CA	—	2,836	16,069	—	—	2,836	16,069	18,905	(184)	1986-1987	07/02/01	40
203 Metro Center		Foster City, CA	—	—	282,329	—	1,043	—	283,372	283,372	(3,235)	1985-1988	07/02/01	40
204 Parkside Towers	(6)	Foster City, CA	—	36,000	66,600	—	—	36,000	66,600	102,600	—	2001	07/02/01	40
205 Vintage Industrial Park		Foster City, CA	—	21,527	121,988	—	132	21,527	122,120	143,647	(1,398)	1985-1990	07/02/01	40
206 Vintage Park Office		Foster City, CA	—	5,719	32,406	—	156	5,719	32,562	38,281	(372)	1985-1990	07/02/01	40
207 Lafayette Terrace		Lafayette, CA	—	1,422	8,057	—	—	1,422	8,057	9,479	(92)	1985	07/02/01	40
208 Drake's Landing		Larkspur, CA	—	5,735	32,499	—	868	5,735	33,367	39,102	(372)	1986	07/02/01	40
209 Larkspur Landing Office Park		Larkspur, CA	—	8,316	47,126	—	1,474	8,316	48,600	56,916	(540)	1981-1982	07/02/01	40
210 Wood Island Office Complex		Larkspur, CA	—	3,735	21,163	—	37	3,735	21,200	24,935	(242)	1978	07/02/01	40
211 2180 Sand Hill Road		Menlo Park, CA	—	3,408	19,314	—	12	3,408	19,326	22,734	(221)	1976	07/02/01	40
212 PeopleSoft Plaza		Pleasanton, CA	—	7,039	39,887	—	595	7,039	40,482	47,521	(1,548)	1984	06/19/00	40
213 Redwood Shores		Redwood City, CA	—	4,166	23,608	—	66	4,166	23,674	27,840	(271)	1986	07/02/01	40
214 Seaport Centre		Redwood City, CA	—	24,000	136,000	—	101	24,000	136,101	160,101	(5,250)	1988	06/19/00	40
215 Seaport Plaza		Redwood City, CA	—	10,132	26,440	—	4,780	10,132	31,220	41,352	(384)	2000	06/19/00	40
216 555 Twin Dolphin Plaza		Redwood Shores, CA	—	11,790	66,810	—	277	11,790	67,087	78,877	(769)	1989	07/02/01	40
217 Douglas Corporate Center		Roseville, CA	—	2,391	13,550	—	60	2,391	13,610	16,001	(156)	1990	07/02/01	40
218 Johnson Ranch Corp Centre I & II		Roseville, CA	—	4,380	24,819	—	48	4,380	24,867	29,247	(284)	1990-1998	07/02/01	40
219 Roseville Corporate Center		Roseville, CA	—	3,008	17,046	—	—	3,008	17,046	20,054	(195)	1999	07/02/01	40
220 3600-3620 American River Drive		Sacramento, CA	—	2,209	12,518	—	76	2,209	12,594	14,803	(145)	1977-1979, 1997	07/02/01	40
221 455 University Avenue		Sacramento, CA	—	465	2,634	—	—	465	2,634	3,099	(30)	1973	07/02/01	40
222 555 University Avenue		Sacramento, CA	—	939	5,323	—	87	939	5,410	6,349	(61)	1974	07/02/01	40
223 575 & 601 University Avenue		Sacramento, CA	—	1,159	6,569	—	112	1,159	6,681	7,840	(75)	1977	07/02/01	40
224 655 University Avenue		Sacramento, CA	—	672	3,806	—	34	672	3,840	4,512	(44)	1979	07/02/01	40
225 701 University Avenue		Sacramento, CA	—	934	5,294	—	27	934	5,321	6,255	(61)	1990	07/02/01	40
226 740 University Avenue		Sacramento, CA	—	212	1,199	—	—	212	1,199	1,411	(14)	1973	07/02/01	40
227 8880 Cal Center Drive		Sacramento, CA	—	2,393	13,560	—	99	2,393	13,659	16,052	(157)	1989	07/02/01	40
228 Exposition Centre		Sacramento, CA	(4,765)	1,200	7,800	—	81	1,200	7,881	9,081	(308)	1984	06/19/00	40
229 Fidelity Plaza		Sacramento, CA	—	1,149	6,513	—	2	1,149	6,515	7,664	(75)	1980	07/02/01	40
230 Gateway Oaks I		Sacramento, CA	—	2,391	13,546	—	81	2,391	13,627	16,018	(156)	1990	07/02/01	40
231 Gateway Oaks II		Sacramento, CA	—	1,341	7,600	—	131	1,341	7,731	9,072	(87)	1992	07/02/01	40
232 Gateway Oaks III		Sacramento, CA	—	936	5,305	—	38	936	5,343	6,279	(61)	1996	07/02/01	40
233 Gateway Oaks IV		Sacramento, CA	—	1,658	9,395	—	—	1,658	9,395	11,053	(108)	1998	07/02/01	40
234 Point West Commercentre		Sacramento, CA	—	2,321	13,154	—	35	2,321	13,189	15,510	(153)	1983	07/02/01	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Costs Capitalized Subsequent to Acquisition: Land	Costs Capitalized Subsequent to Acquisition: Building and Improvements	Gross Amount Carried at Close of Period 12/31/2001: Land	Gross Amount Carried at Close of Period 12/31/2001: Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
235 Point West Corporate Center I & II		Sacramento, CA	—	3,653	14,779	—	288	3,653	15,067	18,720	(171)	1984	07/02/01	40
236 Point West I — Response Road		Sacramento, CA	—	774	4,384	—	3	774	4,387	5,161	(50)	1976	07/02/01	40
237 Point West III — River Park Dr		Sacramento, CA	—	1,141	6,467	—	12	1,141	6,479	7,620	(74)	1978	07/02/01	40
238 The Orchard		Sacramento, CA	—	1,226	6,948	—	58	1,226	7,006	8,232	(80)	1987	07/02/01	40
239 Wells Fargo Center		Sacramento, CA	—	17,819	100,976	—	284	17,819	101,260	119,079	(4,615)	1987	06/19/00	40
240 Bayhill Office Center		San Bruno, CA	(92,786)	24,010	136,055	—	470	24,010	136,525	160,535	(5,250)	1982-1987	06/19/00	40
241 Skyway Landing I & II		San Carlos, CA	—	15,535	35,994	—	13,520	15,535	49,514	65,049	(412)	2000	07/02/01	40
242 120 Montgomery		San Francisco, CA	—	17,604	99,756	—	1,120	17,604	100,876	118,480	(3,870)	1955	06/19/00	40
243 150 California		San Francisco, CA	—	12,567	46,184	—	6,483	12,567	52,667	65,234	(2,858)	2000	12/19/97	40
244 201 California		San Francisco, CA	(40,492)	10,520	59,611	—	734	10,520	60,345	70,865	(2,380)	1980	06/19/00	40
245 Bayside Plaza		San Francisco, CA	(14,692)	4,108	23,280	—	252	4,108	23,532	27,640	(897)	1985	06/19/00	40
246 201 Mission Street	(3)	San Francisco, CA	—	8,871	79,837	—	2,913	8,871	82,750	91,621	(9,973)	1981	04/30/97	40
247 301 Howard Building		San Francisco, CA	—	6,547	58,920	—	4,297	6,547	63,217	69,764	(6,517)	1988	04/29/98	40
248 580 California	(3)	San Francisco, CA	(58,041)	7,491	67,421	8	3,505	7,499	70,926	78,425	(9,203)	1984	12/21/95	40
249 60 Spear Street Building	(3)	San Francisco, CA	—	2,125	19,126	15	1,614	2,140	20,740	22,880	(2,422)	1967/1987	09/29/87	40
250 One Maritime Plaza	(3)	San Francisco, CA	—	11,531	103,776	—	10,551	11,531	114,327	125,858	(13,867)	1967/1990	04/21/97	40
251 One Market	(3)	San Francisco, CA	(182,765)	34,814	313,330	—	32,054	34,814	345,384	380,198	(44,981)	1976/1995	11/22/94	40
252 Peninsula Office Park		San Mateo, CA	(81,659)	27,275	154,561	—	884	27,275	155,445	182,720	(5,985)	1971-1998	06/19/00	40
253 San Mateo BayCenter I		San Mateo, CA	—	5,382	30,498	—	159	5,382	30,657	36,039	(352)	1984	07/02/01	40
254 San Mateo BayCenter II		San Mateo, CA	(11,023)	6,245	35,389	—	74	6,245	35,463	41,708	(405)	1984	07/02/01	40
255 San Mateo BayCenter III		San Mateo, CA	—	3,357	19,023	—	158	3,357	19,181	22,538	(220)	1987	07/02/01	40
256 Norris Tech Center		San Ramon, CA	—	5,700	32,300	—	176	5,700	32,476	38,176	(1,298)	1984-1990	06/19/00	40
257 One & Two ADP Plaza		San Ramon, CA	—	7,460	42,273	—	270	7,460	42,543	50,003	(1,657)	1987-1989	06/19/00	40
258 Fountaingrove Center		Santa Rosa, CA	—	2,898	16,424	—	109	2,898	16,533	19,431	(189)	1986-1991	07/02/01	40
259 Dubuque Business Center		South San Francisco, CA	—	3,225	18,275	—	64	3,225	18,339	21,564	(209)	1985-1986	07/02/01	40
260 Treat Towers		Walnut Creek, CA	—	18,512	104,899	—	87	18,512	104,986	123,498	(1,202)	1998-1999	07/02/01	40
San Francisco Region Totals			(505,350)	526,889	3,255,599	23	97,020	526,912	3,352,619	3,879,531	(147,235)			
San Jose Region														
261 Pruneyard Office Towers		Campbell, CA	—	16,502	154,783	—	1,699	16,502	156,482	172,984	(6,089)	1971-1999	06/19/00	40
262 Cupertino Business Center		Cupertino, CA	—	2,910	16,490	—	8	2,910	16,498	19,408	(189)	1974-1975	07/02/01	40
263 1900 McCarthy		Milpitas, CA	—	1,998	11,319	—	33	1,998	11,352	13,350	(130)	1984	07/02/01	40
264 California Circle II		Milpitas, CA	—	1,764	9,997	—	—	1,764	9,997	11,761	(115)	1984	07/02/01	40
265 Oak Creek I & II		Milpitas, CA	—	1,309	7,417	—	—	1,309	7,417	8,726	(85)	1982	07/02/01	40
266 Shoreline Technology Park		Mountain View, CA	—	31,575	190,894	—	531	31,575	191,425	223,000	(19,001)	1985-1991	12/19/97	40
267 Meier Mountain View		Mountain View, CA	—	13,950	79,050	—	12	13,950	79,062	93,012	(906)	1972-1980	07/02/01	40
268 Ravendale at Central		Mountain View, CA	—	2,550	14,450	—	—	2,550	14,450	17,000	(166)	1980	07/02/01	40
269 Embarcadero Place		Palo Alto, CA	(35,351)	10,500	59,500	—	—	10,500	59,500	70,000	(2,293)	1984	06/19/00	40
270 Palo Alto Square		Palo Alto, CA	—	—	78,143	161	876	161	79,019	79,180	(5,852)	1971/1985	10/01/99	23
271 Xerox Campus		Palo Alto, CA	—	—	132,810	—	—	—	132,810	132,810	(1,561)	1991	07/02/01	40
272 Foothill Research Center		Palo Alto, CA	—	—	104,894	—	—	—	104,894	104,894	(1,265)	1991	07/02/01	40
273 Lockheed		Palo Alto, CA	—	—	27,712	—	—	—	27,712	27,712	(326)	1991	07/02/01	40
274 10 Almaden		San Jose, CA	—	12,583	71,303	—	226	12,583	71,529	84,112	(2,762)	1989	06/19/00	40
275 1740 Technology		San Jose, CA	(19,182)	8,766	49,673	—	614	8,766	50,287	59,053	(569)	1986,1994	07/02/01	40
276 2290 North First Street		San Jose, CA	—	2,431	13,776	—	51	2,431	13,827	16,258	(159)	1984	07/02/01	40
277 Aspect Telecommunications		San Jose, CA	—	2,925	16,575	—	—	2,925	16,575	19,500	(190)	1989	07/02/01	40
278 Central Park Plaza		San Jose, CA	—	11,181	63,358	—	295	11,181	63,653	74,834	(726)	1984-1985	07/02/01	40
279 Metro Plaza		San Jose, CA	—	18,029	102,164	—	317	18,029	102,481	120,510	(1,178)	1986-1987	07/02/01	40
280 Ridder Park		San Jose, CA	—	2,012	11,402	—	—	2,012	11,402	13,414	(131)	1966	07/02/01	40
281 Skyport	(6)	San Jose, CA	—	13,977	179,076	—	19,971	13,977	199,047	213,024	(226)	2001	07/02/01	40
282 Concourse		San Jose, CA	—	49,279	279,248	—	628	49,279	279,876	329,155	(3,204)	1980-2000	07/02/01	40
283 Creekside		San Jose, CA	—	9,631	54,576	—	311	9,631	54,887	64,518	(641)	1986	07/02/01	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/2001			Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
				Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total(1)				
284 Gateway Office II		San Jose, CA	—	16,286	92,288	—	481	16,286	92,769	109,055	(1,061)	1983-1984	07/02/01	40
285 Gateway Office III		San Jose, CA	—	6,409	36,315	—	72	6,409	36,387	42,796	(416)	1998	07/02/01	40
286 North First Office Center		San Jose, CA	—	6,395	36,239	—	46	6,395	36,285	42,680	(416)	1985-1986	07/02/01	40
287 San Jose Gateway		San Jose, CA	—	7,873	44,616	—	1,725	7,873	46,341	54,214	(513)	1981	07/02/01	40
288 The Alameda		San Jose, CA	—	1,129	6,399	—	—	1,129	6,399	7,528	(73)	1972	07/02/01	40
289 2727 Augustine		Santa Clara, CA	—	3,000	17,000	—	—	3,000	17,000	20,000	(195)	1975	07/02/01	40
290 3001 Stender Way		Santa Clara, CA	—	2,263	12,823	—	—	2,263	12,823	15,086	(147)	1978	07/02/01	40
291 3045 Stender Way		Santa Clara, CA	—	1,050	5,950	—	—	1,050	5,950	7,000	(68)	1975	07/02/01	40
292 3281-3285 Scott Boulevard		Santa Clara, CA	—	1,275	7,225	—	—	1,275	7,225	8,500	(83)	1981	07/02/01	40
293 Applied Materials I & II		Santa Clara, CA	—	5,100	28,900	—	—	5,100	28,900	34,000	(331)	1979	07/02/01	40
294 Meier Central North		Santa Clara, CA	—	2,880	16,320	—	—	2,880	16,320	19,200	(187)	1972-1980	07/02/01	40
295 Meier Central South		Santa Clara, CA	—	5,265	29,835	—	86	5,265	29,921	35,186	(343)	1972-1980	07/02/01	40
296 Patrick Henry Drive		Santa Clara, CA	—	2,475	14,025	—	—	2,475	14,025	16,500	(161)	1981	07/02/01	40
297 Santa Clara Office Center I		Santa Clara, CA	—	2,010	11,391	—	—	2,010	11,391	13,401	(131)	1981	07/02/01	40
298 Santa Clara Office Center II		Santa Clara, CA	—	2,870	16,261	—	—	2,870	16,261	19,131	(186)	1978	07/02/01	40
299 Santa Clara Office Center III		Santa Clara, CA	—	2,031	11,509	—	69	2,031	11,578	13,609	(132)	1980	07/02/01	40
300 Santa Clara Office Center IV		Santa Clara, CA	—	186	1,057	—	—	186	1,057	1,243	(12)	1979	07/02/01	40
301 Lake Marriott Business Park		Santa Clara, CA	—	9,091	84,967	247	2,331	9,338	87,298	96,636	(8,861)	1981	12/19/97	40
302 Sunnyvale Business Center		Sunnyvale, CA	—	4,890	44,010	—	44	4,890	44,054	48,944	(4,450)	1990	12/19/97	40
303 Borregas Avenue		Sunnyvale, CA	—	1,095	6,205	—	—	1,095	6,205	7,300	(71)	1978	07/02/01	40
304 Meier Sunnyvale		Sunnyvale, CA	—	495	2,805	—	—	495	2,805	3,300	(32)	1979	07/02/01	40
San Jose Region Totals			(54,533)	297,940	2,254,750	408	30,426	298,348	2,285,176	2,583,524	(65,633)			
Seattle Region														
305 Calais Office Center		Anchorage, AK	—	—	16,631	—	1,850	—	18,481	18,481	(2,314)	1975	12/17/97	40
306 10700 Building		Bellevue, WA	—	—	15,958	—	82	—	16,040	16,040	(183)	1981	07/02/01	40
307 110 Atrium Place		Bellevue, WA	(20,374)	6,333	35,888	—	202	6,333	36,090	42,423	(1,412)	1981	06/19/00	40
308 Bellefield Office Park		Bellevue, WA	—	12,232	69,312	—	616	12,232	69,928	82,160	(798)	1980	07/02/01	40
309 Bellevue Gateway I		Bellevue, WA	—	3,593	20,360	—	476	3,593	20,836	24,429	(233)	1985	07/02/01	40
310 Bellevue Gateway II		Bellevue, WA	—	2,016	11,423	—	12	2,016	11,435	13,451	(132)	1988	07/02/01	40
311 Eastgate Office Park		Bellevue, WA	—	6,468	36,650	—	655	6,468	37,305	43,773	(420)	1985	07/02/01	40
312 Gateway 405 Building		Bellevue, WA	—	1,011	5,727	—	60	1,011	5,787	6,798	(66)	1986	07/02/01	40
313 I-90 Bellevue		Bellevue, WA	—	3,725	21,108	—	70	3,725	21,178	24,903	(242)	1986	07/02/01	40
314 Lincoln Executive Center I		Bellevue, WA	—	3,235	18,329	—	16	3,235	18,345	21,580	(210)	1983-1985	07/02/01	40
315 Lincoln Executive Center II & III		Bellevue, WA	—	4,918	27,868	—	41	4,918	27,909	32,827	(319)	1983-1985	07/02/01	40
316 Main Street Building		Bellevue, WA	—	1,398	7,922	—	216	1,398	8,138	9,536	(91)	1980	07/02/01	40
317 Plaza Center		Bellevue, WA	—	16,680	94,521	—	138	16,680	94,659	111,339	(1,083)	1978-1983	07/02/01	40
318 Plaza East		Bellevue, WA	—	4,687	26,561	—	262	4,687	26,823	31,510	(304)	1988	07/02/01	40
319 Sunset North		Bellevue, WA	—	17,031	79,491	—	11,799	17,031	91,290	108,321	(5,762)	1999	06/30/00	40
320 City Center Bellevue		Bellevue, WA	—	10,349	93,142	—	2,648	10,349	95,790	106,139	(7,190)	1987	01/28/99	40
321 One Bellevue Center		Bellevue, WA	—	—	56,223	—	1,338	—	57,561	57,561	(6,269)	1983	12/17/97	40
322 Rainier Plaza		Bellevue, WA	—	—	79,928	—	1,690	—	81,618	81,618	(8,568)	1986	12/17/97	40
323 North Creek Parkway Center		Bothell, WA	—	4,500	25,500	—	48	4,500	25,548	30,048	(292)	1987	07/02/01	40
324 ABAM Building		Federal Way, WA	—	804	4,555	—	—	804	4,555	5,359	(52)	1985	07/02/01	40
325 Federal Way Office Building		Federal Way, WA	—	173	979	—	—	173	979	1,152	(11)	1981	07/02/01	40
326 Washington Park		Federal Way, WA	—	896	5,075	—	—	896	5,075	5,971	(58)	1990	07/02/01	40
327 4000 Kruse Way Place		Lake Oswego, OR	—	4,475	25,360	—	274	4,475	25,634	30,109	(285)	1981-1986	07/02/01	40
328 4004 Kruse Way Place		Lake Oswego, OR	—	1,888	10,698	—	105	1,888	10,803	12,691	(126)	1996	07/02/01	40
329 4800 Meadows		Lake Oswego, OR	—	—	17,448	—	—	—	17,448	17,448	(200)	1998	07/02/01	40
330 4900-5000 Meadows		Lake Oswego, OR	—	—	30,528	—	31	—	30,559	30,559	(350)	1990	07/02/01	40
331 4949 Meadows		Lake Oswego, OR	—	—	26,941	—	—	—	26,941	26,941	(309)	1997	07/02/01	40
332 Kruse Oaks I		Lake Oswego, OR	—	—	14,648	—	3,771	—	18,419	18,419	(168)	2001	07/02/01	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Costs Capitalized Subsequent to Acquisition: Land	Costs Capitalized Subsequent to Acquisition: Building and Improvements	Gross Amount Carried at Close of Period 12/31/2001: Land	Gross Amount Carried at Close of Period 12/31/2001: Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
333 Kruse Way Plaza I, II		Lake Oswego, OR	—	2,866	16,239	—	14	2,866	16,253	19,119	(186)	1984-1986	07/02/01	40
334 Kruse Woods		Lake Oswego, OR	—	10,812	80,977	—	274	10,812	81,251	92,063	(930)	1986-1988	07/02/01	40
335 Island Corporate Center		Mercer Island, WA	(12,375)	2,700	15,300	—	176	2,700	15,476	18,176	(605)	1987	06/19/00	40
336 5550 Macadam Building		Portland, OR	—	870	4,929	—	78	870	5,007	5,877	(56)	1980	07/02/01	40
337 Benjamin Franklin Plaza		Portland, OR	—	7,505	42,529	—	754	7,505	43,283	50,788	(490)	1974,1994	07/02/01	40
338 Lincoln Center		Portland, OR	—	18,474	104,686	—	924	18,474	105,610	124,084	(1,200)	1980-1989	07/02/01	40
339 One Pacific Square		Portland, OR	—	4,451	25,221	—	167	4,451	25,388	29,839	(289)	1983	07/02/01	40
340 River Forum I & II		Portland, OR	—	4,038	22,881	—	116	4,038	22,997	27,035	(266)	1985	07/02/01	40
341 RiverSide Centre (Oregon)		Portland, OR	—	—	14,533	—	130	—	14,663	14,663	(303)	1947,1979	07/02/01	40
342 1001 Fifth Avenue		Portland, OR	—	5,383	48,634	—	5,171	5,383	53,805	59,188	(5,557)	1980	12/17/97	40
343 Redmond Heights Tech Center		Redmond, WA	—	2,371	13,438	—	21	2,371	13,459	15,830	(154)	1984	07/02/01	40
344 Southgate Office Plaza I & II		Renton, WA	—	4,794	27,163	—	—	4,794	27,163	31,957	(311)	1987-1991	07/02/01	40
345 Washington Mutual Tower		Seattle, WA	(78,380)	51,000	289,000	—	556	51,000	289,556	340,556	(11,709)	1988	06/19/00	40
346 World Trade Center East		Seattle, WA	—	—	38,567	—	229	—	38,796	38,796	(1,254)	2000	09/08/00	40
347 1111 Third Avenue		Seattle, WA	—	9,900	89,571	—	3,461	9,900	93,032	102,932	(10,811)	1980	12/17/97	40
348 Nordstrom Medical Tower		Seattle, WA	—	1,700	15,450	—	401	1,700	15,851	17,551	(1,695)	1986	12/17/97	40
349 Second and Seneca Buildings		Seattle, WA	—	10,922	98,927	—	2,573	10,922	101,500	112,422	(10,783)	1991	12/17/97	40
350 Second and Spring Building		Seattle, WA	—	1,968	17,716	—	2,477	1,968	20,193	22,161	(1,924)	1906/1989	07/29/98	40
351 Wells Fargo Center		Seattle, WA	—	21,361	193,529	—	4,006	21,361	197,535	218,896	(20,990)	1983	12/17/97	40
352 Nimbus Corporate Center		Tigard, OR	—	12,934	73,291	—	254	12,934	73,545	86,479	(841)	1991	07/02/01	40
Seattle Region Totals			(111,129)	280,461	2,111,355	—	48,182	280,461	2,159,537	2,439,998	(107,801)			
Washington D.C. Region														
353 Polk and Taylor Buildings		Arlington, VA	—	16,943	152,483	—	8,681	16,943	161,164	178,107	(18,521)	1970	05/22/98	40
354 Four and Five Valley Square		Blue Bell, PA	—	866	7,793	—	1,666	866	9,459	10,325	(995)	1988	10/07/97	40
355 One Valley Square		Blue Bell, PA	—	717	6,457	—	765	717	7,222	7,939	(995)	1982	11/21/97	40
356 Three Valley Square		Blue Bell, PA	—	1,012	9,111	—	1,221	1,012	10,332	11,344	(1,309)	1984	11/21/97	40
357 Two Valley Square		Blue Bell, PA	—	879	7,913	—	767	879	8,680	9,559	(1,043)	1990	10/07/97	40
358 Four Falls Corporate Center		Conshohocken, PA	—	4,939	44,458	55	2,761	4,994	47,219	52,213	(5,381)	1988	10/07/97	40
359 Centerpointe I & II		Fairfax, VA	—	8,838	79,540	367	1,217	9,205	80,757	89,962	(8,370)	1998-1990	12/19/97	40
360 Fair Oaks Plaza		Fairfax, VA	—	2,412	21,712	35	1,071	2,447	22,783	25,230	(2,477)	1986	11/24/97	40
361 Northridge I	(9)	Herndon, VA	(13,572)	3,225	29,024	—	1,619	3,225	30,643	33,868	(3,206)	1988	12/19/97	40
362 Oak Hill Plaza		King of Prussia, PA	—	2,208	19,879	—	347	2,208	20,226	22,434	(2,141)	1982	10/07/97	40
363 Walnut Hill Plaza		King of Prussia, PA	(14,056)	2,045	18,410	—	823	2,045	19,233	21,278	(2,163)	1985	10/07/97	40
364 John Marshall III		McLean, VA	—	9,950	29,871	—	3,737	9,950	33,608	43,558	(2,080)	2000	12/19/97	40
365 E.J. Randolph	(9)	McLean, VA	(14,965)	3,937	35,429	7	327	3,944	35,756	39,700	(3,674)	1983	12/19/97	40
366 John Marshall I		McLean, VA	(18,662)	5,216	46,814	24	337	5,240	47,151	52,391	(4,766)	1981	12/19/97	40
367 1601 Market Street	(3)	Philadelphia, PA	—	5,781	52,027	—	11,910	5,781	63,937	69,718	(7,736)	1970	01/18/96	40
368 1700 Market Street		Philadelphia, PA	—	9,389	84,498	—	22,042	9,389	106,540	115,929	(13,699)	1969/1989	10/01/97	40
369 Reston Town Center Garage	(3)	Reston, VA	—	1,943	9,792	—	2,007	1,943	11,799	13,742	(704)	1999	10/22/96	40
370 Reston Town Center	(3)	Reston, VA	(117,624)	18,192	154,576	83	6,202	18,275	160,778	179,053	(17,867)	1990	10/22/96	40
371 1300 North 17th Street		Rosslyn, VA	—	9,811	88,296	—	803	9,811	89,099	98,910	(9,156)	1980	12/19/97	40
372 1616 N. Fort Myer Drive		Rosslyn, VA	—	6,961	62,646	—	2,590	6,961	65,236	72,197	(6,660)	1974	12/19/97	40
373 1111 19th Street	(3)	Washington, D.C.	—	5,024	45,216	—	1,086	5,024	46,302	51,326	(5,365)	1979/1993	12/18/91	40
374 1333 H Street		Washington, D.C.	—	6,715	60,438	—	2,287	6,715	62,725	69,440	(6,434)	1982	12/19/97	40
375 1620 L Street	(3)	Washington, D.C.	—	2,708	24,374	—	1,091	2,708	25,465	28,173	(3,426)	1989	02/05/93	40
376 Market Square		Washington, D.C.	—	33,077	187,437	—	945	33,077	188,382	221,459	(7,277)	1990	06/19/00	40
377 One Lafayette Centre		Washington, D.C.	—	8,262	74,362	—	2,266	8,262	76,628	84,890	(8,250)	1980/1993	10/17/97	40
378 Three Lafayette		Washington, D.C.	—	6,871	61,841	—	120	6,871	61,961	68,832	(322)	1986	10/17/01	40
379 Two Lafayette Centre		Washington, D.C.	—	2,642	26,676	—	503	2,642	27,179	29,821	(997)	1985	07/11/00	40
380 One Devon Square		Wayne, PA	—	1,025	9,227	—	1,450	1,025	10,677	11,702	(1,307)	1984	10/07/97	40
381 Three Devon Square		Wayne, PA	—	413	3,713	—	23	413	3,736	4,149	(391)	1985	10/07/97	40

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/2001						
				Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
382 Two Devon Square		Wayne, PA	—	659	5,935	—	310	659	6,245	6,904	(804)	1985	10/07/97	40
Washington D.C. Region Totals			(178,879)	182,660	1,459,948	571	80,974	183,231	1,540,922	1,724,153	(147,516)			
Subtotal Office Properties			(2,642,573)	2,744,224	20,255,553	4,030	841,489	2,748,254	21,097,042	23,845,296	(1,474,958)			
Development Properties:														
383 E.J. Randolph II	(10)	McLean, VA	—	5,770	19,133	—	—	5,770	19,133	24,903	—	N/A	12/19/97	N/A
384 Towers@Shores	(10)	Redwood City, CA	—	35,578	60,822	—	9,088	35,578	69,910	105,488	—	N/A	07/02/01	N/A
385 Waters Edge	(10)	Los Angeles, CA	—	16,345	18,261	—	—	16,345	18,261	34,606	—	N/A	07/02/01	N/A
Subtotal Development Properties			—	57,693	98,216	—	9,088	57,693	107,304	164,997	—			
Industrial Properties:														
Los Angeles Region														
1 Airport Commerce Center		Bakersfield, CA	—	525	2,975	—	—	525	2,975	3,500	(34)	1982	07/02/01	40
Los Angeles Region Totals			—	525	2,975	—	—	525	2,975	3,500	(34)			
San Francisco Region														
2 Benicia Ind II & III		Benicia, CA	—	2,250	12,750	—	59	2,250	12,809	15,059	—	1996	07/02/01	40
3 BayCenter Business Park I, II & III		Hayward, CA	—	6,240	35,360	—	—	6,240	35,360	41,600	(405)	1994	07/02/01	40
4 Cabot Boulevard Warehouse		Hayward, CA	—	1,905	10,795	—	34	1,905	10,829	12,734	(124)	1988	07/02/01	40
5 Eden Landing Business Center		Hayward, CA	—	945	5,355	—	—	945	5,355	6,300	(61)	1990	07/02/01	40
6 Hayward Business Park		Hayward, CA	—	6,750	38,250	—	25	6,750	38,275	45,025	(441)	1980-1981	07/02/01	40
7 Huntwood Business Center		Hayward, CA	—	2,625	14,875	—	—	2,625	14,875	17,500	(170)	1979	07/02/01	40
8 Huntwood Business Park		Hayward, CA	—	675	3,825	—	—	675	3,825	4,500	(44)	1980-1985	07/02/01	40
9 Keebler Warehouse		Hayward, CA	—	630	3,570	—	23	630	3,593	4,223	(41)	1985	07/02/01	40
10 The Good Guys Distribution Center		Hayward, CA	—	3,525	19,975	—	—	3,525	19,975	23,500	(229)	1990	07/02/01	40
11 Independent Road Warehouse		Oakland, CA	—	900	5,100	—	—	900	5,100	6,000	(58)	1972	07/02/01	40
12 Port of Oakland		Oakland, CA	—	2,025	11,475	—	—	2,025	11,475	13,500	(131)	1977	07/02/01	40
13 Montgomery Ward		Pleasant Hill, CA	—	600	3,400	—	—	600	3,400	4,000	(39)	1989	07/02/01	40
14 Doolittle Business Center		San Leandro, CA	—	1,320	7,480	—	—	1,320	7,480	8,800	(86)	1978	07/02/01	40
San Francisco Region Totals			—	30,390	172,210	—	141	30,390	172,351	202,741	(1,829)			
San Jose Region														
15 Fremont Bayside	(8)	Fremont, CA	(5,664)	2,025	11,475	—	—	2,025	11,475	13,500	(131)	1990	07/02/01	40
16 Fremont Commerce Centers		Fremont, CA	—	4,440	25,160	—	61	4,440	25,221	29,661	(292)	1988	07/02/01	40
17 Industrial Drive	(8)	Fremont, CA	(2,101)	2,250	12,750	—	—	2,250	12,750	15,000	(146)	1993	07/02/01	40
18 Kato R & D		Fremont, CA	—	1,095	6,205	—	—	1,095	6,205	7,300	(71)	1983	07/02/01	40
19 Milmont R & D		Fremont, CA	—	900	5,100	—	—	900	5,100	6,000	(58)	1990	07/02/01	40
20 Cadillac Court I & II		Milpitas, CA	—	1,460	8,272	—	—	1,460	8,272	9,732	(95)	1991	07/02/01	40
21 COG Warehouse		Milpitas, CA	—	1,275	7,225	—	—	1,275	7,225	8,500	(83)	1992	07/02/01	40
22 Dixon Landing North I & II		Milpitas, CA	—	3,922	22,222	—	—	3,922	22,222	26,144	(255)	1998	07/02/01	40
23 Okidata Distribution Center		Milpitas, CA	—	1,613	9,138	—	22	1,613	9,160	10,773	(105)	1993	07/02/01	40
24 Charcot Business Center		San Jose, CA	—	3,450	19,550	—	—	3,450	19,550	23,000	(224)	1978	07/02/01	40
25 Montague Industrial Center		San Jose, CA	—	3,750	21,250	—	61	3,750	21,311	25,061	(243)	1993	07/02/01	40
26 North American Van Lines		San Jose, CA	—	2,089	11,837	—	—	2,089	11,837	13,926	(136)	1988	07/02/01	40
27 2509-2909 Stender Way		Santa Clara, CA	—	1,275	7,225	—	—	1,275	7,225	8,500	(83)	1995	07/02/01	40
28 Walsh @ Lafayette Industrial Park		Santa Clara, CA	—	5,250	29,750	—	—	5,250	29,750	35,000	(341)	1996	07/02/01	40
29 Kifer Road Industrial Park		Sunnyvale, CA	—	4,830	27,370	—	—	4,830	27,370	32,200	(314)	1979	07/02/01	40
San Jose Region Total			(7,765)	39,624	224,529	—	144	39,624	224,673	264,297	(2,577)			

Description	Notes	Location	Encumbrances at 12/31/01	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/2001						
				Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction/ Renovation	Date Acquired	Depreciable Lives(2)
Seattle Region														
30 Kirkland 118 Commerce Center		Kirkland, WA	—	1,286	7,289	—	—	1,286	7,289	8,575	(84)	1998	07/02/01	40
Seattle Region Totals			—	1,286	7,289	—	—	1,286	7,289	8,575	(84)			
Subtotal Industrial Properties			(7,765)	71,825	407,003	—	285	71,825	407,288	479,113	(4,524)			
Land Available for Development		Various	—	251,696	—	—	1,867	251,696	1,867	253,563	—	N/A	Various	N/A
Management Business			—	—	—	—	73,382	—	73,382	73,382	(14,819)	N/A	Various	3-40
Investment in Real Estate	(11)		$(2,650,338)	$ 3,125,438	$20,760,772	$ 4,030	$ 926,111	$ 3,129,468	$21,686,883	$24,816,351	$(1,494,301)			

(1) The aggregate cost for federal income tax purposes as of December 31, 2001 was approximately $15.0 billion.

(2) The life to compute depreciation on building is 40 years, except for Palo Alto which is subject to a ground lease that terminates in 2023. Therefore, the building is depreciated over the remaining term of the ground lease. The life to compute depreciation on building improvements is 4-40 years.

(3) The date acquired represents the date these properties were acquired by Equity Office Predecessors. The acquisition of the properties, or interest therein, by Equity Office from Equity Office Predecessors in connection with the Consolidation on July 11, 1997, was accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the assets were recorded by Equity Office at their fair values.

(4) This Property contains 106 residential units in addition to 224,405 square feet of office space.

(5) These loans are subject to cross default and collateralization provisions.

(6) These properties were previously under development and have been placed into service during 2001.

(7) These loans are subject to cross default and collateralization provisions.

(8) These loans are subject to cross default and collateralization provisions.

(9) These loans are subject to cross default and collateralization provisions.

(10) These properties are in various development stages. During the development period certain operating costs, including real estate taxes together with interest incurred during the development stages will be capitalized.

(11) The encumbrances at December 31, 2001 include a net premium (net of accumulated amortization of approximately $5.3 million) of approximately $11.8 million.

A summary of activity of investment in real estate and accumulated depreciation is as follows:

The changes in investment in real estate for the years ended December 31, 2001, 2000 and 1999, are as follows:

	For the years ended December 31,		
	2001	2000	1999
		(Dollars in thousands)	
Balance, beginning of the period	$17,619,380	$13,202,540	$13,683,819
Additions during period:			
Acquisitions	7,323,459	4,864,976	391,918
Improvements	360,065	293,711	297,496
Other(1)	(4,516)	—	—
Deductions during period:			
Properties disposed of(2)	(482,037)	(722,828)	(1,170,693)
Write-off of fully depreciated assets which are no longer in service	—	(19,019)	—
Balance, end of period	$24,816,351	$17,619,380	$13,202,540

The changes in accumulated depreciation for the years ended December 31, 2001, 2000 and 1999, are as follows:

	For the years ended December 31,		
	2001	2000	1999
		(Dollars in thousands)	
Balance, beginning of the period	$ (978,055)	$ (630,387)	$(352,259)
Additions during period:			
Depreciation	(532,403)	(399,768)	(339,751)
Deductions during period:			
Properties disposed of (2)	16,157	33,081	61,623
Write-off of fully depreciated assets which are no longer in service	—	19,019	—
Balance, end of period	$(1,494,301)	$ (978,055)	$(630,387)

(1) Approximately $3.7 million relates to the value of building equipment received in exchange for Equity Office's equity position in a telecom company and the remainder relates to the write-off of internally developed software.

(2) The 2000 and 1999 properties disposed of amounts include approximately $0.4 billion and $1.1 billion, respectively, of disposed assets related to the partial sale of interests in various properties. The related accumulated depreciation on the partially sold properties was approximately $18.7 million and $58.5 million, respectively.

EQUITY OFFICE PROPERTIES TRUST

BOARD AND SENIOR OFFICERS

(As of March 15, 2002)

BOARD OF TRUSTEES

EXECUTIVE OFFICERS

TIMOTHY H. CALLAHAN
President and
Chief Executive Officer

RICHARD D. KINCAID
EVP, Chief Operating Officer
and acting Chief Financial Officer

PETER H. ADAMS
EVP – Strategic Planning
and Operations

DAVID A. HELFAND
EVP and Chief Investment Officer

CHRISTOPHER P. MUNDY
EVP – Strategic Planning
and Operations

DAVID H. NAUS
EVP – Real Estate Investments

STANLEY M. STEVENS
EVP, Chief Legal Counsel
and Secretary



CHICAGO HEADQUARTERS

STEPHEN M. BRIGGS
SVP – Chief Accounting Officer

MAUREEN O. FEAR
SVP and Treasurer

DEBRA L. FERRUZZI
SVP and Executive Advisor

FRANK FRANKINI
SVP – Real Estate Investments

LAWRENCE J. KREMA
SVP – Human Resources

DIANE M. MOREFIELD
SVP – Investor Relations

SCOTT T. MOREY
SVP – Chief Information Officer

ROSS G. SATTERWHITE
SVP – Business Development Investments

JOHN C. SCHNEIDER
SVP – Legal and Associate General Counsel
for Property Operations

MARK E. SCULLY
SVP – Customer Solutions

DAVID P. SPENCE
SVP – Accounting

ROBERT J. WINTER
SVP – Development Investments

EASTERN UNITED STATES

THOMAS Q. BAKKE
SVP – New York/Washington, D.C. Region

DONALD J. HUFFNER JR.
SVP – Atlanta Region

ARVID A. POVILAITIS
SVP – Chicago Region

MARYANN GILLIGAN SUYDAM
SVP – Boston Region

WESTERN UNITED STATES

M. PATRICK CALLAHAN
SVP – Seattle Region

ROBERT E. DEZZUTTI
SVP – Los Angeles Region

MARK P. GEISREITER
SVP – San Francisco Region

PETER D. JOHNSTON
SVP – Houston Region

KIM J. KOEHN
SVP – Denver Region

JOHN W. PETERSEN
SVP – San Jose Region

EQUITY OFFICE PROPERTIES TRUST

CORPORATE DATA

SHAREHOLDERS

As of March 15, 2002, the approximate number of common shareholders of record was 1,817. This does not include the number of persons whose shares are held in nominee or "street name" accounts through brokers.

SPIEKER SHAREHOLDERS

For the purposes of Section 857 (b) (3) (C), this report shall serve as the annual report of Spieker Properties, Inc. for the designated 0.466080% of the dividends paid by Spieker Properties, Inc. in 2001 as capital gain dividends.

TRANSFER AGENT

To ensure that holders of Equity Office Properties Trust securities receive financial information as soon as possible after mailing, security holders are requested to advise Equity Office's transfer agent of any change in address or name at the following address:

EquiServe Trust Company
P.O. Box 43010
Providence, RI 02940-3010
800.733.5001
www.equiserve.com

CORPORATE OFFICE

Equity Office Properties Trust
Two North Riverside Plaza
Chicago, IL 60606
312.466.3300
www.equityoffice.com

AUDITORS

Ernst & Young LLP; Chicago, IL

FORM 10-K

Equity Office's Form 10-K is incorporated in this annual report and has been filed with the Securities and Exchange Commission. Any other inquiries from individuals and institutional investors should be directed to:

Diane M. Morefield
Senior Vice President – Investor Relations
Equity Office Properties Trust
Two North Riverside Plaza
Chicago, IL 60606
800.692.5304

ANNUAL MEETING

The annual meeting of shareholders of the common shares of beneficial interest of Equity Office Properties Trust is to be held at 8:30 a.m., Central Daylight Time, on Wednesday, May 22, 2002, at One North Franklin St., 3rd Floor, Chicago, IL 60606.

Safe Harbor Statement

Certain matters discussed within the annual report may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Equity Office Properties Trust believes the expectations reflected in these forward-looking statements are based on reasonable assumptions, there can be no assurance that its expectations will be realized. Certain factors that could cause actual results to differ materially from Equity Office's expectations are set forth in its SEC reports and filings, including, without limitation, the cautionary statements set forth in its current report on Form 8-K dated February 12, 2002. Included among these factors are changes in general economic conditions, including those affecting industries in which Equity Office's principal tenants compete; the failure of the general economy to recover timely from its current economic downturn; the extent of any tenant bankruptcies and insolvencies; Equity Office's ability to maintain occupancy and to timely lease or release space at current or anticipated rents; changes in interest rates; changes in operating costs, including utility, insurance and security costs; Equity Office's ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes or terrorist acts; future demand for Equity Office's debt and equity securities; Equity Office's ability to refinance its debt at reasonable terms upon maturity; Equity Office's ability to complete and lease current and future development projects on schedule, on budget and in accordance with expectations; the availability of new competitive supply which may become available by way of sublease rather than new construction; and the extent of future demand for high-rise and other office space in markets in which Equity Office has a presence. Many of these factors are beyond Equity Office's ability to control or predict. Forward-looking statements are not guarantees of performance. For forward-looking statements in this annual report, Equity Office claims protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Equity Office assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

COMMON SHARE MARKET PRICES AND DIVIDENDS

Equity Office's common shares of beneficial interest are listed on the New York Stock Exchange, ticker symbol EOP. The high and low sales prices, closing prices and dividends for the past two fiscal years on the NYSE were as follows:

2001	HIGH	LOW	CLOSE	DIVIDEND
First Quarter	$32.63	$27.75	$28.00	$0.45
Second Quarter	$31.75	$26.20	$31.63	$0.45
Third Quarter	$33.08	$29.50	$32.00	$0.50
Fourth Quarter	$32.55	$27.00	$30.08	$0.50
2000	**HIGH**	**LOW**	**CLOSE**	**DIVIDEND**
First Quarter	$26.25	$22.88	$25.13	$0.42
Second Quarter	$28.75	$25.00	$27.55	$0.42
Third Quarter	$31.81	$27.81	$31.03	$0.45
Fourth Quarter	$33.50	$28.88	$32.63	$0.45



Design: Pressley Jacobs Design Inc. (Chicago) Photography: David Waitz (New York) Printer: Active Graphics Inc. (Chicago)

Equity Office

Redefining the workplace. Together.

Equity Office Properties Trust
Two North Riverside Plaza
Chicago, Illinois 60606

312.466.3300

www.equityoffice.com